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OICF/BY: dlw

DATE : 4/26/02





CITIC PACIFIC

2001

中信泰富

Contents 目錄

- *Aviation sector results hit hard by events as 2001 progressed, but telecommunications and investment property grew strongly.*
  航空業受二零零一年內發生的連串事件打擊，但電訊業及投資物業則取得強勁增長。
- *CITIC Telecom 1616 established as a major Asia Pacific telecommunications hub.*
  中信電訊 1616 成為亞太區主要的電訊樞紐。
- *Opportunities in the Mainland airline industry being actively pursued.*
  積極拓展中國大陸航空業的機遇。
- *CITIC Capital Markets Holdings Limited and Shanghai CP Guojian Pharmaceutical Company Ltd. joint ventures established.*
  成立合營公司中信資本市場控股有限公司及上海中信國健藥業有限公司。
- *Income producing and development properties bought in the center of Shanghai.*
  在上海市中心購入可提供收入及發展的物業。
- *Financial resources to take up opportunities as they develop.*
  財力充裕，足以迎應未來的投資機遇。

in HK$ million	2001	2000	*Change* 變動	以港幣百萬元計算
Profit Attributable to Shareholders	2,110	3,291	-36%	股東應佔溢利
Per Share (HK$)				每股（港幣元）
Earnings	0.96	1.49	-36%	盈利
Dividend	0.80	0.85	-6%	股息
in HK$ million				以港幣百萬元計算
Shareholders' Funds	41,637	41,304	1%	股東資金
Net Debt	10,008	10,508	-5%	淨負債

CITIC Pacific's profit for the year 2001 was HK$2,110 million, or HK$0.96 per share. A result 36% lower than the previous year is not welcome news, but shareholders should be reassured the main reason is easily identifiable and understandable: the aviation sector of our business was hit hard after September 11 at a time when the world and regional economies were already deteriorating.

A key measure of the health of any business is the cash flow it generates, and I am delighted to report that our businesses generated a very healthy cashflow in 2001, and the Group is well prepared to take up any good investment opportunities going forward.

Recognizing CITIC Pacific's continuing strong and stable cash flows, and substantial financial resources, the Board is recommending a final dividend of HK$0.60 giving shareholders a dividend of HK$0.80 for 2001, only a little less than in 2000 reflecting the reduced profit.

The major **growth** in CITIC Pacific's profit in 2001 came from the telecommunication and property sectors.

The contribution from our **telecommunications** businesses was three times that of last year reaching almost HK$300 million. CITIC Telecom 1616, our fast-growth IDD wholesaler, was the largest contributor to this result, but CITIC Guoan and CTM also made significant contributions too.

The contribution from **investment property** grew 15% driven by increased rental from the Festival Walk shopping mall.

In other sectors of our business – **marketing and distribution** had a challenging year, although at the operating level the result was satisfactory, and specialty **steel manufacturing** tripled its profits.

Strategy

CITIC Pacific's business is diversified but clearly focused in a limited number of sectors. We believe that diversity builds strength, and that superior results come from focusing on what we do best.

中信泰富於二零零一年度的溢利為港幣二十一億一千萬元，即每股港幣0.96元。公司溢利較去年下降了36%，雖然業績並不理想，但股東應不難理解溢利下降的主要原因：全球及地區經濟不斷萎縮及「九一一」事件的發生，令集團旗下的航空業務更備受沉重打擊。

現金流量是衡量一間公司穩健性的重要指標。本人欣然報告，集團旗下各項業務於二零零一年所取得的現金流量處於非常穩健的水平，並有充足的財力迎應投資良機。

鑑於中信泰富之現金流量持續強勁和穩定，加之公司財政資源充裕，董事會建議向股東派發末期股息港幣0.60元，二零零一年度全年股息為港幣0.80元，略低於二零零零年度之股息，反映了本年度溢利有所下降。

中信泰富二零零一年度電訊及物業項目的溢利有所**增長**。

來自**電訊**業務的貢獻為去年之三倍，接近港幣三億元。當中大部份來自旗下迅速發展的長途電話批發商中信電訊1616，而中信國安及澳門電訊亦有顯著貢獻。

又一城商場的租金收入上升，令**物業投資**的溢利貢獻增長了15%。

其他業務方面，**貿易分銷業**於今年面對重重挑戰，但總體經營狀況尚令人滿意。而特種**鋼製造業**則錄得三倍的利潤增長。

發展策略

中信泰富致力推行業務多元化，但堅持以若干業務作為發展重點。我們相信業務多元化有助於分散投資風險，壯大公司實力，同時亦深知只有盡我所長，發揮自身優勢才能取得佳績。

Geographically CITIC Pacific will continue to have its solid base in Hong Kong but focusing increasingly on the vast market of the Mainland of China. Our knowledge and contacts in China are wide and deep, and they have led to success particularly in Civil Infrastructure and Power. CITIC Pacific will continue to focus on China. Even when business is done around the world, we are always conscious that the overriding purpose is to serve the Chinese market.

Let me review the future I see for each of our business sector:

In **telecommunications**, CITIC Telecom 1616 has established itself as one of the major telecommunication hub in Asia Pacific. The company has established strategic alliance and cooperative relationship with 125 major international telecom carriers and operators in over 80 countries. Leveraging on these relationships, CITIC 1616 continues to launch new value-added services.

CPCNet, which CITIC Pacific acquired late last year, will be our flagship for Internet services. CPCNet is actively offering individual business users and companies with value-added services such as corporate connectivity, Virtual Private Networks (VPN), Internet security solutions, data center servers hosting, etc.

After two years of investment, the major part of the China Express Number 1 Backbone Network has been completed. Because of the concern on telecommunication policies in China, CITIC Pacific sold the network project to CITIC Hong Kong (Holdings) but retaining the right to buy it back. This transaction will reduce the Company's investment risk, and the necessary infrastructure for the development of CITIC Pacific's telecommunication businesses is provided by CITIC 1616's high quality integrated platform centered in Hong Kong and linking all over the world.

CITIC Pacific has contributed to **aviation** in Hong Kong and the tremendous progress Cathay Pacific and Dragonair have made over the years as two of the best airlines in the world. The sharp drop in demand for air traffic heavily affected Cathay Pacific in particular, but there are already early signs of improvement, and both Cathay Pacific and Dragonair are strategically located to take advantage of the Mainland China market. The Mainland airline industry is being restructured. CITIC Pacific sees great potential and new business opportunities to expand. The Company is actively pursuing these opportunities and the negotiations with relevant parties are making progress.

在**發展地域**方面，中信泰富將繼續立足香港，依托中國大陸的巨大市場。中信泰富的成功受益於我們對中國市場的深入認識和廣泛的聯繫渠道，過去尤其體現在基礎建設及發電項目之發展方面。中信泰富將一如繼往，以中國為其發展重點，即使未來業務範圍可能遍及世界各地，但服務中國市場將始終為公司發展之大前題。

本人對公司各項業務的未來前景作出以下分析：

電訊方面，中信電訊 1616 已成為亞太區主要的電訊樞紐。該公司同世界上 80 個國家、125 個一級國際供應商及電訊運營商建立了策略性聯盟和合作關係，並以此為基礎，不斷推出新的增值服務。

中信泰富去年底收購的 CPCNet 將作為我們互聯網業務的旗艦，積極發展包括公司互聯網聯接、虛擬私人網絡、互聯網安全系統、數據中心主機托管等多元化商業互聯網技術服務。

國內的骨幹網經兩年投資已基本成形。因從中國電信業務政策問題的考慮，我們把該網絡出售給中信香港，但保留了回購權。我們認為這是一項穩妥的舉措，一是減少了中信泰富投資的風險，二是中信 1616 已建立了通往世界各地的高質素綜合電信網絡，為中信泰富拓展其電訊業務提供了必要的基礎設施。

中信泰富致力於香港**航空事業**的發展。經多年努力，國泰航空和港龍航空現已發展成為全球兩家傑出的航空公司，中信泰富亦為此作出了貢獻。全球航空交通需求的急劇下跌對國泰航空造成了嚴重打擊，但近來市場復甦的跡象已初步顯現。背靠中國大陸市場，國泰航空及港龍航空之發展均將佔盡地利。中國大陸的航空業正在進行改組。中信泰富認為內地航空事業極具發展潛力，與有關方面的合作投資會談正在積極進行，並已取得進展。

Following China's accession to the World Trade Organization, the **financial service** and capital markets in China will expand and grow closer to those of Hong Kong, and will have huge development potentials. CITIC Pacific, together with CITIC Beijing and CITIC Ka Wah Bank, have established a joint venture – "CITIC Capital Markets Holdings Ltd." – in which CITIC Pacific will have 50% interest and participate directly in its strategy formation and the day-to-day management. The joint venture business will be built upon the existing broking and investment banking operations of CITIC Group in Hong Kong, and fully utilizes CITIC Group's expertise and broad contacts in Hong Kong, Mainland and all over the world. While based in Hong Kong, CITIC Capital Markets Holdings will focus on the China market. This new venture is aimed to develop a leading brand name in the China-focused fund management business, as well as developing the existing businesses of brokerage and corporate finance.

CITIC Pacific recently reached an agreement with Shanghai Lansheng Guojian Corporation to form a joint venture "Shanghai CP Guojian Pharmaceutical Company Ltd". CITIC Pacific will invest up to RMB350 million and will have controlling interest of 51% in the joint venture. CP Guojian's vision is to build its own research and development, production and marketing capabilities. The venture will leverage on CITIC Pacific's strong financial position, advanced management systems and broad contacts in international markets. The venture begins with a team of leading biotech researchers, and also a number of patents that are either registered or are under registration in China and in other countries. CP Guojian's immediate focus is the development of new drugs related to genetic therapy. Biotech will be one of the fastest growing industries in this century and has great development potential. We believe the investment will contribute to the Company's future growth in the coming years.

CITIC Pacific's team of **power industry** veterans has built and operates one of the largest groups of power generation plants in China of any foreign organization with total capacity of 3,000MW. The Ligang power station is one of the most profitable in China. Late last year, the first unit of 200MW at the Huhhot power plant in Inner Mongolia became operational and the second unit is expected to commence operation before the end of 2002. Construction work at the Jilin power plant is going smoothly. As the power industry in China reforms, we will continue to seek new opportunities investing in power plants.

Our **civil infrastructure**, consisting of Huangpu bridges and tunnels in Shanghai and two cross harbour tunnels in Hong Kong, produces reliable long term cashflows.

中國加入世界貿易組織之後，**金融**市場將會進一步開放，中港兩地的資本市場發展亦勢必愈加緊密、潛力無窮。本公司將與中信總公司和中信嘉華銀行合資同組「中信資本市場控股有限公司」，中信泰富將佔股 50%，直接參與該公司的發展策略及日常管理。合資公司將以中信集團在香港現有的投資銀行業務為基礎，充份利用和發揮中信集團在中港兩地乃至國際上的廣泛聯絡渠道及金融管理經驗，立足香港，面向大陸，除積極拓展企業融資、股票經紀等傳統資本市場業務之外，旨在建立發展以中國市場為中心的基金管理業務及品牌。

中信泰富於最近與上海蘭生國健藥業有限公司共同組建了上海中信國健藥業有限公司，將投資人民幣三億五千萬元，控股 51%。該合資公司將集科研、生產及銷售為一體，憑著中信泰富雄厚的資金實力、先進的企業管理理念以及豐富的國內外市場渠道，並利用合資方優秀的科研人才及已經擁有或正在申請的多項國內外研究發明專利，重點開發一批治療性基因工程新藥。生物科技將是本世紀發展最快，亦是最具開發潛力的行業之一。我們相信，這方面的投資在未來幾年將為中信泰富提供新的業務增長點。

中信泰富擁有一支強幹的**發電行業**專才隊伍，旗下各電廠的發電總裝機容量將達三百萬千瓦，目前為國內最大的外資獨立發電商之一。其中，利港發電廠更是中國最具盈利能力的發電廠之一。興建中的內蒙呼和浩特熱電廠首台二十萬千瓦之發電機組已於去年年底投入運轉，第二台機組也將於二零零二年底前投入使用。新投資的吉林熱電廠工程進展順利。隨著國家電力市場改革，我們將不斷尋求新的電廠業務投資機會。

基礎建設方面，上海各項連接黃浦江兩岸的橋樑和隧道，以及位於香港的兩條海底隧道，均為公司提供了可靠的長期現金流量。

Marketing and distribution in Hong Kong and Mainland China is the business of Dah Chong Hong and Sims Trading which serve the people of Hong Kong and China in providing high quality products. Hong Kong is a mature but profitable market, and we are concentrating on delivering improved customer service at a reduced cost. The Mainland is the opportunity, and a systematic 3-year plan is being implemented both on the motor and food side of the business to position Dah Chong Hong and Sims Trading as the premier supplier and distributor of motor vehicles and food products in China.

In **property**, the center of cities in Mainland China presents opportunities today. During the last twelve months CITIC Pacific has invested in developing land in the center of Shanghai, and bought two income-producing buildings in the same city. There may be similar opportunities in Shanghai and in Beijing where CITIC Pacific already owns a 50% interest in the CITIC Building. In Hong Kong, the existing properties are capable of generating significant development profits and stable rental income in the coming years.

Future

CITIC Pacific moves into the future and the Chinese Year of the Horse with confidence that our Company will grow and develop in the coming years in the direction I have already described.

CITIC Pacific has the financial resources to take up new opportunities as they develop. We are conscious that really good business opportunities are few, and thus we are disciplined to be patient to identify opportunities that will benefit shareholders in the long term.

It is my pleasure to lead a team of businessmen and women with long, successful and practical experience in so many disciplines that all work together to propel CITIC Pacific forward. To every one of them, and our directors, bankers and advisors, I thank you for all your fine work over the past year and your commitment to the future.

Larry Yung Chi Kin
Chairman

Hong Kong, 14 March 2002

以中港兩地消費者為服務對象，大昌行及慎昌從事香港及中國大陸的**貿易分銷業務**為顧客提供優質產品。香港是一個已經成熟但仍可繼續營利的市場，集團正致力以較低的成本，進一步改善提高對客戶服務的質素。中國大陸市場則是充滿商機，集團就拓展汽車及食品業務將推行一系列的計劃，目標是將大昌行及慎昌發展成為全中國最主要的汽車及食品供應商和分銷商。

中國大陸主要城市之**物業**發展呈現許多機遇。過去一年中，中信泰富啟動了於上海市中心區的物業發展項目，並購入了市內兩項即時提供租金收入的物業。同上海一樣，北京的物業發展亦有商機，中信泰富已擁有北京國際大廈的50%權益。在香港，中信泰富現有物業可於未來數年提供可觀的收益及穩定的租金收入。

前景展望

迎來馬年，中信泰富對未來發展充滿信心，深信本公司於未來數年業務將蒸蒸日上，朝著本人以上提及的發展方向不斷成長擴大。

中信泰富備有充足的財政資源可把握新的投資機遇。我們意識到真正的商業良機來之不易，因此必須謹慎耐心地發掘長遠而言對股東最為有利的投資機會。

本人慶幸能與一群在各行各業累積了豐富實際經驗的成功商界精英共事，攜手推動中信泰富邁向美好將來。對於各位同僚、董事、往來銀行及商業顧問在過去一年的出色工作表現、支持及努力不懈締造未來，本人謹此致謝。

榮智健
主席

香港，二零零二年三月十四日

CITIC Pacific remains focused on its core infrastructure businesses in Hong Kong, Macau and Mainland China that embrace telecommunications, power generation, aviation, and civil facilities. Complementing the infrastructure business is the Company's interest in property and marketing and distribution.

This Review is current at 14 March 2002.

中信泰富之業務仍繼續以在香港、澳門及中國大陸的核心基礎建設業務為發展重點，其中包括電訊、發電、航空及基礎設施等業務。除基礎建設業務外，本公司亦投資於物業及銷售與分銷業務。

本業務回顧涵蓋截至二零零二年三月十四日止之情況。

Infrastructure 基礎建設

Communications 信息業

	Location	*地點*	*Ownership 擁有權*	
CITIC Telecom 1616	Hong Kong	香港	100%	中信電訊 1616
CPCNet	Hong Kong	香港	100%	CPCNet
China Express No. 1 BackBone Network*	PRC	中國	80%	中國快訊一號骨幹網*
CITIC Guoan	PRC	中國	50%	中信國安
CTM (Macau Telecom)	Macau	澳門	20%	CTM（澳門電訊）

** 80% ownership sold in February 2002.*

[illegible]

Contribution to earnings 盈利貢獻

Year 年度	*HK$ million 港幣百萬元*	*Proportion of total earnings 佔總盈利比例*	
2001	293	9%	二零零一年
2000	92	2%	二零零零年

CITIC Pacific is committed to building a telecommunications business that can offer comprehensive services to customers in China and their trading partners around the world.

中信泰富致力建立一個可為中國客戶及其分佈世界各地的貿易夥伴提供多元化服務的電訊業務。

CITIC Telecom 1616 中信電訊 1616

CITIC Telecom 1616 ("1616") (www.citic1616.com) is the market leader in Hong Kong's IDD wholesale market. Revenues rose significantly in 2001 as total monthly IDD traffic volume exceeded 150 million minutes, a 6.9 times increase since 1616 was acquired by CITIC Pacific in May 2000.

中信電訊1616（「1616」）(www.citic1616.com) 在香港長途電話批發市場上佔領先地位。二零零一年之收入大幅上升，每月處理的長途電話通訊總流量超逾一億五千萬分鐘，較二零零零年五月中信泰富收購1616時增長6.9倍。

1616 also diversified into outsourcing business, Calling Card Wholesaling and IPLC reselling to strengthen its business model and cash position. With the growth in personal communications services, 1616 has built a Universal Mobile Operator Exchange Platform to enable roaming and short message exchange services for mobile operators worldwide. The service deployment of this is planned for the second quarter of 2002. The management believes that the Company has both the experience and expertise to capture the growth not only in the IDD wholesale business, but also new services to broaden its customer base and generate additional revenues.

1616 is one of the key platforms on which CITIC Pacific strives to build a comprehensive telecommunications network.

CPCNet

CPCNet Hong Kong (www.cpcnet-hk.com) was launched in February as the successor to PSINet Hong Kong which CITIC Pacific acquired in September of 2001. CPCNet is a prominent Internet Service Provider serving the corporate business sector of Hong Kong and bridging opportunities for its customers between China and the rest of the world through business co-operation, partnerships and franchises. CPCNet has a solid customer base of over 4,000 accounts covering services from connectivity solutions to the Internet, managed and dedicated server hosting, security services such as Intrusion Detection Services and Virtual Private Networking Solutions. CPCNet's target customers are businesses with demand for IP solutions and a majority of them already have plans to expand their businesses in China. Since acquisition, there has been significant improvement in CPCNet's businesses with profits recorded since the month of November. CPCNet is an important part of CITIC Pacific's strategy focusing on value-added services in the Internet/telecommunications market sector.

China Express No. 1 Backbone Network

CITIC Pacific began building the 32,000 km fibre optic, nation-wide China Express No. 1 Backbone Network in 2000. Since then work has progressed well with more than 25,000 km of cable already laid by the end of 2001.

1616在不斷發展長途電話批發業務的同時開發了多種新業務，包括電訊外判服務、預付費卡批發及IPLC分銷等，以加強其業務模式及現金狀況。隨著個人通訊服務市場的快速增長，1616建立了通用移動交換平台，向全世界移動運營商提供漫游和短信息的交換服務。該平台將於二零零二年第二季度正式投入運營。公司管理層堅信，我們有足夠的經驗和技術，保證我們不僅能夠保持在長途電話批發市場的高增長，而且能夠不斷加入各類新業務，以擴展用戶基礎，從而增加收益。

1616是中信泰富為建立多元化電訊網絡而成立的主要信息平台之一。

CPCNet

於二月正式註冊的CPCNet香港(www.cpcnet-hk.com)是中信泰富在二零零一年九月收購PSINet香港後改組而成的。CPCNet是一所卓越的網絡服務供應商(ISP)，透過企業合作、商業伙伴關係及特許經營，為香港企業服務及作為中國與世界各地企業之橋樑。CPCNet擁有雄厚的客戶基礎，現為4,000企業客戶提供各種互聯網接入服務，管理及專用伺服器托管服務、保安服務如入侵偵察服務和虛擬網絡方案等。CPCNet的目標客戶是對IP電訊方案有需求之企業，當中大部份已經或計劃把業務擴展到中國市場之企業。收購後，CPCNet的業務得到重大改善，公司更從十一月開始錄得盈利，CPCNet是中信泰富發展電訊增值服務的旗艦公司。

中國奔騰一號骨幹網

中信泰富於二零零零年開始興建一條覆蓋全國、全長三萬二千公里的光纖網中國奔騰一號骨幹網。工程進展順利，至二零零一年底已鋪設之光纖纜逾二萬五千公里。

In order for the Network to become operational and to begin to generate revenue, a comprehensive set of relevant licenses is required. CITIC Pacific's participation in the PRC telecommunications business as a foreign investor complicates the application process whereas CITIC Beijing has the opportunity to apply for the necessary licenses if the Network is wholly owned.

In February 2002, shareholders approved the sale at cost of the Company's 80% interest in this fibre optic backbone to CITIC HK, a wholly owned subsidiary of CITIC Beijing. To participate in this aspect of telecommunications business in China once the regulatory environment allows, CITIC Pacific has the option if it chooses to buy the Network back at the then prevailing cost.

為使該網絡能投入運作並賺取收入，必須先取得有關之牌照。中信泰富作為外資公司參與中國的電訊業務，令申請過程較為複雜。而中信北京全資擁有該網絡，則有助於申請相關牌照。

於二零零二年二月，中信泰富股東批准了本公司將其於該光纖骨幹網所佔的80%之權益以成本價售予中信北京的全資附屬公司中信香港。一旦法規容許參與中國的電訊業務，中信泰富可選擇按當時的成本價購回該網絡。

CITIC Guoan

CITIC Guoan's primary business is its 69.8% interest in CITIC Guoan Information Industry Co., Ltd. ("Guoan Information"), a Shenzhen Stock Exchange listed company. Guoan Information operates cable television networks in 10 cities and provinces in China serving approximately 4 million subscribers. Besides its CATV networks, Guoan Information also has investments in multi-media advertising, hotel management, construction, system integration and software development.

CITIC Guoan owns 100% of CITIC Building situated in the center of Beijing. This grade A office building maintains an occupancy rate of over 90%.

中信國安

中信國安的主要業務是持有中信國安信息產業股份有限公司（「國安信息」）（為一間在深圳證券交易所上市的公司）69.8% 的權益。國安信息在中國十個省市經營有線電視網絡，為大約四百萬用戶提供服務。除有線電視網絡外，國安信息亦投資於多媒體廣告、酒店管理、工程建設、系統集成及軟件開發等業務。

中信國安擁有位於北京市中心的國際大廈100% 權益。這幢甲級寫字樓的租用率一直維持在 90% 以上。

CTM

20% owned by CITIC Pacific since 1991, Companhia de Telecomunicacoes de Macau (www.ctm.net) is the provider of fixed line, mobile telephone and Internet access services to the people of Macau SAR.

CTM continued its outstanding performance for the year 2001 with profits rising 18% to HK$341 million. Its mobile phone user base increased 19% to 172,000 registered users. Internet subscribers also increased by 25% to 37,800. In September 2001, CTM launched WAP services and it will continue to provide value-added services that have relatively high profit margin.

澳門電訊

中信泰富由一九九一年起擁有澳門電訊(www.ctm.net）的20%權益，該公司專為澳門特別行政區市民提供固網、流動電話和互聯網存取服務。

澳門電訊於二零零一年繼續取得佳績，溢利增長 18% 至港幣三億四千一百萬元，其流動電話服務的用戶數目增長 19% 至十七萬二千名。互聯網用戶亦增長 25% 至三萬七千八百戶。於二零零一年九月，澳門電訊推出 WAP 服務，並將繼續提供利潤較高的增值服務。

Power Generation

發電





吉林
200MW
Weihai 威海
49% / 24MW
開封
Ligang 利港
56.3% / 1,400MW
Operational 運營中
Under Construction 在建設中
% / MW
Capacity 容量
CITIC Pacific Ownership 中信泰富權益

	Location	地點	Ownership 擁有權	Installed Capacity 裝機容量 (in Megawatts) (兆瓦)	
Ligang	Jiangsu	江蘇	56.3%	1,400	利港
Zhengzhou	Henan	河南	50%	600	鄭州
Kaifeng	Henan	河南	50%	125	開封
Huhhot	Inner Mongolia	內蒙古	35%	200	呼和浩特
Jilin	Jilin	吉林	55%	*	吉林
Weihai	Shandong	山東	49%	24	威海
Shouguang	Shandong	山東	49%	24	壽光

* *Under construction 200MW*

* *在建設中機組之發電容量為 200 兆瓦*

Contribution to earnings

盈利貢獻

Year 年度	HK$ million 港幣百萬元	Proportion of total earnings 佔總盈利比例	
2001	419	13%	二零零一年
2000	584	14%	二零零零年

CITIC Pacific's power team is actively involved in all phases of the power business from identifying attractive investment opportunities to supervise construction process and the actual operations of power plants.

In 2001, demand for electricity increased with total electricity generated from all the operating units reach 11,398 million kwh, a 5.67% rise from the previous year.

The Huhhot power plant in Inner Mongolia saw its first installed unit of 200 Megawatts ("MW") become operational in December. The second unit of 200 MW is expected to be operational by the third quarter of 2002. This co-generation power plant has total designed capacity of 400 MW and capable of generating both power and heat.

In June 2001, CITIC Pacific entered into a joint venture agreement with local partners to participate in the operation of Jilin co-generation power station located in Jilin province. This co-generation power plant has a design capacity of 200 MW consists of two 100 MW units. Construction of the first unit has begun and operations expected to commence at the end of 2002. The second unit is expected to complete by the end of 2003.

The Ligang coal-fired power station with a total installed capacity of 1,400 MW continues to be one of the most efficient power plants in China. For 2001, a total of 7,103 million kwh of electricity was generated compared to 6,880 million kwh in 2000, an increase of 3.24% from the previous year. An application for phase III of 1,200 MW has been submitted to the relevant government authorities.

The Zhengzhou coal-fired power station has a designed capacity of 1,000 MW and installed capacity of 600 MW comprising a phase I (2x200 MW) and a phase II (1x200 MW). For the year 2001, a total of 3,397 million kwh of electricity was generated compared to 3,062 million kwh, an increase of 10.9%. Application for phase III has been submitted to the relevant government authorities to seek approval.

中信泰富的電力組積極參與發電業務的每個環節，從物色具吸引力的投資項目，至監督電廠的興建工程和實際營運。

於二零零一年，電力需求增加，所有營運機組的總發電量達113.98億千瓦小時，較上年度同期增長5.67%。

位於內蒙古的呼和浩特電廠首台20萬千瓦的發電機組已於十二月投產。預計第二台20萬千瓦的發電機組可於二零零二年第三季度投產。這間熱電廠的總設計發電容量為40萬千瓦，可同時發電和發熱。

於二零零一年六月，中信泰富就參與經營吉林省的吉林熱電廠而與當地合作夥伴訂立合營協議。這間熱電廠的設計發電容量為20萬千瓦，設有兩台各10萬千瓦的發電機組。第一台發電機組已開始興建，預計可於二零零二年底開始投產。第二台發電機組可望於二零零三年底前落成。

利港燃煤發電廠的總裝機容量為140萬千瓦，一直是全中國效率最高的發電廠之一。二零零一年之總發電量為71.03億千瓦小時，與二零零零年之發電量68.80億千瓦小時比較，增長3.24%。興建120萬千瓦之第三期機組之申請已提交有關政府部門審批。

鄭州燃煤發電廠的設計發電容量為100萬千瓦，裝機容量為60萬千瓦，包括第一期（兩台各為20萬千瓦的發電機組）及第二期（一台20萬千瓦的發電機組）。二零零零年的總發電量為30.62億千瓦小時，而二零零一年則為33.97億千瓦小時，增長率為10.9%。興建第三期機組之申請已提交有關政府部門審批。

Kaifeng power station, with an installed capacity of 125 MW generated 638 million kwh of electricity in 2001.

開封電廠的裝機容量為12.5萬千瓦，二零零一年的發電量為6.38億千瓦小時。

The Weihai co-generation power plant generated 76 million kwh of electricity and 2.2 million GJ of heat in 2001.

威海熱電廠二零零一年的發電量為0.76億千瓦小時，發熱量為二百二十萬吉焦。

Shouguang co-generation power plant generated 185 million kwh of electricity and 1,029,821 tonnes of high temperature/pressure steam in 2001.

壽光熱電廠於二零零一年的發電量為1.85億千瓦小時，並提供一百零二萬九千八百二十一噸高溫蒸汽。

CITIC Pacific is committed to utilizing the Company's experience and expertise in the power sector to continue its expansion in the power generation area with specific focus on acquiring existing stations and making them more efficient.

中信泰富致力運用本公司在發電業務方面的經驗和專長，繼續擴展旗下的發電業務，特別專注於收購已建成的電廠及提高其營運效率。

Civil Facilities Ownership Table and Map

基礎設施 擁有權一覽表及地圖

	Location	*地點*	*Ownership 擁有權*	
Yang Pu bridge	Shanghai	上海	45%	楊浦大橋
Nan Pu bridge	Shanghai	上海	45%	南浦大橋
Xu Pu bridge	Shanghai	上海	45%	徐浦大橋
Da Pu Lu tunnel	Shanghai	上海	45%	打浦路隧道
Yanan East Road tunnel	Shanghai	上海	50%	延安東路隧道
Hu Jia toll road	Shanghai	上海	45%	滬嘉高速公路
Western Harbour Crossing	Hong Kong	香港	35%	西區海底隧道
Eastern Harbour Crossing	Hong Kong	香港		東區海底隧道
– road			70.8%	– 公路
– rail			50%	– 鐵路

Contribution to earnings

盈利貢獻

Year 年度	*HK$ million 港幣百萬元*	*Proportion of total earnings 佔總盈利比例*	
2001	1,318	41%	二零零一年
2000	1,265	31%	二零零零年


Shanghai 上海
Yanan East Road Tunnel
延安東路隧道
Yang Pu Bridge
楊浦大橋
Nan Pu Bridge
南浦大橋
Da Pu Lu Tunnel
打浦路隧道
Xu Pu Bridge
徐浦大橋
Hong Kong 香港

CITIC Pacific's interest in civil facilities includes bridges, tunnels and roads in Shanghai, and Hong Kong.

In the Mainland, CITIC Pacific has interests in all of the cross Huangpu River facilities in Shanghai which include two tunnels and three bridges providing the necessary connection between Pu Dong, the government designated Special Economic Development Area, and Pu Xi, the old part of Shanghai. In May 2000, the Shanghai Municipal Government eliminated toll collection at all the cross Huangpu River facilities to stimulate the development of Pudong. CITIC Pacific has continued to receive its contracted returns.

中信泰富在基礎設施方面的權益包括位於上海及香港的橋樑、隧道及公路。

中國方面，中信泰富擁有上海所有橫跨黃浦江設施的權益，包括兩條隧道及三座橋樑，是連接浦東（政府指定的經濟開發特區）和浦西（上海市舊區）的必經要道。二零零零年五月，上海市政府取消所有往來黃浦江兩岸設施的收費，藉以刺激浦東的發展。此舉並未影響中信泰富收取其約定的回報。

The Hu Jia Toll Road in which CITIC Pacific has a 45% interest has seen daily average traffic increase of 17% over a year ago to 22,742 vehicles per day for 2001.

CITIC Pacific in December of 2001 sold its 50% interest in Chongqing Chang Jiang LJT Bridge to the joint venture partner due to local authority's potential plans of constructing more bridges in the area which could divert traffic which in turn would reduce the Company's investment return. The original investment is fully recovered.

In Hong Kong, CITIC Pacific has a 35% interest in a 30-year franchise that operates the Western Harbour Crossing ("WHC") (www.westernharbourtunnel.com), a key section of the Route 3 highway which links Hong Kong, Mainland China and Chek Lap Kok Airport. Following an increase in toll in late 2000, WHC registered its first profit. Daily average traffic, however, experienced a slight drop of 7.2% to 39,702 vehicles per day compared with 42,797 vehicles per day in 2000.

CITIC Pacific is a controlling shareholder in the Eastern Harbour Crossing road tunnel (www.easternharbourtunnel.com.hk) with a 70.8% shareholding. This was increased in March 2002 from 69%. It continues to operate smoothly registering a profit of HK$321 million a slight increase of 0.9% over 2000. Traffic throughput was 74,596 vehicles per day compared with 72,228 vehicles per day in 2000. CITIC Pacific also owns 50% of the rail tunnel which contributed HK$12 million.

中信泰富擁有45%權益的滬嘉高速公路二零零一年的每日平均交通流量為22,742架次，較去年同期增長了17%。

中信泰富於二零零一年十二月將擁有的重慶長江李家沱大橋的50%權益售予合營夥伴。其主要原因是由於重慶市政府可能計劃在區內興建更多橋樑疏導交通，從而會令本公司的投資回報減少，最初付出的投資可全數收回。

香港方面，中信泰富擁有西區海底隧道（「西隧」）三十年專營權的35%權益。西隧（www.westernharbourtunnel.com）是連接香港、中國大陸及赤鱲角機場的三號幹線的重要組成部份。繼二零零零年底調高收費後，西隧初次錄得溢利。然而，二零零一年每日平均交通流量較二零零零年的每日42,797架次下降7.2%至每日39,702架次。

中信泰富是東區海底隧道公路部份（www.easternharbourtunnel.com.hk）的控制性股東，於該隧道所佔的股權於二零零二年三月由69%增至70.8%。該隧道一直運作良好，錄得溢利港幣三億二千一百萬元，較二零零零年同期微升0.9%。交通流量為每日74,596架次，而二零零零年則為每日72,228架次。中信泰富亦擁有該隧道鐵路部份的50%權益，其盈利貢獻為港幣一千二百萬元。

Aviation 航空

	Location	地點	Ownership 擁有權	
Cathay Pacific	Hong Kong	香港	25.8%	國泰航空
Dragonair	Hong Kong	香港	28.5%	港龍航空
HK Air Cargo Terminals	Hong Kong	香港	10%	香港空運貨站

Contribution to earnings 盈利貢獻

Year 年度	HK$ million 港幣百萬元	Proportion of total earnings 佔總盈利比例	
2001	324	10%	二零零一年
2000	1,475	36%	二零零零年

The global economic downturn that began in early 2001 was already impacting the worldwide aviation industry when the operating environment was made worse by the terrorist attacks in the U.S. International as well as regional air traffic demand declined significantly in the second half of 2001 which severely affected Cathay Pacific and to a certain extent Dragonair.

Cathay Pacific Airways (www.cathaypacific.com), an international passenger and freight carrier based in Hong Kong, serves 62 destinations around the world. CITIC Pacific is the second largest shareholder and is actively involved in its management.

Revenues for 2001 were HK$30.4 billion, a decline of 12%. Profits were down 87% to HK$ 657 million. The number of passengers reduced by 5% to 11.3 million. Passenger load factor dropped by 5 points and passenger yield also decreased by 5%. Cargo experienced similar results. Total tonnage carried was 704,000, an 8.5% drop from the previous year. Cargo yield dropped sharply by 11% due to increased competition and falling demand. Cathay Pacific management has taken a number of measures to contain costs and improve operating efficiency which includes grounding planes and suspending unprofitable routes. Cathay Pacific is well prepared to meet the challenging environment; it operates one of the most fuel efficient fleets in the world.

自二零零一年初全球經濟開始放緩，加之美國發生恐怖襲擊使已受嚴重影響之全球航空業經營環境更加困難。二零零一年下半年，國際及地區航空交通的需求大幅縮減，嚴重影響國泰航空,並在一定程度上影響了港龍航空。

國泰航空（www.cathaypacific.com）是一間建基於香港的國際客運及貨運航空公司，航線遍佈全球六十二個目的地。中信泰富是國泰航空的第二大股東並積極參與其管理工作。

二零零一年的收入為港幣三百零四億元，下跌12%；溢利則下跌87%至港幣六億五千七百萬元。載客人數下跌5%至一千一百三十萬人；乘客運載量下跌5點，而客運收益率也減少5%。貨運業務亦出現類似情況。空運貨量為704,000噸，較上年度同期下跌8.5%。由於競爭加劇及需求下降，以致貨運收益率急跌11%。國泰航空的管理層已採取多項措施以控制成本及改善營運效率，包括停飛客機及取消無利潤的航線。國泰航空將作好準備迎接挑戰，並繼續運營這間全球最善用燃料的機隊之一。

Dragonair (www.dragonair.com) is a regional carrier that operates flights to 27 destinations in Asia out of which 18 are to Chinese cities. It also operates freighter services to Shanghai, Europe and Osaka. The airline was less affected by the global aviation downturn given its regional focus. Passenger carried and cargo uplifted increased 13% and 29% respectively. Net revenue rose 18% to HK$4,885 million. However, profits decreased 37% to HK$339 million primarily due to lower passenger and cargo yield and the continued high cost of launching the freighter service.

HACTL (www.hactl.com), in which CITIC Pacific has a 10% interest, operates the largest air cargo terminal in the world. In 2001, a total of 1.59 million tonnes of cargo was handled, 9% down on last year. However, consolidated profits increased by 25% to HK$391 million largely due to savings on interest charges and operational efficiencies.

CITIC Pacific considers aviation a major component of its infrastructure business and a core area of development in the future. Both Cathay Pacific and Dragonair with Hong Kong as their base and fast growing Mainland China as the neighbour are strategically well positioned to capture greater opportunities in aviation.

港龍航空（www.dragonair.com）是一間地區性航空公司，經營往返亞洲二十七個目的地的航班服務，其中十八個目的地為在中國大陸城市。該公司亦經營前往上海、歐洲及大阪的貨運服務。由於港龍航空以地區為服務重點，故全球航空業放緩對該公司的影響較輕。載客量及貨運量分別增長13%及29%。收入淨額增長18%至港幣四十八億八千五百萬元。然而，溢利則下跌37%至港幣三億三千九百萬元，主要原因為客運及貨運收益率同告下降及貨運服務的開辦成本持續高漲。

中信泰富擁有10%權益的香港空運貨站（www.hactl.com）經營全球最大的航空貨運站。於二零零一年，該公司共處理貨物一百五十九萬公噸，較上年度同期下降9%。綜合溢利則增長25%至港幣三億九千一百萬元，主要是由於利息支出的減少及增加營運效率。

中信泰富認為航空業務是旗下基礎建設業務的重要部份，亦是日後的發展重點所在。國泰航空及港龍航空均以香港為基地，與迅速增長的中國大陸為鄰，在地理位置上具戰略性優勢，將會有利把握航空業的機遇。

Environment

環境保護

	Location	*地點*	*Ownership 擁有權*	
South East N T Landfill ("Green Valley Landfill")	Hong Kong	香港	30%	新界東南部之堆填區（「翠谷工程」）
Chemical Waste Treatment Plant ("Enviropace")	Hong Kong	香港	20%	化學廢料處理中心（「衡和」）
West Kowloon Transfer Station	Hong Kong	香港	30%	西九龍廢物轉運站
North Lantau Transfer Station	Hong Kong	香港	50%	北大嶼山廢物轉運站
Airport Waste	Hong Kong	香港	30%	機場廢料站

Contribution to earnings 盈利貢獻

Year 年度	HK$ million 港幣百萬元	Proportion of total earnings 佔總盈利比例	
2001	44	1%	二零零一年
2000	55	1%	二零零零年

The Green Valley Landfill at Junk Bay, in the South East New Territories of Hong Kong, is a landfill of 100 hectares. In 2001, over 2.6 million tonnes of waste was processed, an average of 7,359 tonnes per day, slightly lower than last year due to a reduction of construction waste.

Enviropace, located on Tsing Yi Island, is the only chemical waste treatment plant in Hong Kong. In 2001, more than 62,000 tonnes of waste was treated.

The West Kowloon Transfer Station has a designed capacity of 2,500 tonnes per day. Approximately 623,000 tonnes of waste was processed in 2001 an increase of 10% from 2000.

The North Lantau Transfer Station in which CITIC Pacific has a 50% interest has a daily capacity of 1,200 tonnes. It serves the Chek Lap Kok Airport, Discovery Bay and nearby areas. In 2001, more than 45,500 tonnes of waste was processed, an increase of 20% over 2000.

The Airport Waste is the waste collection facility of Chek Lap Kok Airport where more than 13,000 tonnes was collected in 2001, same as in 2000.

翠谷工程位於香港新界東南部的將軍澳，是佔地一百公頃的堆填區。由於建築廢料減少，於二零零一年，該工程共處理逾二百六十萬公噸廢料，即每日平均為七千三百五十九公噸，較去年輕微下降。

衡和位於青衣島，是香港唯一的化學廢料處理中心。該中心於二零零一年共處理廢料逾六萬二千公噸。

西九龍廢物轉運站的每日設計容量為二千五百公噸。該站於二零零一年共處理廢料約六十二萬三千公噸，較二零零零年增加10%。

中信泰富擁有50%權益的北大嶼山廢物轉運站的每日容量為一千二百公噸，為赤鱲角機場、愉景灣及鄰近地區提供服務。該站於二零零一年共處理廢料逾四萬五千五百公噸，較二零零零年增加20%。

機場廢料站是赤鱲角機場的廢料收集設施。該站於二零零一年共收集廢料逾一萬三千公噸，與二零零零年相同。

Marketing and Distribution 銷售及分銷

	Location	地點	Ownership 擁有權	
Dah Chong Hong	Hong Kong	香港	100%	大昌行
Sims Trading	Hong Kong	香港	100%	慎昌

Contribution to earnings 盈利貢獻

Year 年度	HK$ million 港幣百萬元	Proportion of total earnings 佔總盈利比例	
2001	119	4%	二零零一年
2000	226	5%	二零零零年

CITIC Pacific's interests in Marketing and Distribution consists mainly 100% owned subsidiaries Dah Chong Hong, universally known as DCH, and Sims Trading.

Dah Chong Hong (www.dch.com.hk), with substantial operations in Hong Kong and Mainland China and businesses in Japan, Singapore and Canada, is a major distributor of motor vehicles and consumer and food commodity products.

DCH Motor: DCH Motor distributes a broad range of passenger and commercial vehicles including Acura, Audi, Bentley, DAF, Honda, Isuzu, MAN, Nissan, UD Nissan Diesel, Rolls Royce and Volkswagen. Its 23% market share in the Hong Kong motor market makes it one of the largest distributors of motor vehicles in the territory. DCH also provides after-sale services through its five conveniently located motor service centres. Total vehicles sold in 2001 were 10,233, a 0.8% decrease from 2000, but sales in the second half were only 73% of the first half due to reduced demand and keen competition through the offering of purchase incentives which reduced profit margin.

In recent years, DCH has been rapidly expanding in Mainland China which the company believes will become its main profit contributor in the coming years. Distribution, sales and service networks have been expanded to complement the expansion including over ten integrated sales outlets with after-sales service and spare part supports, regional parts distribution centres and traditional service centres in major cities across China. DCH currently has distributorship and dealership in the Mainland of both imported brands such as Bentley, GM, Honda, Isuzu, Nissan, Renault, Rolls Royce and Volkswagen and locally made vehicles such as Guangzhou Honda, Hainan Mazda and Qingling. Amongst the imported brands, Nissan passenger cars and Isuzu trucks have been the best sellers. Although the recent trade restrictions between China and Japan had adversely affected the Japanese vehicle import into Mainland China in the second half of 2001, total vehicles sold to the Mainland China market exceeded 4,000 in 2001. DCH will move full steam ahead on developing the China motor business with additions of more integrated dealership outlets expected in the future.

中信泰富於銷售及分銷的業務主要包括旗下的全資附屬公司大昌行及慎昌。

大昌行（www.dch.com.hk）業務主要分佈於香港及中國大陸，同時也在日本、新加坡及加拿大有一定的業務，大昌行以分銷汽車及消費品和糧油食品為主。

汽車：大昌行代理的各式載客及商用車輛品牌眾多包括極品、奧迪、賓利、大富、本田、五十鈴、猛獅、日產、大實力、勞斯萊斯及福士。大昌行汽車在香港汽車市場的佔有率達23%，是本港最大規模的汽車分銷商之一。大昌行亦透過五間地點適中的汽車維修中心提供售後服務。二零零一年共售出汽車10,233輛，較二零零零年下跌0.8%，但由於需求下降，加以在激烈競爭下須提供優惠以致邊際利潤減少，令二零零一年下半年的汽車銷售額僅為上半年的73%。

近年來大昌行積極拓展中國大陸市場，相信中國市場將於未來數年成為大昌行的主要溢利來源。分銷、銷售及服務網絡均予以擴充，以配合擴展步伐。其中銷售地點已達十個以上，包括集銷售、售後服務及零部件支援於一身的專賣店、地區性的零部件分銷中心及傳統的汽車維修中心。大昌行目前在中國擁有多個汽車品牌的分銷和代理權，包括賓利、通用、本田、五十鈴、日產、雷諾、勞斯萊斯及大眾等進口品牌，以及廣州本田、海南馬自達及慶鈴等本地生產汽車。在芸芸進口品牌中，以日產客車及五十鈴貨車最為暢銷。雖然由於近期中日互設貿易限制使日本銷往中國大陸的汽車進口量於二零零一年下半年受到不利影響，但大昌行銷往中國大陸的全年銷量仍能超越4,000輛。大昌行將全力發展中國汽車業務，預期未來會增加更多的綜合性汽車代理專賣店。

DCH Marketing and Distribution: DCH's distribution of consumer and food commodity products includes provisions, rice and cereal, edible oils, Chinese foodstuffs, meat and produce, cosmetics, building materials, and home electrical appliances. The Group sources globally and supplies food to retailers, wholesalers and the catering industry in Hong Kong and Mainland China through efficient logistics support. In 2001, Hong Kong businesses were directly affected by the economic slowdown which resulted in weak demand for the products. In China, DCH concentrated its effort on growing the distribution business as well as restructuring the chicken and pig processing businesses by effective cost control and continued selective expansion. DCH has established a network of 11 strategically located regional offices across China to provide distribution and logistics services to both local and overseas suppliers.

Sims Trading: Sims Trading (www.simshk.com) specialises in the distribution of branded food, household and healthcare products in Hong Kong, Macau, and Mainland China. Ovaltine, Barilla, Pauls and Pocari Sweat are distributed in Hong Kong, and Ferrero, Pauls, Ovaltine and Martell are distributed in China. Sims is also extensively involved in providing third party logistics in Hong Kong to major companies such as Heineken, Gillette, Pizza Hut and Reckitt Benkeiser. Since its purchase by CITIC Pacific in 2001, Sims has been working on synergies between itself and Dah Chong Hong. Examples are the transfer of Sims' meat commodity business to DCH and of DCH's Healthcare business to Sims Trading.

銷售及分銷：大昌行的消費品及糧油食品分銷業務包括大米穀物、食油、中國食品、肉類及農產品、化妝品、建築材料及家庭電器。本集團透過有效的物流支援，為香港及中國大陸的零售商、批發商及飲食行業在世界各地搜羅食品。於二零零一年，經濟放緩導致產品需求轉趨疲弱，令香港業務受到直接衝擊。中國方面，大昌行致力拓展旗下的分銷業務，並透過有效的控制成本措施及不斷進行選擇性的擴展計劃，重整雞隻及生豬的食品加工業務。大昌行已於國內重點地區建立了一個有十一個地區辦事處的網絡，為國內外供應商提供分銷及物流服務。

慎昌：慎昌（www.simshk.com）專門在香港、澳門及中國大陸分銷品牌食品、家庭用品及保健護理產品。香港方面有阿華田麥芽飲品、百得阿姨意粉、保利牛奶及寶礦力健康飲品等，而中國方面則有費列羅巧克力、保利牛奶、阿華田麥芽飲品及馬爹利。慎昌亦在香港積極從事第三方物流支援服務，客戶包括喜力啤酒、吉列、必勝客及利潔時等大型公司。慎昌自於二零零一年被中信泰富收購後積極在業務上與大昌行發揮協同效益，例如將慎昌的肉類業務轉歸大昌行旗下，而大昌行的保健護理業務則轉由慎昌經營。

Property

物業

	Type	類別	Location	地點	Ownership 擁有權	
CITIC Tower	Office	寫字樓	Central	中環	40%	中信大廈
Festival Walk	Retail/Office	零售／寫字樓	Tat Chee Avenue	達之路	50%	又一城
DCH Commercial Centre	Office	寫字樓	Quarry Bay	鰂魚涌	100%	大昌行商業中心
CITIC Square	Retail/Office	零售／寫字樓	Shanghai	上海	80%	中信泰富廣場
Royal Pavilion	Service Apt.	服務式公寓	Shanghai	上海	100%	華山公寓
Discovery Bay	Residential Township	住宅區	Lantau Island	大嶼山	50%	愉景灣
Westgate Garden	Commercial/Residential	商業／住宅	Shanghai	上海	100%	老西門新苑
The Victoria Towers	Commercial/Residential	商業／住宅	Canton Road	廣東道	15%	港景峰
Investment properties	Various	多類	Various	多個	100%	投資物業

Note: Except for properties in Japan and Singapore that DCH owns mainly for operational purposes, the properties are in Hong Kong and the PRC

附註：除大昌行於日本及新加坡持有主要供營運用途之物業外，所有物業均位於香港及中國

Contribution to earnings

盈利貢獻

Year 年度	HK$ million 港幣百萬元	Proportion of total earnings 佔總盈利比例	
2001	633	19%	二零零一年
2000	422	10%	二零零零年

CITIC Pacific has an experienced property development and management team capable of managing top quality, large-scale residential and commercial property projects. The Company made a strategic decision in 2001 to enter the Mainland China property market in Shanghai.

In July, CITIC Pacific signed an agreement with the Shanghai Government to develop a major residential housing project in the Huang Pu District. The site is approximately 0.74 million sq.ft. and located adjacent to Xizang Nanlu and Jianguo Donglu within walking distance from a future subway station. With a gross floor area of about 2.8 million sq.ft., this development (Westgate Garden) will comprise a number of residential towers, a multi-storey commercial complex, retail shops and underground carparks. The project will be developed in phases with the first phase planned for sale in 2003/2004.

In December of 2001, CITIC Pacific entered into agreements to buy an approximately 80% interest in CITIC Square, a premier office tower in Nanjing Xi Lu in Shanghai, and a 100% interest in Royal Pavilion, a luxury service apartment in Hua Shan Lu in the centre of Shanghai, for a maximum consideration of HK$2,050 million and HK$720 million respectively. CITIC Square, has a current occupancy rate of 94%. The Royal Pavilion is 92% occupied.

In Hong Kong, work on the Discovery Bay project is progressing on schedule. Yi Pak Bay, located in the northern part of Discovery Bay, is being developed in phases to a major residential area complete with a central park, a resort hotel and a shopping mall. Total gross floor area is 2.3 million sq.ft. The sales of phase 11 (Siena One) with a gross floor area of 0.34 million sq.ft. began in February 2002 and over 60% of the 298 units were sold up to the end of February 2002. The construction work for phase 12 with a gross floor area of 0.64 million sq.ft. is well underway. The development of Disney Theme Park near Discovery Bay on Lantau Island and the opening of the tunnel connecting Discovery Bay and the Airport road system boosted further the development potential of Discovery Bay.

中信泰富的物業發展及管理隊伍經驗豐富，擅長管理優質及大型之住宅及商用物業項目。本公司於二零零一年作出策略性決定，積極拓展中國大陸，尤其是上海的物業市場。

中信泰富於七月份與上海市政府簽署協議，在黃浦區發展一個大型住宅項目。地盤佔地約七十四萬平方呎，毗鄰西藏南路及建國東路，距日後落成的地鐵車站僅咫尺之遙，信步可達。該項目（老西門新苑）的樓面面積約為二百八十萬平方呎，包括多幢住宅、一幢多層綜合商場、商舖及地下停車場。發展工程將分期進行，第一期預定於二零零三／二零零四年推出發售。

中信泰富於二零零一年十二月簽訂協議，分別以不高於港幣二十億五千萬元及港幣七億二千萬元向中信香港購入中信泰富廣場（位於上海市南京西路的著名辦公大樓）約 80% 權益及華山公寓（位於上海市中心華山路的豪華服務式公寓）的100%權益。目前中信泰富廣場的租用率達 94%，而華山公寓的租用率則達 92%。

香港物業方面，愉景灣項目正按預定進度施工。位於愉景灣北部的二白灣現分期發展為一個大型住宅區，設有中央公園、一間渡假酒店及一個商場，總樓面面積為二百三十萬平方呎。第十一期（海澄湖畔一段）的樓面面積為三十四萬平方呎，已於二零零二年二月推出市場發售，於截至二零零二年二月底，全部二百九十八個單位中多於 60% 已出售。第十二期樓面面積為六十四萬平方呎的興建工程進展順利。在大嶼山鄰近愉景灣地區發展迪士尼主題公園及連接愉景灣與機場的公路開放通車後，令愉景灣的發展潛力大增。

The Victoria Towers, a residential and commercial complex with gross floor area of 1.04M sq.ft. joined developed with the Cheung Kong Group is scheduled for completion at the end of 2002. Sales began in November of 2001 and almost half of the 988 units were sold by the end of February 2002.

港景峰是一個總樓面面積達一百零四萬平方呎的商住綜合項目，由中信泰富與長江集團合作發展，預定於二零零二年底落成。樓盤已於二零零一年十一月推出發售，至二零零二年二月底，全部988個單位已售出接近一半。

CITIC Tower, the Company's headquarters is a landmark on the Hong Kong waterfront comprising of 562,000 sq.ft. of offices, retail shops and restaurants and a footbridge linking it to the Admiralty MTR station. The building is currently 92% occupied.

本公司總部所在的中信大廈是香港海濱之標誌，包括五十六萬二千平方呎的寫字樓、商舖及餐廳，由一條行人天橋連接地鐵金鐘站。中信大廈目前的租用率為 92%。

Festival Walk, located at the intersection of the Kowloon Canton Railway and Mass Transit Railway Station in Kowloon Tong was developed with the Swire Group. The 1.2 million sq.ft. shopping and office complex has provided CITIC Pacific with strong and stable cash flow. The demand for space has been very good with current occupancy rate of 100%.

位於九廣鐵路與九龍塘地下鐵路交匯處的又一城中心由中信泰富與太古集團合作發展。這幢樓面面積達一百二十萬平方呎的購物及寫字樓綜合商場為中信泰富帶來可觀而穩定的現金流量。市場對上址舖位的需求非常高，目前租用率一直保持在 100%。

In addition to the above mentioned properties, CITIC Pacific also has a landbank that is available for re-development. The three major pieces of land are:

除上述物業外，中信泰富亦備有充足土地儲備可供重新發展。三幅主要土地如下：

Location	Approximate Site Area (sq.ft.) 概約地盤面積（平方呎）	Approximate Gross Floor Area (sq.ft.) 概約總樓面面積（平方呎）	地點
Hung Shui Kiu, N.T.	175,367	337,000	新界洪水橋
Tung Chau Street, Kowloon	35,530	320,570	九龍通州街
Po Yip Street, Yuen Long	73,593	220,780	元朗寶業街

Other Businesses 其他業務

Industrial Manufacturing 工業製造

	Location	地點	Ownership 擁有權	
Jiangsu CP Xingcheng Special Steel	Wuxi	無錫	54.7%	江蘇泰富興澄特殊鋼
Jiangyin Xingcheng Special Steel Works	Wuxi	無錫	35%	江陰興澄特種鋼鐵
Wuxi Huada Motors	Wuxi	無錫	35%	無錫華達電機
Pirelli Telecom Cables	Wuxi	無錫	15.5%	比瑞利電纜

Note: Wuxi is a major industrial city in Jiangsu province, PRC 附註：無錫是中國江蘇省的工業城市。

Contribution to earnings

盈利貢獻

Year 年度	HK$ million 港幣百萬元	Proportion of total earnings 佔總盈利比例	
2001	95	3%	二零零一年
2000	29	1%	二零零零年

Jiangsu CP Xingcheng Special Steel produces many grades of carbon and alloy steel. Profits for the year 2001 registered a gain of 32% from 2000.

Jiangyin Xingcheng Special Steel Works specializes in the production of special steels using the most modern production facilities. For the year 2001, profits increased 84% from the previous year.

Wuxi Huada Motors Company produces low noise, low vibration, proper torque and smooth turn electrical motors for the domestic and European market. For the year 2001, sales increased 18% to HK$131million compared to 2000.

Pirelli Telecom Cables produces mainly optical cables for the telecommunications industry. Profits for the year grew significantly compared to 2000.

江蘇泰富興澄特殊鋼廠生產各級碳鋼及合金鋼。於二零零一年度的溢利較二零零零年度同期增長32%。

江陰興澄特種鋼鐵廠利用最現代化的生產設施，專門生產特種鋼。於二零零一年度，溢利較上年度增長84%。

無錫華達電機為國內及歐洲市場生產低噪音、低振動、適當扭矩及轉動暢順的電機。二零零一年總銷售額為港幣一億三千一百萬元，較上年度增長18%。

比瑞利電纜主要為電訊行業生產光纖電纜。本年度的溢利較去年有較大的增長。

Developing Businesses

In March 2002, CITIC Pacific formed a joint venture with CITIC Beijing and CITIC Ka Wah Bank – CITIC Capital Markets Holdings Limited in which CITIC Pacific will hold a 50% interest. The JV will focus on fund management business as well as developing the brokerage and corporate finance business.

CITIC Pacific, in January 2002, formed a joint venture with Lansheng Guojian Corporation in Shanghai to develop a bio-pharmaceutical business in Mainland China. The JV will focus on conducting research and development in bio-technology pharmacy, especially in the area of cancer therapy.

In 2001, CITIC Pacific formed a joint venture with Fudan University to develop distance learning in Mainland China. The JV engages in e-learning, distance education and executive training businesses by leveraging of the academic resources of Fudan University.

開發中的業務

中信泰富於二零零二年三月份與中信北京和中信嘉華銀行合資組成中信資本市場控股有限公司，中信泰富將佔50%權益。該合資公司將專注發展基金管理業務及開發股票經紀及企業融資業務。

中信泰富於二零零二年一月份與上海蘭生國健藥業有限公司組成合資公司，以便在中國大陸開發一項生物製藥業務。該合資公司將專注於研究及開發生物科技製藥，尤其是治癌藥物方面。

中信泰富於二零零一年與復旦大學組成合營公司，在中國大陸開發遠程教育課程。該合營公司借助復旦大學的學術資源從事網絡教育、遠程教育及行政人員培訓業務。

Review of 2001 Consolidated Financial Results

The historical figures in this Financial Review and Analysis have been adjusted to follow the new or revised Hong Kong Statements of Standard Accounting Practices implemented in 2001 and described in Note 1 to the accounts on page 69. These adjustments are merely book entries and have no implication for the actual value of the Company's assets, or its cashflow in any year.

These new accounting policies reduced dividend income in 2001 by HK$10 million and increased the amortisation of goodwill by HK$186 million, a total decrease in net profit of HK$196 million. Had they been applied in 2000, dividend income would have increased by HK$36 million and the amortisation of goodwill by HK$175 million, a net decrease in net profit of HK$139 million.

For ease of year to year comparison and appreciation of the underlying trend in the charts of Attributable Profit and Contribution, the profit made on the sale of shares in Hong Kong Telecom in 1997 of HK$3,236 million are excluded.

二零零一年綜合財政業績回顧

本財政回顧及分析中之歷史數據已作出調整，以遵守於二零零一年實施之嶄新或經修訂之香港會計實務準則，詳情載於第69頁賬目附註1。此等調整僅屬入賬形式，對本公司資產之實際價值或其於任何年度之現金流量並無影響。

此等嶄新之會計政策令二零零一年之股息收入減少港幣一千萬元，而商譽攤銷則增加港幣一億八千六百萬元，淨溢利共減少港幣一億九千六百萬元。倘於二零零零年已採納此等嶄新之會計政策，股息收入及商譽攤銷應分別增加港幣三千六百萬元及港幣一億七千五百萬元，而淨溢利則減少港幣一億三千九百萬元。

為易於作出年度比較及分析應佔溢利與溢利貢獻圖表之趨勢，於一九九七年出售香港電訊股份所得之溢利港幣三十二億三千六百萬元並未計算在內。

Attributable Profit 應佔溢利

Year	HK$million 港幣百萬元
1997	3,965
1998	2,628
1999	2,735
2000	3,291
2001	2,110

The net profit attributable to shareholders for 2001 was HK$2,110 million, a decrease of 36% compared with HK$3,291 million achieved in 2000.

二零零一年之股東應佔溢利為港幣二十一億一千萬元，較二零零零年之港幣三十二億九千一百萬元減少36%。

Contribution

The following chart shows the after tax contribution each business made to corporate interest expense of debt raised by CITIC Pacific, overhead expenses and amortisation of goodwill. The percentage is the proportion of contribution amongst the businesses in the table.

溢利貢獻

下圖顯示各項業務之稅後溢利貢獻與中信泰富所借債項之企業利息支出、營運開支及商譽攤銷之比例。表內百分率乃按所列業務之溢利貢獻比例計算。

		1997		1998		1999		2000		2001	
		HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%
基本建設	***Infrastructure***										
基礎設施	Civil Infrastructure	1,099	20	1,382	34	1,292	31	1,320	32	1,362	42
發電	Power Generation	1,166	22	1,865	46	1,143	28	584	14	419	13
航空	Aviation	702	13	(11)	0	659	16	1,475	36	324	10
信息業	Communications	322	6	65	2	51	1	92	2	295	9
其他	***Others***										
物業	Property	1,587	30	270	6	740	18	422	10	633	19
銷售及分銷	Marketing & Distribution	360	7	330	8	230	5	226	5	119	4
製造	Manufacturing	2	0	18	0	22	1	29	1	95	3
消費信用	Consumer Credit	84	2	167	4	0	0	0	0	0	0



2001
其他
Others
26%
基本建設
Infrastructure
74%
2000
其他
Others
16%
基本建設
Infrastructure
84%

Compared with the contribution for the year 2000:

- ☐ Increased profit at the Eastern Harbour Crossing and the first profitable year at the Western Harbour Crossing, both in Hong Kong, was responsible for the increased contribution from Civil Infrastructure.
- ☐ Aviation decreased by 78% mainly due to a decline in both the load factor and yields for Cathay Pacific's passengers and cargo business, particularly in the second half of 2001. Dragonair's passengers business performed as well as 2000, but the new cargo business suffered from a 25% reduction in cargo yield.
- ☐ Property sales in 2001 were mainly sales of The Victoria Towers at Canton Road, but they were much smaller than the sales of La Serene and Neo Horizon at Discovery Bay in 2000. The contribution from property leasing increased with particular strong growth at Festival Walk. The 2000 result was distorted by a HK$244 million write-off of newly completed infrastructure in Discovery Bay.
- ☐ Power Generation decreased mainly due to a reduced shareholding in CLP, and the timing of dividends declared by the operating companies in the Mainland.
- ☐ Communications increased significantly mainly due to the full year contribution of the acquisition of CITIC Guoan and significant growth in the sales of CITIC Telecom 1616 since it joined the Group in 2000.
- ☐ Marketing and Distribution decreased 47% mainly due to contribution from the motor business whose profits reported a decrease of 13% for the year and further reduced by losses of other trading business especially the PRC food business where an impairment loss of HK$75 million for fixed assets was recorded.
- ☐ Manufacturing increased due to increased sales of specialty steel.

與二零零零年之溢利貢獻比較：

- ☐ 基礎設施業務溢利貢獻增加，由於香港的東區海底隧道的利潤有所增長及西區海底隧道首年錄得溢利。
- ☐ 航空業務溢利下降78%，主要由於國泰客運業和貨運業之載運量和載運收益率下降，尤以二零零一年下半年為甚；港龍之客運業表現良好，與二零零零年相若，但新投入的貨運業之載運收益率則下降25%。
- ☐ 二零零一年之物業銷售主要來自出售廣東道港景峰，但遠低於二零零零年出售愉景灣海藍居和時峰所錄得之收益。整體租金收入增加，又一城之租金增幅尤其可觀。二零零零年曾就新建成的愉景灣隧道基礎設施之成本港幣二億四千四百萬元進行撇賬，令該年度的物業溢利貢獻下降。
- ☐ 發電業務溢利貢獻下降，主要由於減持中電控股股權及國內營運公司宣派股息的入賬時間所致。
- ☐ 信息業務溢利大幅增加，主要由於收購中信國安後，其溢利貢獻於整個年度入賬，加上自中信電訊1616於二零零零年加入本集團後，其錄得的盈利收益大幅增長。
- ☐ 銷售及分銷業務溢利下降47%，主要由於汽車業的盈利下降13%，加上其他的貿易業務亦錄得虧損，尤其關乎國內食品業務的固定資產更錄得港幣七千五百萬元之減值。
- ☐ 製造業務溢利增加，由於特種鋼鐵銷售上升。

Geographical Distribution of Contribution and Assets

溢利貢獻及資產之地區分佈



as at 31 December 2001

二零零一年十二月三十一日結算



43%
57%

Contribution % 溢利貢獻



47%
2%
51%

Assets at Book Value % 賬面資產值

Hong Kong SAR 香港特別行政區



Mainland PRC 中國

Japan 日本

Net Interest Expenses

The Group's net interest expenses before capitalisation decreased from HK$729 million to HK$659 million mainly due to the decrease of the average cost of borrowing.

利息支出淨額

本集團於進行資本化前之利息支出淨額由港幣七億二千九百萬元減至港幣六億五千九百萬元，主要原因為平均借貸成本下降。

Overhead Expenses

The Group's general and administration expenses increased mainly due to expansion of communications segment and the expenses for business development.

營運支出

本集團之一般及行政費用增加，主要原因為擴展信息業及業務拓展所需之費用。

Amortization and Revaluation

Accounting standards require two major adjustments that are unrelated to the cashflow of our business. Goodwill – the amount paid for buying a business that exceeds the value of its physical and identifiable assets – must be amortised to the profit and loss account over its useful life not exceeding 20 years. In 2001 HK$186 million of goodwill was amortised to the profit and loss account. Before 2001, goodwill was written off to reserves and as at 31 December 2001 HK$2,476 million of goodwill is included in reserves. As at 2001 year end, CITIC Pacific had a total of unamortised goodwill of HK$2,549 million carried as an asset in the balance sheet.

攤銷及重估

會計準則規定須作出兩項與集團業務之現金流量無關之重大調整。商譽（就收購業務所付款項超出其實質及可辨認資產之價值）必須於其不超過二十年之可使用年期內在損益賬攤銷。於二零零一年，在損益賬攤銷之商譽為港幣一億八千六百萬元。於二零零一年之前，商譽已在儲備撇銷，而於二零零一年十二月三十一日，為數港幣二十四億七千六百萬元之商譽被列入儲備。於二零零一年結算日，中信泰富之未攤銷商譽總額為港幣二十五億四千九百萬元，乃以資產形式列入資產負債表。

In certain defined circumstances accounting standards require listed investments to be revalued to market value at the end of each accounting period. This revaluation caused CITIC Pacific to record an unrealised loss of HK$166 million in 2001 compared with an unrealised gain of HK$225 million in 2000, a change of HK$391 million between the two years. But the market value of the investments held at 31 December 2001 exceeded their original cost.

在若干情況之下，會計準則亦規定上市投資類別須重估其於每段會計期間結算日之市值。此項重估導致中信泰富於二零零一年錄得一項未變現虧損港幣一億六千六百萬元，而二零零零年則錄得未變現溢利港幣二億二千五百萬元，兩年之差距為港幣三億九千一百萬元。但投資項目於二零零一年十二月三十一日之市值超出其原來之成本。

Taxation

The effective rate of tax increased from 6% to 12% in 2001 mainly due to increase in the share of profits from Guoan which is subject to PRC tax rate and over provision for prior years written back in 2000 by Cathay Pacific.

稅項

二零零一年之實際稅率由6%增至12%，主要原因為所佔國安之溢利增加（須按中國稅率徵稅）及國泰航空於二零零零年撥回前年度超額準備。

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

股東回報

中信泰富之主要目標乃增加股東價值，並以每股盈利作為指引。本公司期望其業務於營運期間所提供之投資回報能為股東帶來足夠之股本報酬。

Earnings Per Share

Earnings per share were HK$0.96 for the year 2001, a decrease of 36% compared with HK$1.49 for the year 2000.

每股盈利

二零零一年之每股盈利為港幣0.96元，較二零零零年之港幣1.49元減少36%。

HK$ 港幣元

Year	Regular EPS 經常性業務之每股盈利	EPS from Sale of HK Telecom shares 出售香港電訊股份之每股盈利	Total
1997	1.86	1.52	3.38
1998			1.24
1999			1.29
2000			1.49
2001			0.96

Cash Flow Per Share

The cash flow per share was HK$2.4 for the year 2001.

每股現金流量

二零零一年之每股現金流量為港幣 2.4 元。



HK$ 港幣元
2.3
3.8
1997
6.1
1998
3.2
1.7
7.1
1999
8.8
2.0
0.7
2000
2.7
2001
2.4

Regular Cash Flow per Share
經常性收入之每股現金流量

Cash Flow per Share from the Sale of Business Interests
由出售業務權益之每股現金流量

Shareholders' Equity

Shareholders' equity defined as shareholders' funds, plus HK$2.5 billion of unimpaired goodwill written off to reserves for accounting purposes, was HK$44.1 billion as at 31 December 2001, an increase of 1% as compared to 31 December 2000.

股東權益

股東權益為股東資金加上在入賬時在儲備撇銷之未減值商譽港幣二十五億元之總和，於二零零一年十二月三十一日之金額為港幣四百四十一億元，較二零零零年十二月三十一日增加 1%。



HK$billion 港幣拾億元
40.5
1.0
1997
41.5
42.0
0.7
1998
42.7
38.2
0.7
1999
38.9
41.3
2.5
2000
43.8
41.6
2.5
2001
44.1

Shareholders' Funds
股東資金

Unimpaired Goodwill written off to Reserves
儲備中沒有減值之商譽撇銷

Shareholders' Equity Per Share

Shareholders' equity per share at 31 December 2001 was HK$20.1 as compared to HK$19.9 at 31 December 2000.

每股股東權益

二零零一年十二月三十一日之每股股東權益為港幣20.1元，而二零零零年十二月三十一日則為港幣 19.9 元。



HK$ 港幣元
1997
19.5
1998
20.1
1999
18.3
2000
19.9
2001
20.1

Dividend Per Share

It is proposed to pay a final dividend for 2001 of HK$0.6 per share on 15 May 2002.

每股股息

茲建議於二零零二年五月十五日派發二零零一年之末期股息每股港幣 0.6 元。

HK$ 港幣元

Year	Interim Dividend 中期股息	Final Dividend 末期股息	Special Dividend 特別股息	Total
1997	0.20	0.50	0.30	1.00
1998	0.20	0.50		0.70
1999	0.20	0.55	2.00	2.75
2000	0.20	0.65		0.85
2001	0.20	0.60		0.80

Turnover

Motor trading turnover decreased 4% in the year of 2001 compared with the year of 2000, and general trading turnover increased by 19 % mainly due to the acquisition of Sims Trading Group on 28 February 2001. Manufacturing turnover increased 22% due to increased sales of steel while communications turnover increased by 2.5 times due to the growth of business of CITIC Telecom 1616 Group and acquisition of CPCNet Hong Kong (formerly known as PSINet Hong Kong). Other turnover in 2001 represented mainly sales of listed investments.

營業額

二零零一年汽車貿易之營業額較二零零零年減少 4%；而一般貿易之營業額則因於二零零一年二月二十八日收購慎昌貿易集團而增加 19%。製造業務之營業額因特種鋼鐵銷量上升而增加 22%，而信息業之營業額則因中信電訊 1616 集團之業務增長及購入 CPCNet Hong Kong（前稱 PSINet Hong Kong）而增加 2.5 倍。二零零一年其他業務之營業額主要為出售上市投資。

HK$billion 港幣拾億元

Axis scale
0, 5, 10, 15, 20, 25, 30

Years shown
1997
1998
1999
2000
2001

Legend
Motor Trading 汽車貿易
General Trading 一般貿易
Power 發電
Civil Infrastructure 基礎設施
Property 物業
Manufacturing & Others 製造及其他
Communications 信息業
Sales of Investments 出售投資

Capital Expenditure

Capital expenditure for year of 2001 was incurred mainly on the China Express Backbone Network (which CITIC Pacific disposal all 80% interest subsequent to the year end 2001) in communication projects, the property development at Discovery Bay and Shanghai, the acquisition of Sims Trading Group and CPCNet Hong Kong.

資本開支

二零零一年之資本開支主要用於中國奔騰一號骨幹網（中信泰富已於二零零一年結算日後出售所持全部80%權益）之信息項目、愉景灣及上海之物業發展項目、收購慎昌貿易集團及 CPCNet Hong Kong。

HK$million 港幣百萬元

Year	HK$million
1997	20,544
1998	2,941
1999	1,625
2000	5,959
2001	2,762

		1997		1998		1999		2000		2001	
		HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%	HK$'m	%
信息業	Communications	0	0	0	0	0	0	4,062	68	1,121	41
銷售及分銷	Marketing & Distribution	0	0	246	8	168	10	292	5	612	22
物業發展	Property Development	1,728	8	2,170	74	634	39	920	15	584	21
製造	Manufacturing	611	3	218	7	183	11	271	4	206	7
發電	Power Generation	16,283	79	0	0	164	10	161	3	139	5
基礎設施	Civil Infrastructure	1,864	9	255	9	427	26	97	2	91	3
其他	Others	0	0	0	0	43	3	156	3	8	1
航空	Aviation	58	1	52	2	6	1	0	0	1	0

Group Liquidity and Capital Resources

General Policies

CITIC Pacific aims to finance its business with liabilities appropriate to their cash flows, employing limited or non-recourse project finance when it is available. The financing and cash management activities of the Group are centralized except where operating businesses such as Dah Chong Hong or Sims Trading are delegated with authority to manage their own short term banking facilities, mainly for trade finance and short term working capital purposes.

CITIC Pacific aims to diversify its funding sources through utilization of both the banking and capital markets. In addition to the bond holders in Asia, Europe and North America, the Company maintains borrowing relationships with over 70 financial institutions based all over the world.

Currency risks are managed by financing non Hong Kong dollar assets as far as possible with matching debt. For instance the US$ cash flow arising from most infrastructure projects in Mainland China are matched against US$ debt.

The continued development of both RMB debt and equity markets is very important to CITIC Pacific as the focus of our businesses are increasingly towards Mainland China and projects generating RMB cashflow. Whenever possible, RMB financing will be arranged for these investments.

In dealing with derivative products, the Company's policy only permits transactions for hedging purposes, speculative dealings are strictly prohibited. Counterparties' credit risks are also carefully reviewed, in general, the Company only deals with those financial institutions whose credit ratings are no less than single A.

Cash Flow From Operations

Cash contribution from operations in 2001 from all businesses in the Group was approximately HK$3.4 billion. The infrastructure sector contributed approximately HK$2.4 billion mainly from power generation, civil facilities and dividends received from Cathay Pacific. The property sector contributed cash flow of over HK$580 million mainly from the rental income. The cash contribution from Marketing & Distribution was approximately HK$320 million.

Cash received from selling marketable securities also contributed approximately HK$1.2 billion in 2001.

集團之財務狀況及資本來源

一般政策

中信泰富之融資策略的特點為融資形式須根據有關業務之現金流量，在可能情況下安排有限或無追索權之項目融資。除部份業務如大昌行或慎昌獲授權自行管理其貿易融資或短期營運資金外，本集團之融資及現金管理運作均集中在總公司層次進行。

中信泰富致力透過銀行及資本市場分散集資途徑。除分佈亞洲、歐洲及北美洲之債券持有人外，本公司亦與全球70餘間金融機構維持借貸關係。

本集團一向盡量以配對債務平衡非港幣資產融資，從而嚴謹控制外幣風險。舉例而言，大部份中國大陸基本建設項目之美元現金流量均以美元債務作為配對。

中信泰富致力增加中國大陸之投資及以人民幣現金流量為本位的項目，因此國內之人民幣借貸及股票市場的持續發展對本公司非常重要。

在處理衍生工具方面，本公司之政策為僅容許作對沖風險，絕對嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級不低於A級之金融機構交易。

業務之現金流量

於二零零一年來自本集團旗下所有業務之現金貢獻約為港幣三十四億元。基本建設提供約港幣二十四億元，主要來自發電、基礎設施及向國泰航空收取之股息。物業帶來現金收益逾港幣五億八千萬元，以租金收入為主。來自銷售及分銷之現金貢獻約為港幣三億二千萬元。

此外，於二零零一年出售有價證券所得現金約港幣十二億元。

Group Debt and Liquidity

Taking advantage of favorable market conditions, CITIC Pacific completed several large fund raising transactions in 2001. In April, an agreement was signed with a major PRC bank to provide CITIC Pacific with large sum of long term RMB financing for the Company's future investment in Mainland China. In May, CITIC Pacific issued a US$450 million 7.625% 10-year bond, establishing the Company's name in the international debt capital market. In August, a HK$3.8 billion 5.5/7 year syndicated loan facility was signed with 23 banks. During the year, the Company also raised new funds, or extended the maturity, of approximately HK$800 million through bilateral loans arrangements.

As of 31 December 2001, the Group's total outstanding debt was HK$14.6 billion, cash and deposit with banks were HK$4.6 billion to give net debt of HK$10 billion. Net debt divided by total capital (total capital is defined as the aggregate of net debt, shareholders' funds and unimpaired goodwill written off to reserves) was 18%.

Save for the regulatory constraints (for RMB borrowings in the mainland for example) and operational considerations, the Group's borrowings are centralised at the parent company level according to Group policy. As of 31 December 2001, the Company's borrowing structure is summarised in the following table:

集團信項及流動資金

把握有利之市場條件，中信泰富於二零零一年已完成多項大型集資活動。今年四月，本集團與中國一間主要銀行簽訂協議，為中信泰富日後在中國大陸的投資提供大額長期人民幣融資。於五月，中信泰富發行一項總值四億五千萬美元息率 7.625 厘之 10 年期債券，確立了本公司在國際債務資本市場上之地位。本集團於八月與 23 間銀行簽署了一項港幣三十八億元之 5 年半及 7 年期銀團貸款。年內本公司亦新建立或延續雙邊貸款協議共約港幣八億元。

於二零零一年十二月三十一日，本集團之借貸總額為港幣一百四十六億元，而現金及銀行存款則為港幣四十六億元，淨負債為港幣一百億元。淨負債佔資本總額 18%（資本總額之定義為淨負債、股東資金及儲備中沒有減值之商譽撇銷總和）。

除監管限制（例如中國大陸之人民幣借貸）及營運考慮外，本集團之借貸均按照本集團之一貫政策集中由母公司進行。

in HK$ million	*第一年 Within First Year*	*第二年 Second Year*	*第三至第五年 Third to Fifth Years*	*五年後 Over 5 Years*	*合計 Total*	*以港幣百萬元計算*
Parent Company[1]	701	338	7,713	3,510	12,262	母公司[1]
Sub-total:	701	338	7,713	3,510	12,262	小計：
Subsidiaries						附屬公司
Marketing and Distribution	410	15	20	0	445	銷售及分銷
China Express No.1 Backbone Network[2]	541	176	283	189	1,189	中國奔騰一號骨幹網[2]
Manufacturing	471	31	80	26	608	製造
Others	107	28	0	0	135	其他
Sub-total:	1,529	250	383	215	2,377	小計：
Total:	2,230	588	8,096	3,725	14,639	總計：

(1) Including a US$450 million 10-year bond which was issued by a wholly owned special purposes vehicle and is fully guaranteed by CITIC Pacific.

(2) These borrowings were transferred with the project when it was sold in February 2002.

(1) 包括一項四億五千萬美元之十年期債券，該項債券由一間全資擁有，專為融資而設立之附屬公司發行，債券由中信泰富提供擔保。

(2) 此等借貸在有關項目於二零零二年二月出售時連同項目轉讓。

Undrawn facilities available to the Group totalled HK$8.8 billion of which approximately HK$5.9 billion were long term committed facilities, HK$1.7 billion were money market lines and the balance were trade facilities. These undrawn facilities, combined with the strong recurrent cash flow generated from operations, provided ample financial resources to the Group to implement its investment strategies.

本集團尚未提用之備用信貸共為港幣八十八億元，其中約港幣五十九億元為獲承諾之長期信貸，港幣十七億元為貨幣市場信貸額，其餘則為貿易信貸額。此等未提用信貸額加上現有業務所提供之強勁的經常性現金流量，令本集團擁有充裕之財政資源，足以應付日後業務發展所需。

Employment of Derivative Products

In the normal course of its business, CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. These derivative contracts are linked to specific liabilities and are not for speculative purposes.

As of 31 December 2001, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$1.6 billion. Under these agreements, CITIC Pacific is to exchange either fixed or floating rate or interest with its counterparties, without the exchange of the underlying notional amounts. The objective is to stabilise the overall cost of borrowings over time.

As at 31 December 2001, approximately 67% of the Group's total borrowings after swap bear interest at floating rates and the remaining 33% are at fixed rates. The average cost of debt in 2001 was 6% compared with 7% a year before.

CITIC Pacific enters into cross currency swap contracts to change the denomination of its borrowings as part of its management to limit foreign currency exposures. The Company does not engage in foreign currency speculation. At 31 December 2001, the Company had total cross currency swap contracts outstanding with a notional amount of approximately HK$2.3 billion.

使用衍生工具

中信泰富在其正常業務過程中以不同形式之金融工具（包括衍生工具）調控利率及滙率風險。

本公司利用利率掉期、遠期利率協議及利率期權合約對沖風險及更改其借貸之利率特點。此等衍生合約均為對沖特定負債之風險，並無投機成份。

截至二零零一年十二月三十一日，本公司共有約港幣十六億元之利率掉期協議。根據該等協議，中信泰富須與交易對手互換固定或浮動息率，但不涉及本金之交換。此舉旨在穩定整體借貸成本。

截至二零零一年十二月三十一日，在掉期後本集團之借貸總額其中約67%為浮動利率借貸，其餘33%則以固定息率計息。於二零零一年之平均借貸成本為6%，而上年度則為7%。

為減少外幣風險，中信泰富訂立貨幣掉期合約，藉以更改借貸貨幣。本公司政策嚴禁參與外幣投機活動。截至二零零一年十二月三十一日，本公司尚存之貨幣掉期合約總額約為港幣二十三億元。

The denomination of the Group's borrowings after currency swaps and denomination of the cash and deposits with banks at 31 December 2001 were:

二零零一年十二月三十一日經貨幣掉期後之借貸額及相對現金與銀行存款如下：

HK$ million Equivalent
港幣百萬元等值

面值	Denomination	HK$ 港幣	US$ 美元	Renminbi 人民幣	Yen 日圓	Other 其他	Total 總計
借貸	Borrowings	5,235	6,772	2,122	455	55	14,639
現金及存款	Cash and Deposits	1,066	3,068	325	157	15	4,631
淨借貸額	Net Borrowings	4,169	3,704	1,797	298	40	10,008
佔總淨借貸百分率	Percentage	42%	37%	18%	3%	0%	100%

Financial Guarantees and Pledged Assets

The aggregate outstanding amount of guarantees issued by CITIC Pacific not included in consolidated borrowings was approximately HK$2,200 million as of 31 December 2001. These are mainly the guarantee to US Exim Bank export credit facility for Ligang Power Station, and a guarantee to an associated company, Treasure Trove Limited, for a HK$2,400 million syndicated loan facility of which CITIC Pacific's 62% share of the borrowing is lent to CITIC Pacific. This is included as a liability in the balance sheet as "loans due to associated companies" (see note 14 to the accounts on page 90).

Other than the guarantees as described above, the Group has not provided any other guarantees for borrowing facilities granted to associated companies. Festival Walk and Discovery Bay are financed by their shareholders and do not have external borrowings; other associated companies and co-operative joint ventures such as Cathay Pacific, Dragonair, Western Harbour tunnel and power stations have raised debts to finance their activities without recourse to their shareholders.

As at 31 December 2001, assets of HK$164 million (2000: HK$2,005 million) were pledged to secure loan facilities utilised by subsidiaries. The amount of the pledged assets were substantially reduced following the full repayment of the project finance loan at the subsidiary company, New Hong Kong Tunnel Company Ltd., in July 2001.

財務擔保及抵押資產

於二零零一年十二月三十一日，中信泰富作出而未反映在綜合負債之擔保合共約港幣二十二億元。主要包括就利港電廠之出口信貸向美國進出口銀行提供擔保及就金額為港幣二十四億元之銀團貸款向聯營公司 Treasure Trove Limited 提供 62% 擔保，該擔保款由 Treasure Trove Limited 轉借予中信泰富。此項借款反映在「欠負聯營公司之貸款」(詳情見第 90 頁賬目附註 14)。

除上述之擔保外，中信泰富並未為其他聯營公司之借貸提供擔保。又一城及愉景灣項目全部由股東出資，並無向外借貸；其他聯營公司及合作公司如國泰航空、港龍航空、西區海底隧道及國內電廠均有為本身業務融資，惟該等融資對股東並無任何追索權。

截至二零零一年十二月三十一日，為數港幣一億六千四百萬元（二零零零年：港幣二十億五百萬元）之資產用作附屬公司信貸抵押。在附屬公司新香港隧道有限公司於二零零一年七月清還項目融資貸款後，抵押資產之金額大幅減少。

Total Debt

Total debt decreased due to the repayment of bank borrowings.

負債總額

由於償還銀行借貸導致負債總額減少。


HK$billion 港幣拾億元
0
5
10
15
20
25
1997
1998
1999
2000
2001
In the first year 一年內
In the second year 兩年內
In the third to fifth years inclusive
三至五年內(包括首尾兩年)
After fifth year 五年後

Contingent Liabilities

As at 31 December 2001, the Group's contingent liabilities have no significant change from the last year end date.

或然負債

截至二零零一年十二月三十一日，本集團之或然負債與去年終比較並無重大轉變。

Leverage

Net debt divided by total capital was 18% at 31 December 2001 compared with 19% at the end of 2000.

槓桿比率

截至二零零一年十二月三十一日，淨負債佔資本總額為 18%，而二零零零年底則為 19%。


HK$billion 港幣拾億元
70
60
50
40
30
20
10
35%
33%
21%
19%
18%
1997
1998
1999
2000
2001
Total Capital 資本總額
Net debt/Total Capital%
淨負債佔資本總額%
Net Debt 淨負債

Interest Cover

EBITDA divided by interest expense for the year ended 31 December 2001 was 5.5 compared to 4.5 in 2000, mainly due to a decrease in interest expense from HK$1,157 million in 2000 to HK$690 million in 2001.

利息倍數

截至二零零一年十二月三十一日止年度不包括利息支出、稅項、折舊及攤銷之年內溢利除以利息支出為5.5，而二零零零年則為4.5，主要因利息支出由二零零零年之港幣十一億五千七百萬元減至二零零一年之港幣六億九千萬元。



HK$billion 港幣拾億元
6
5
4
3
2
1
6x
4x
4x
5x
6x
1997
1998
1999
2000
2001

EBITDA
不包括利息支出、稅項、折舊及攤銷之年內溢利

EBITDA/Interest Expense (x = times)
不包括利息支出、稅項、折舊及攤銷之年內溢利佔利息支出 (x = 倍)

Interest Expense 利息支出

Credit Ratings

The Company was assigned investment grade long term credit rating of Baa2 and BBB– by Moody's Investor Service and Standard & Poor's respectively. The credit outlook for both ratings are stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cashflow.

信貸評級

穆迪投資及標準普爾給予本公司之長期信貸投資評級分別為Baa2及BBB-。兩項評級均顯示本公司之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。

CITIC Pacific is committed to excellent standards of corporate governance and first class business practices extending beyond compliance with the mandatory requirements such as that of the Companies Ordinance, accounting standards and the Stock Exchange.

中信泰富致力在公司管治方面達致卓越水平及奉行第一等級之商業操守，超出公司條例、會計準則及聯交所指定之要求。

The Board

The Board currently comprises twelve executive and seven non-executive directors of whom six are "independent" under the Stock Exchange Listing Rules. In 2001 the Board met four times to review the financial and operating performance of the Group and each business, and approve future strategy. Attendance at the meeting was over 84%. The Board has established an Executive Committee of executive directors and senior managers who meet monthly to review and make decisions on financial and operational matters.

董事會

董事會現由十二名執行董事及七名非執行董事組成，而在該七名非執行董事中，六名具有聯交所上市規則所規定之「獨立」身份。於二零零一年，董事會先後召開四次會議，旨在檢討本集團及旗下各項業務之財政及營運表現及通過未來之發展策略，會議出席率超過 84%。董事會已成立由執行董事及高層管理人員組成之常務委員會，每月舉行一次會議，專責檢討財政及營運事宜及制訂有關決策。

System of Internal Control

The Board recognizes its responsibility for ensuring prompt and transparent reporting and full disclosure of information to the public and investors at large.

The accounting system and internal controls of the Group are designed to provide reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition, that transactions are executed in accordance with management authorization, the financial records are reliable and financial statements show a true and fair view of the business.

內部監控系統

董事會明白本身有責任確保盡早向公眾人士及廣大投資者如實具報及充份披露有關資料。

本集團之會計系統及內部監控旨在提供合理保障，確保資產避免因非法擅用或處理而引致損失，交易在獲管理層授權下進行，財務記錄準確可靠及財務報告能真實而公平地反映業務狀況。

The Audit Committee

An Audit Committee of the Board was established in 1995 comprising three independent non-executive directors. It met four times in 2001, together with management and auditors, both internal and external, to review audit reports and assure the completeness and accuracy of the Group's interim and final financial statements. The Audit Committee reviews the system of internal controls throughout the Group, including adherence to various Codes described below.

審核委員會

董事會於一九九五年委派三名獨立非執行董事成立審核委員會。委員會於二零零一年與管理層及核數師（包括內部及外界核數師）舉行四次會議，旨在檢討審核報告及確保本集團中期及全年財務報告所載資料完整及準確。審核委員會負責檢討本集團之內部監控系統，包括恪守下文所述之守則。

External Auditors

PricewaterhouseCoopers has been appointed by the shareholders as the CITIC Pacific's statutory auditor and their report is on pages 124 to 125. HK$5 million was charged to the account for their statutory audit and tax services. Another HK$1 million was also charged for special review, fund raising documentation and completion audits in connection with acquisitions during the financial year.

Internal Audit

The Group Internal Audit Department supports management by carrying out a systematic review of all business operations over a period that is determined after an assessment of the risks involved. The audit plan is endorsed by the Audit Committee annually. The Group Internal Auditor has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee as he considers necessary.

Codes

To ensure the highest standard of integrity in our businesses, in 1995 the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code are held regularly for employees and the Audit Committee receives a report on the operation of the Code every year.

The Group has issued its own Code for Securities Transactions by Directors that follows the Stock Exchange of Hong Kong's Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 of the Exchange's Listing Rules. Throughout 2001 the Group has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Connected Transactions

CITIC Pacific Ltd entered into two transactions which required independent shareholders' approval with China International Trust & Investment Corporation Hong Kong (Holdings) Limited - a connected person under the Stock Exchange Listing Rules - in 2001 and January 2002. Full details are contained in the circulars issued at that time and the related press announcements can be retrieved on www.citicpacific.com. In each case a committee consisting of

外界核數師

羅兵咸永道會計師事務所獲股東委任為中信泰富之法定核數師，該會計師事務所之報告載於第 124 至 125 頁。羅兵咸永道會計師事務所就其進行之法定審核及稅務事宜之費用是港幣五百萬元，亦就於本財政年度內所進行收購之特別分析、查閱融資文件及完成收購審核費用是港幣一百萬元。

內部稽核

集團內部稽核部對所有業務之營運狀況於一段期間（在評估牽涉之風險後釐定）內進行有系統之分析，藉以支援管理層。審核計劃每年由審核委員會批核。集團內部核數師可在不受限制之情況下審查業務運作之每個環節，且可在彼認為有需要時直接聯絡各階層管理人員，包括主席或審核委員會主席。

守則

為確保業務上奉行最高之操守標準，本集團於一九九五年訂立「紀律守則」，為員工界定操守之標準及確定本集團之平等僱傭政策。本集團定期安排有關該守則之訓練課程予員工，而每年審核委員會亦收到實施有關守則之報告。

本集團亦按香港聯合交易所上市規則附錄十所載之「上市公司董事進行證券交易的標準守則」自行制訂「董事之證券交易守則」。於二零零一年間，本集團已遵守上市規則附錄十四所載之「最佳應用守則」。

本集團已響應「香港僱主聯合會」所制定之良好僱傭行為指引，以便提高良好及負責任之僱傭標準。

關連交易

中信泰富有限公司於二零零一年及二零零二年一月與中國國際信托投資（香港集團）有限公司（為聯交所上市規則所界定之關連人士）進行兩項必須獲獨立股東批准之交易。交易詳情載於當時刊發之通函，而相關之報章公佈可登入 www.citicpacific.com 檢索。在

independent non-executive directors was appointed to advise shareholders - advised by an independent financial adviser - on the merits of the transactions. The two transactions were approved by shareholders after receiving the report of the independent board committee and independent financial adviser.

進行上述交易時，本公司均委派獨立非執行董事組成委員會，負責在獲得獨立財務顧問提供意見之情況下就交易之各項優點向股東提供意見。兩項交易均在股東收取獨立董事委員會及獨立財務顧問之報告後獲得批准。

Fair Disclosure

CITIC Pacific uses its best endeavors to distribute material information about the Group simultaneously to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be on its way to shareholders, journalists and investment analysts where an e-mail address or fax number is known.

CITIC Pacific recognizes its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's business. Questions on the company and its products and services are received from the general public, individual shareholders and investment analysts and these are answered promptly. In all cases great care is taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found on www.citicpacific.com including descriptions of each business, copies of all announcements made and Annual Reports for last three historical years.

公平披露

中信泰富致力盡可能在同一時間向所有利益人士發放有關本集團之重要資料。本公司在透過香港聯交所發表公佈時，有關資料將同時向股東、記者及投資分析員發放（倘知悉其電郵地址或圖文傳真號碼）。

中信泰富明白本身有責任向持有合法權益之人士交代其業務狀況及回應彼等之提問。本公司定期接待及拜訪投資者，藉以闡釋本集團之業務。公眾人士、個別股東及投資分析員就有關本公司及其產品和服務所提出之問題，均獲盡快解答。在所有情況下本公司均採取審慎態度確保不會披露任何影響股價之資料。

有關中信泰富之資料可登入www.citicpacific.com查閱，包括各項業務之簡介、中信泰富於過去三年來發表之所有公佈及年報。

Transparency & Disclosure

In November 2001, rating agency Standard & Poor objectively surveyed the level of transparency and disclosure of companies in Asia Pacific. CITIC Pacific was assessed at level 7 (out of 10) - the highest level achieved by Hong Kong listed companies, which was also achieved by six other companies.

透明度及披露狀況

於二零零一年十一月，國際評級機構標準普爾以客觀態度評審亞太區公司之透明度及披露狀況。中信泰富被評定為第7級（以10級為最高評級），是香港上市公司所達到之最高評級（尚有另外六間公司達到此一評級）。

Financial Reporting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards published by the Hong Kong Society of Accountants. Hong Kong accounting standards broadly follow international accounting standards. The Group adopted new and revised SSAPs which became effective for the current financial year and has chosen to adopt early Statement of Changes in Equity required in SSAP No.1 (revised) "Presentation of Financial Statements" and SSAP No.15 (revised) "Cash Flow Statements". The changes to the accounting policies and their financial impacts are set out in notes 1(c) and 1(j) to the account on pages 69 and 73.

American Depositary Receipt

As a further service to investors a United States American Depositary Receipt (ADR) program was established in January 2002 providing an additional method of investing in the ordinary shares of CITIC Pacific. The stock code is CTPCY.

財務報告

中信泰富所編制之財務報告乃根據香港會計師公會公佈而普遍被採用之香港會計準則。香港所採用之會計準則大致遵從國際會計標準。本集團採納於本財政年度生效之嶄新及經修訂之香港會計準則，並選擇提早採納香港會計準則第一號（經修訂）「財務報告之呈報」所規定之權益變動表及第十五號（經修訂）「現金流量表」。有關會計政策之變動及其財務影響載於第 69 頁及第 73 頁之賬目附註 1(c)及 1(j)。

美國預託證券

為向投資者提供進一步服務，本公司於二零零二年一月成立美國預託證券，提供一項投資於中信泰富普通股之額外途徑。股票代號為 CTPCY。

Executive Directors

Larry Yung Chi Kin, aged 60, has been the Chairman of CITIC Pacific Limited ("CITIC Pacific") since 1990. Mr Yung is also the Vice Chairman and Managing Director of China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") and an Executive Director of China International Trust and Investment Corporation ("CITIC"). He worked for 14 years with the Ministry of Electric Power in the People's Republic of China ("PRC") before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987. Mr Yung is a Steward of the Hong Kong Jockey Club ("Jockey Club").

Henry Fan Hung Ling, aged 53, is the Managing Director of CITIC Pacific. He is a Deputy Chairman of Cathay Pacific Airways Limited ("Cathay"), a director of Hong Kong Dragon Airlines Limited ("Dragonair") as well as a Deputy Managing Director of CITIC HK. He is also a non-executive director of the Securities and Futures Commission. Before joining CITIC HK in 1987, Mr Fan has held senior management positions and also practised law as a barrister. He joined CITIC Pacific in 1990.

Vernon Francis Moore, aged 55, is a Deputy Managing Director and the Group Chief Financial Officer of CITIC Pacific. He is a director of Cathay and CLP Holdings Limited ("CLP Holdings") and the Chairman of the New Hong Kong Tunnel Company Limited ("NHKTC"), Hong Kong Tunnels and Highways Management Company Limited ("HKTHMC") and the Western Harbour Tunnel Company Limited ("WHT"). Mr Moore is an Executive Director of CITIC HK which he joined in 1987 after holding senior management positions with a number of financial institutions. He joined CITIC Pacific in 1990.

Peter Lee Chung Hing, aged 48, is a Deputy Managing Director of CITIC Pacific and the Vice Chairman of CITIC Guoan Co., Ltd. ("CITIC Guoan"). He is also a director of other Group companies concerned with industrial and communications projects and trading businesses in Hong Kong and the PRC. Before joining CITIC HK in 1988, Mr Lee was with major banking and shipping groups in Hong Kong. He joined CITIC Pacific in 1990 and joined the Board in 1991.

執行董事

榮智健，現年六十歲，自一九九零年起一直為中信泰富有限公司（「中信泰富」）董事會主席。榮先生亦為中國國際信托投資（香港集團）有限公司（「中信香港」）之副主席兼董事總經理，以及中國國際信托投資公司（「中信北京」）之常務董事。彼於一九七八年來港前，在中華人民共和國（「中國」）電力部工作十四年。彼於一九八七年中信香港成立前，已具有豐富之管理經驗。榮先生為香港賽馬會（「賽馬會」）之董事。

范鴻齡，現年五十三歲，為中信泰富之董事總經理。彼為國泰航空有限公司（「國泰」）副主席，港龍航空有限公司（「港龍」）之董事，以及中信香港之副董事總經理。彼亦為證券及期貨事務監察委員會之非執行董事。范先生於一九八七年加入中信香港前，曾擔任高級管理職位，並為執業大律師。彼於一九九零年加入中信泰富。

莫偉龍，現年五十五歲，為中信泰富之副董事總經理兼集團首席財務主管。彼為國泰及中電控股有限公司（「中電控股」）之董事，亦為新香港隧道有限公司（「新隧」）、香港隧道及高速公路管理有限公司（「紅隧管理公司」）及香港西區隧道有限公司（「西隧」）之主席，並為中信香港之執行董事。莫先生於一九八七年加入中信香港前，曾於多間財務機構擔任高級管理職位。彼於一九九零年加入中信泰富。

李松興，現年四十八歲，為中信泰富之副董事總經理，亦為中信國安有限公司（「中信國安」）之副董事長。彼亦為本集團其他有關香港和中國工業項目、信息業項目及貿易業務之公司董事。在一九八八年加入中信香港前，李先生曾服務於香港之主要銀行及航運集團。彼於一九九零年加入中信泰富，並於一九九一年加入董事會。

Norman Yuen Kee Tong, aged 53, joined CITIC Pacific as a Deputy Managing Director in April 2001. Mr Yuen is the Chairman of CITIC Pacific Communications Limited ("CPC"). He is also the corporate representative of CITIC Pacific on the Board of Companhia de Telecomunicacoes de Macau S.A.R.L., a director of Hong Kong Resort Company Limited ("HK Resort") and other Group companies concerned with communications projects. Prior to joining CITIC Pacific, Mr Yuen was the deputy chief executive officer of Pacific Century CyberWorks Limited and had extensive experience in the telecommunications business. He serves on several public bodies and advisory committees, including the Immigration Tribunal, Registration of Persons Tribunal, Hong Kong Industrial Technology Centre Corporation and the Trade Development Council.

Robert Ernest Adams, aged 58, has been an Executive Director of CITIC Pacific since 1992. He is a director of Cathay, Dragonair, Hong Kong Air Cargo Terminals Limited and LSG Lufthansa Service Hong Kong Limited. Before joining CITIC Pacific in 1992, Mr Adams worked in Hong Kong in the management consulting and banking industries, and is a past Chairman of the American Chamber of Commerce in Hong Kong.

Zhang Yichen, aged 38, joined CITIC Pacific as Executive Director in March 2000. He is also the President of CPC and a director of CITIC Guoan. Prior to joining CITIC Pacific, Mr Zhang was a Managing Director at Merrill Lynch, and had extensive experience in the investment banking industry in both the United States and the Greater China Region.

Yao Jinrong, aged 62, has been an Executive Director of CITIC Pacific since March 2000. He is the Managing Director of CITIC Pacific China Holdings Limited. He had served in China's non-governmental friendship organizations for more than 20 years before he joined CITIC in early 1985. Having joined CITIC Group, he once served as executive secretary to CITIC's former Chairman Mr Rong Yiren and concurrently director of CITIC's general office. From 1992 to 2000, he was President of China International Economic Consultants Co., Ltd. ("CIEC"), a wholly owned subsidiary of CITIC. He is now Chairman of CIEC. Since 1995 to 2000, he was an Executive Director and Vice President of CITIC, and is now a director of CITIC.

阮紀堂，現年五十三歲，於二零零一年四月加入中信泰富出任副董事總經理。阮先生為中信泰富信息科技有限公司（「中信泰富信息科技」）之主席。彼亦為中信泰富於澳門電訊有限公司之董事會之公司代表、香港興業有限公司（「香港興業」）之董事及本集團其他有關信息業項目之公司董事。在加入中信泰富前，阮先生曾任電訊盈科有限公司之副行政總裁，在電訊業具豐富經驗。阮先生為多個政府諮詢委員會的成員，包括人民入境事務審裁處、人事登記審裁處、香港工業科技中心公司及貿易發展局。

羅安達，現年五十八歲，自一九九二年起一直為中信泰富之執行董事。彼為國泰、港龍、香港空運貨站有限公司及 LSG Lufthansa Service Hong Kong Limited 之董事。在一九九二年加入中信泰富前，羅先生任職於香港之管理顧問業及銀行業，並為香港美國商會之前任主席。

張懿宸，現年三十八歲，於二零零零年三月加入中信泰富出任執行董事。彼亦為中信泰富信息科技之總裁及中信國安之董事。在加入中信泰富前，張先生曾任美林集團之常務董事，並在美國及大中華地區之投資銀行界具豐富經驗。

姚進榮，現年六十二歲，自二零零零年三月起出任中信泰富之執行董事，彼為中信泰富（中國）投資有限公司董事總經理。彼於一九八五年初加入中信北京前，曾在中國對外民間友好機構任職二十餘年。加盟中信北京後，曾任榮毅仁先生（前中信北京董事長）秘書兼辦公廳主任。一九九二年至二零零零年任中國國際經濟諮詢公司（中信北京全資子公司）總經理，二零零一年起任董事長。一九九五年至二零零零年任中信北京常務董事、副總經理，現為中信北京董事。

Chang Zhenming, aged 45, has been an Executive Director of CITIC Pacific since March 2000. He joined CITIC in 1983 and had extensive experience in finance, banking and securities business. Mr Chang is also an Executive Director and Vice President of CITIC, President and Chief Executive Officer of CITIC Ka Wah Bank Limited, the Chairman of CITIC Securities Co., Ltd. and a director of CITIC HK. He is also the Chairman of The Securities Association of China. Formerly, he was a Vice President of CITIC Industrial Bank.

Li Shilin, aged 52, has been an Executive Director of CITIC Pacific since March 2000. He is also an Executive Director and a Vice President of CITIC. He took the position of Chairman of CITIC Guoan Group in 1997. Mr Li's current posts also include director of China United Telecommunications Corporation, Chairman of CITIC Guoan, Chairman of Xin De Telecom International Ventures Co., Ltd., Chairman of CITIC Guoan Information Industry Co., Ltd., Chairman of CITIC Ocean Helicopters Co., Ltd., Vice Chairman of the Beijing Football Association and Vice Chairman of the Beijing Golf Association.

Carl Yung Ming Jie, aged 33, has been an Executive Director of CITIC Pacific since March 2000. He is a director of Cathay and other Group companies concerned with infrastructure and industrial projects in the PRC. He joined CITIC Pacific in 1993. He is the son of Mr Larry Yung Chi Kin.

Liu Jifu, aged 58, joined CITIC Pacific as Executive Director in April 2001. He is also a director of CITIC HK. Before joining CITIC HK in 2000, Mr Liu had worked with the Financial and Economics Research Institute in the China Academy of Social Sciences for 5 years. After 1983, he served as an Executive Director of China Everbright Group Limited, the Chairman of China Everbright Travel Inc and China PINCHE Import & Export Co., Ltd.

Non-Executive Directors

Willie Chang, aged 58, has been a director of CITIC Pacific since 1987. He is the senior partner of Willie Chang & Co., Solicitors, with over 32 years' experience in legal practice, including as a partner of Johnson, Stokes and Master. Mr Chang is a member of the Board's Audit Committee.

常振明，現年四十五歲，自二零零零年三月起出任中信泰富之執行董事。彼於一九八三年加入中信北京，於財務、銀行和証券業均具有豐富經驗。常先生亦為中信北京之常務董事兼副總經理、中信嘉華銀行有限公司之總裁兼行政總裁、中信証券有限責任公司之董事長，以及中信香港之董事。彼亦為中國証券業協會理事長，之前曾任中信實業銀行副行長。

李士林，現年五十二歲，自二零零零年三月起出任中信泰富之執行董事。彼亦為中信北京之常務董事兼副總經理。於一九九七年出任中信國安集團公司董事長。李先生亦任中國聯合通信有限公司董事、中信國安董事長、信德電信國際合作有限責任公司董事長、中信國安信息產業股份有限公司董事長、中信海洋直升機股份有限公司董事長、北京市足球協會副主席及北京市高爾夫球運動協會副主席等職。

榮明杰，現年三十三歲，自二零零零年三月起出任中信泰富之執行董事。彼為國泰之董事，亦為本集團其他有關中國基建及工業項目之公司董事。榮先生於一九九三年加入中信泰富。彼為榮智健先生之兒子。

劉基輔，現年五十八歲，自二零零一年四月起出任中信泰富執行董事。彼亦為中信香港之董事。在二零零零年加入中信香港前，劉先生曾在中國社會科學院財貿經濟研究所工作五年。一九八三年後，任中國光大集團總公司常務董事、中國光大旅游總公司董事長及中國平和進出口有限公司董事長等職。

非執行董事

張偉立，現年五十八歲，自一九八七年起一直為中信泰富之董事。彼為張偉立律師行之高級合夥人，執業超過三十二年，包括曾為孖士打律師行合夥人。張先生為董事會之審核委員會成員。

Hamilton Ho Hau Hay, aged 51, joined the Board of CITIC Pacific in 1992. He is a director of Dah Chong Hong Holdings Limited, an Executive Director of Honorway Investments Limited ("Honorway") and Tak Hung (Holding) Company Limited ("Tak Hung"). He is the brother of Mr Norman Ho Hau Chong.

Alexander Reid Hamilton, aged 60, has been a director of CITIC Pacific since May 1994. He was a partner of Price Waterhouse with which he practised for 16 years. He is a Non-Executive Director of a number of Hong Kong companies including COSCO Pacific Limited, Shangri-La Asia Limited, Esprit Holdings Limited and DBS Kwong On Bank Ltd. Mr Hamilton is Chairman of the Board's Audit Committee.

Hansen Loh Chung Hon, aged 64, joined the Board of CITIC Pacific in May 1994. He is the Managing Director of Wyler Textiles, Limited, Chairman of Farrington American Express Travel Services Limited and a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and CLP Holdings. Mr Loh is a member of the Board's Audit Committee.

Norman Ho Hau Chong, aged 46, has been a director of CITIC Pacific since May 1994. He is an Executive Director of Honorway and Tak Hung. He is also a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Company Limited, and a number of other quoted companies. He is the brother of Mr Hamilton Ho Hau Hay.

Chau Cham Son, aged 69, joined the Board of CITIC Pacific in June 1995. He is a director of China Overseas Land & Investment Limited and other Hong Kong companies. He has 30 years' experience in the field of town planning, building and land development in Hong Kong including being the first Director of Buildings and Lands with the Hong Kong Government. He is a Steward of Jockey Club.

André Desmarais, aged 45, joined the Board of CITIC Pacific in December 1997. He is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is also a member of the Chief Executive's Council of International Advisers of The Government of the Hong Kong Special Administrative Region and member of the CITIC International Advisory Council.

何厚浠，現年五十一歲，於一九九二年加入中信泰富董事會。彼為大昌貿易行集團有限公司之董事，並為恒威投資有限公司（「恒威」）及德雄（集團）有限公司（「德雄」）之執行董事。彼為何厚鏘先生之兄長。

韓武敦，現年六十歲，自一九九四年五月起一直為中信泰富之董事。彼曾為羅兵咸會計師事務所合夥人，執業達十六年。彼現為香港多間公司包括中遠太平洋有限公司、香格里拉（亞洲）有限公司、思捷環球控股有限公司及 DBS 廣安銀行有限公司之非執行董事。韓先生為董事會之審核委員會主席。

陸鍾漢，現年六十四歲，於一九九四年五月加入中信泰富董事會。彼為偉倫紡織有限公司董事總經理、富聯美國運通旅遊有限公司主席，以及香港上海匯豐銀行有限公司及中電控股之非執行董事。陸先生為董事會之審核委員會成員。

何厚鏘，現年四十六歲，自一九九四年五月起一直為中信泰富之董事。彼為恒威及德雄之執行董事，亦為香港小輪（集團）有限公司、利興發展有限公司及多間上市公司之董事。彼為何厚浠先生之弟。

周湛燊，現年六十九歲，於一九九五年六月加入中信泰富董事會。彼為中國海外發展有限公司及其他香港公司之董事，於香港城市規劃、建築及土地發展方面具有三十年經驗，曾為香港政府首任屋宇地政署署長。彼為賽馬會之董事。

德馬雷，現年四十五歲，於一九九七年十二月加入中信泰富董事會。彼為加拿大鮑爾公司之總裁兼聯席行政首長。彼亦為香港特別行政區政府行政長官特設國際顧問委員會成員及中信國際顧問委員會成員。

Senior Managers

Bi Yupu, aged 60, is the General Manager of the Power Project Department of CITIC Pacific. He is a Deputy Managing Director of CITIC HK and has been the chief representative of CITIC Pacific's Beijing Office since 7 December 1993. Before joining the CITIC Group in 1987, he worked for 20 years with the Ministry of Electric Power in the PRC as a senior engineer and deputy director of North China Electric Power Research Institute. He joined CITIC Pacific in 1993.

Chau Chi Yin, aged 46, is Director, Group Financial Control of the CITIC Pacific Group. He is a director of HK Resort and other Group companies concerned with industrial projects in the PRC. He joined CITIC HK in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company. He joined CITIC Pacific in March 1990.

Leslie Chang Li Hsien, aged 47, is Director, Group Finance. He is a director of CITIC Guoan, HKTHMC and WHT. Before joining CITIC Pacific in 1994, he was a partner at KPMG Peat Marwick specializing in the financial services industry. He was also the Director of Chinese Practice of the firm in the United States.

Frances Yung Ming Fong, aged 30, is Director, Technology Development of CITIC Pacific and Executive Vice-President, Project Development of CPC. She joined CITIC Pacific in 1995 and is responsible for the development of technology-based projects. She is a director of NHKTC and other Group companies concerned with communications projects. She is the daughter of Mr Larry Yung Chi Kin.

Milton Law Ming To, aged 38, is Director, Business Development. He is a director of Dragonair, NHKTC, WHT, HKTHMC and other Group companies concerned with infrastructure, environment, trading and industrial projects in Hong Kong and the PRC. Before joining CITIC Pacific in 1992, he worked in the banking industry.

Polly Lawrence, aged 55, is Director, Group Human Resources and Administration of the CITIC Pacific Group, responsible for those functions in the Group. She was head of human resources and communications of a Hong Kong listed company before she joined CITIC Pacific in 1993.

高級經理

畢玉璞，現年六十歲，為中信泰富電力部之總經理，彼為中信香港之副董事總經理，彼自一九九三年十二月七日起一直為中信泰富北京代表處之首席代表。在一九八七年加入中信集團前，畢先生曾在中國電力部工作二十年，曾出任華北電力試驗研究所高級工程師及副所長。彼於一九九三年加入中信泰富。

周志賢，現年四十六歲，為中信泰富集團財務管理部之董事，彼為香港興業之董事，亦為本集團其他有關中國工業項目之公司董事。彼於一九八七年加入中信香港前，曾從事執業會計事務及於香港一間具規模之上市公司負責財務管理。彼於一九九零年三月加入中信泰富。

張立憲，現年四十七歲，為集團財務部之董事。彼為中信國安、紅隧管理公司及西隧之董事。在一九九四年加入中信泰富前，彼曾為畢馬域會計師行之合夥人，專職於金融服務業方面，彼亦曾為該會計師行於美國之中國業務總經理。

榮明方，現年三十歲，為中信泰富科技發展部之董事，亦為中信泰富信息科技項目發展部之執行副總裁。彼於一九九五年加入中信泰富，並負責科技項目之發展。彼為新隧之董事，亦為本集團其他有關信息項目之公司董事。彼為榮智健先生之女兒。

羅銘韜，現年三十八歲，為業務發展部之董事。彼為港龍、新隧、西隧、紅隧管理公司之董事，亦為本集團其他有關香港和中國基建、環境保護、貿易及工業項目之公司董事。在一九九二年加入中信泰富前，彼任職於銀行界。

杜寶賢，現年五十五歲，為中信泰富集團人力資源及行政部之董事，負責本集團之人力資源及行政等工作。彼於一九九三年加入中信泰富前，曾是一間香港上市公司人力資源及傳訊部門的主管。

Chu Hon Fai, aged 56, is Chief Executive – Trading of the Dah Chong Hong Group. He has extensive experience in global trading and distribution and is responsible for the Dah Chong Hong Group's trading business in Hong Kong, the PRC, Singapore, Japan, and Canada. He joined Dah Chong Hong in 1964 and was Deputy Chief Executive before his present appointment.

Hui Ying Bun, aged 55, is Chief Executive – Motor of the Dah Chong Hong Group. His career spans several decades of motor dealership experience and is responsible for the Dah Chong Hong Group's motor franchises and ancillary businesses in Hong Kong, the PRC, Singapore, Japan, and Canada. He joined Dah Chong Hong in 1966 and was Deputy Chief Executive before his present appointment.

Alexander Chan Sing Cheung, aged 57, is an Executive Director and the General Manager of NHKTC. He joined NHKTC in June 1991 having had extensive experience previously in the shipping and transportation industries.

Peter Chan Kwong Choi, aged 38, is a director of CITIC Telecom 1616 Limited and its group companies. Before joining CITIC Pacific in May 2000, he was a director of Telecom 1616 Limited with extensive experience in the telecommunications industry.

Glenn Robert Sturrock Smith, aged 49, is the Chief Executive of Sims Trading Company Limited and Chairman of the Guangdong Jing Yun Distribution Co., Ltd. He has had many years of experience in the marketing and distribution of consumer products with a listed company in Hong Kong before joining CITIC Pacific in 2001.

Aaron Wong Ha Hang, aged 43, is General Manager, Projects of the Property Department of CITIC Pacific. He is an Executive Director of HK Resort, a director of NHKTC and other Group companies concerned with property and environmental projects in Hong Kong. He worked for an international consulting firm in the United Kingdom and in Hong Kong for many years before he joined the Group in 1996.

Cindy Kwan Kit Ying, aged 39, is General Manager – Sales & Marketing of the Property Department of CITIC Pacific. She had broad experience in property sales, marketing, and leasing before joining the Group in 1996.

Stephen Ho Wai Chung, aged 43, is the Chief Executive Officer of CPCNet Hong Kong Limited and Executive Vice-President, Operations of CPC. He joined CITIC Pacific in 2001 after 19 years of experience in the telecommunications industry.

朱漢輝，現年五十六歲，為大昌行集團貿易部之行政總裁。彼於環球貿易及分銷方面具有豐富經驗，並主管大昌行集團於香港、中國、新加坡、日本及加拿大之貿易業務。彼於一九六四年加入大昌行，於出任現職前，為大昌行集團之副行政總裁。

許應斌，現年五十五歲，為大昌行集團汽車部之行政總裁。彼於汽車買賣方面具有多年經驗，並主管大昌行集團於香港、中國、新加坡、日本及加拿大之汽車特許經營權及相關業務。彼於一九六六年加入大昌行，於出任現職前，為大昌行集團之副行政總裁。

陳星璋，現年五十七歲，為新隧之執行董事及總經理。彼於一九九一年六月加入新隧前，在航運及運輸業均具豐富經驗。

陳廣才，現年三十八歲，為中信電訊 1616 有限公司及旗下公司之董事。於二零零零年五月加入中信泰富前，彼為電訊 1616 有限公司之董事，於電訊業具有豐富經驗。

史密夫，現年四十九歲，為慎昌有限公司之行政總裁及廣東精運物流有限公司主席。彼於二零零一年加入中信泰富前，曾任職於香港一間上市公司，於消費產品之市場推廣及批發業務方面具有多年經驗。

黃遐亨，現年四十三歲，為中信泰富地產部項目發展之總經理。彼為香港興業之執行董事、新隧之董事，亦為本集團其他有關香港之物業及環保項目之公司董事。彼於一九九六年加入本集團前，曾於英國及香港一間國際顧問公司任職多年。

關潔瑩，現年三十九歲，為中信泰富地產部營業及市務之總經理，彼於一九九六年加入本集團，於物業銷售、市場拓展及出租方面，均具有豐富經驗。

何偉中，現年四十三歲，為 CPCNet Hong Kong Limited 之行政總裁及中信泰富信息科技之執行副總裁。彼於二零零一年加入中信泰富，於電訊業具有十九年經驗。

As at the end of December 2001, the Group employed 11,733 people (2000:11,354) in its headquarters in Hong Kong and its principal subsidiary companies worldwide. The two main areas of concentration are in Hong Kong employing 4,379 (2000: 4,236) and in the PRC employing 7,126 (2000: 6,877). Another 228 (2000: 241) are employed in subsidiaries in Japan, Singapore and Canada. The Group's headcount increased due to acquisitions during the year.

截至二零零一年十二月底，本集團共僱用員工11,733人（二零零零年：11,354人），分別任職於香港總部及其分佈世界各地的主要附屬公司。香港及中國為兩個主要集中地，分別僱用員工4,379人（二零零零年：4,236人）及7,126人（二零零零年：6,877人）；其餘228人（二零零零年：241人）則分別受僱於日本、新加坡及加拿大的附屬公司。員工人數增加的原因是本集團於本年度進行多項收購。

Human Resources Management

The Group recognizes and respects each individual's rights and adopts non-discriminatory employment policies giving equal opportunities to qualified candidates. CITIC Pacific strives to be consistent and fair in administering its human resources management practices to the mutual benefit of its employees and the Group. Our Code of Conduct covers many aspects of business ethics, including relations with suppliers and customers and employees in terms of employment practices. Everyone working on the affairs of the Group is required to follow this Code and heads of business units are charged with the responsibility of disseminating the Group's requirements to the people concerned. An explanation of the contents of the Code is included in the induction of new employees and refresher courses conducted by internal or external speakers are arranged for employees from time to time. Any violation or non-compliance of the Code is subject to established disciplinary procedure or actions as appropriate.

人力資源管理

本集團認同及尊重個人權利，並採納平等僱傭政策，給予所有合資格人士平等就業機會。中信泰富亦致力採取一致及公正之人力資源管理模式，令集團及其員工皆能互相得益。本集團之紀律守則涵蓋有關商業道德多方面範疇，其中包括與供應商及客戶的關係，以及員工的職業操守。本守則規定所有為本集團處理公司業務的人士均須遵守，並要求所有部門主管均有責任向有關人士闡釋本集團的規則。守則的詳細內容已包括在新員工入職課程內，而本集團亦不時為員工安排內部培訓及聘請外來講者主持有關之培訓。任何違反或不遵守該守則者，將受到公司紀律處分或以適當之行動處理。

Employee Compensation

The Group aims to attract, retain and motivate employees who have the relevant skills, knowledge and abilities to develop, support and sustain the continued success of the Group. On an annual basis, CITIC Pacific reviews the cash compensation and benefits programme provided for its employees to ensure that the overall compensation is internally equitable and in line with local norms and industry practice. Employees of the Group gave consent at the end of 2001 to revise the bonus arrangement from a fixed sum to a performance based bonus award dependent on Group results and individual employee performance. Shareholders approved a share option scheme for the Group's employees in May 2000 and details are given on page 60. Financial information on Directors' emoluments can be found on page 84.

員工薪酬

本集團致力吸引、挽留及激勵具備有關技能、知識及能力的員工，以拓展、支持及延續本集團的成就。中信泰富每年均檢討員工的薪酬及福利計劃，以確保集團內部均等，及整體薪酬福利與營運地點和各行業間之基準一致。本集團的員工於二零零一年底同意修改花紅制度，由原有的固定金額改為論功行賞，視乎集團業績及個別員工的工作表現而定。股東於二零零零年五月通過給予本集團員工股份認購權計劃，詳情載於第60頁。董事酬金之財務詳情載於第84頁。

Retirement Benefits

The CITIC Group Retirement Plan ("ORSO Plan") provides retirement benefits for employees of the Group and its subsidiaries and associates. The Plan is a defined contribution scheme registered under the Occupational Retirement Schemes Ordinance and has obtained an exemption certificate having satisfied the requirements of the Mandatory Provident Fund Schemes Ordinance. HSBC Trustee (Hong Kong) Limited is Trustee of the ORSO Plan, who in turn appointed the investment manager and plan administrator to manage the Plan in accordance with the Trust Deed and Rules. Employees are offered a choice of investments and the Trustee issues statements to members of the Plan twice a year.

A CITIC Group Mandatory Provident Fund Scheme ("MPF Scheme") offers a choice to employees who opt not to join the ORSO Plan. The Hang Seng Bank is the service provider of the MPF Scheme.

Further details on these principal schemes are given in the Notes to the Accounts on page 85.

Training & Development

CITIC Pacific is committed to providing a healthy organizational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by taking responsibility for their own learning and self-development. Seminars and courses organized by professional institutions are sponsored by the Group to assist employees to improve their current job performance. In-house training for all levels of employees is organized regularly on product knowledge and skills training. Where applicable, the Group arranges external service providers to conduct customized training programmes on specific subjects such as managerial development and updates on new technology.

CITIC Pacific also believes in investing in our future generation. The Group has put in place various management trainee and apprentice training programmes to foster growth and provide opportunities for the younger members of society.

退休福利

中信集團退休計劃（「退休計劃」）為本集團及旗下附屬公司及聯營公司的員工提供退休福利。上述退休計劃為一項根據職業退休計劃條例註冊的界定供款退休金計劃，並在符合強積金條例的要求下獲發豁免證明書。滙豐信託（香港）有限公司為上述退休計劃的信託人，上述計劃由信託人委任投資經理及行政管理人根據信託契約及條例細則管理。員工有數個不同的投資組合可供選擇，他們亦會每年兩次定期收取信託人發出的退休計劃結單。

而中信集團強制性公積金計劃（「強積金計劃」）為不參與退休計劃的員工提供另一選擇。恒生銀行是強積金計劃的服務提供者。

此等主要計劃的進一步詳情載於第 85 頁的賬目附註。

培訓及發展

中信泰富致力提供一個健康的企業環境，讓員工得以各展所長，並鼓勵他們工餘進修，不斷自我增值。本集團亦贊助專業機構舉辦研討會及課程，藉以協助員工改善工作表現，亦定期為各階層員工開辦有關產品知識及技術培訓方面之在職訓練。在有需要時，本集團會安排外界服務機構舉辦針對特定課題而設的訓練課程，如管理發展及介紹最新技術等。

中信泰富亦相信要投資於下一代的發展。本集團已設立多項管理見習及學徒訓練計劃，旨在扶掖後進，及為社會上年青一輩提供發展機會。

The Group and its employees support the local communities it operates in. As in the past many years, the Group supports charitable work and the promotion of education, environmental protection, sports, culture and the arts by sponsoring many activities in Hong Kong, China, and overseas. The Salvation Army, Mother's Choice, and the Worldwide Fund for Nature are some of the organizations the Group associated with. Most notably is the Community Chest of Hong Kong to which CITIC Pacific and its subsidiary companies have been long term supporters by making donations and participating in the fund raising activities. As a regular donor to the Red Cross, the Group continues to encourage its employees to respond to its appeals and campaigns. Employees of the Group have also expressed interest in the Volunteer Movement organized by the Social Welfare Department of the Hong Kong SAR Government to contribute their free time and service to society.

本集團及其員工一向支持本地社會活動。一如往年，本集團在支持慈善工作及推廣教育、環保、康體、文化及藝術各方面不遺餘力，積極贊助在香港、中國及海外舉辦的多項活動。救世軍、母親的抉擇及世界自然基金均為本集團的部份襄助機構，其中香港公益金尤其得到中信泰富及其附屬公司的長期支持，除積極捐獻善款外，更積極參與各項籌款活動。本集團定期為紅十字會進行捐輸，不斷鼓勵員工響應該會的捐血呼籲及各項宣傳活動。本集團的員工對於由香港特別行政區政府屬下社會福利處策劃的義工運動亦深感興趣，願意利用工餘時間服務社群。

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2001.

董事會欣然將截至二零零一年十二月三十一日止年度之年報送呈各股東省覽。

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Review of CITIC Pacific's Businesses on pages 6 to 21.

主要業務

本公司之主要業務為持有其附屬公司，而其附屬公司及聯營公司之主要業務及主要營運範圍載於第6至21頁之業務回顧內。

Dividends

The Directors declared an interim dividend of HK$0.20 per share in respect of the year ended 31 December 2001 which was paid on 21 September 2001. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.60 per share in respect of the year ended 31 December 2001 payable on 15 May 2002 to shareholders on the Register of Members at the close of business on 9 May 2002.

股息

董事會已宣派截至二零零一年十二月三十一日止年度之中期股息為每股港幣0.20元，該等股息已於二零零一年九月二十一日派發。董事會建議於二零零二年五月十五日向於二零零二年五月九日營業時間結束時名列股東名冊內之股東派發截至二零零一年十二月三十一日止年度之末期股息，每股可獲派港幣0.60元，惟須獲股東於即將舉行之股東週年大會上批准方可作實。

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in note 22 to the accounts.

儲備

本年度撥入及撥自儲備之金額及詳情載於賬目附註22。

Donations

Donations made by the Group during the year amounted to HK$11 million.

捐款

本集團年內之捐款為港幣一千一百萬元。

Fixed Assets

Movements of fixed assets are set out in note 12 to the accounts.

固定資產

固定資產之變動情況載於賬目附註12。

Major Customers and Suppliers

主要客戶及供應商

The percentage of purchases and sales with the Group's suppliers and customers are as follows:

本集團之供應商及客戶之應佔購買及銷售百分比率如下：

	2001 %	2000 %	
Purchases			購買
– the largest supplier	7	12	– 最大供應商
– five largest suppliers combined	20	27	– 五大供應商合計

The aggregate percentage of sales to the Group's five largest customers is less than 30%.

本集團五大客戶之應佔銷售百分比率合共少於 30%。

No Directors, their associates or shareholders (which to the knowledge of the Directors own more than 5% of the Company's share capital) were interested at any time in the year in the above suppliers or customers.

各董事、其聯繫人士或股東（就董事所知擁有本公司股本超過5%者）於年內任何時間概無擁有上述供應商或客戶任何權益。

Subsidiary Companies

附屬公司

The names of the principal subsidiary companies, their principal places of operation, their countries of incorporation and particulars of their issued share capital are set out in note 32 to the accounts.

主要附屬公司之名稱、其主要營運地點、註冊成立地點及已發行股本之詳情載於賬目附註 32。

Issue of Debt Securities

發行債務證券

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ("Senior Notes") to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes remained outstanding at the end of the year.

於一九九六年二月十五日，本公司根據一九九六年二月十五日之票據購買協議，發行及出售本金共值一億美元之7.37%之票據（「票據」）予金融機構，該等票據於二零零六年到期，全部票據於本年底時仍未被註銷或贖回。

On 20 August 1997, the Company issued and sold Japanese Yen 9.5 billion floating rate bond due 2002 ("Yen Bond"), for general working capital purposes, to an investor pursuant to the subscription agreement dated 15 August 1997. All of the Yen Bond remained outstanding at the end of the year.

於一九九七年八月二十日，本公司根據一九九七年八月十五日之認購協議，發行及出售共值九十五億日圓之浮息債券（「日圓債券」）予一名投資者，以作一般營運資金，該等日圓債券將於二零零二年到期，全部日圓債券於本年底時仍未被註銷或贖回。

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ("Guaranteed Notes") for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

於二零零一年六月一日，本公司之全資附屬公司 CITIC Pacific Finance (2001) Limited 根據二零零一年五月二十四日及二零零一年六月一日之購買協議，發行及出售共值四億五千萬美元之 7.625% 之保證票據（「保證票據」）予投資者，以便為本公司之債項進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

除上述者外，本公司或其附屬公司概無發行任何債務證券。

Borrowings

Particulars of borrowings of the Group are set out in note 23 to the accounts.

借貸

本集團之銀行貸款詳情載於賬目附註 23。

Directors

The Directors in office during the financial year ended 31 December 2001 were:

Mr Larry Yung Chi Kin
Mr Henry Fan Hung Ling
Mr Vernon Francis Moore
Mr Peter Lee Chung Hing
Mr Norman Yuen Kee Tong (appointed on 1 April 2001)
Mr Robert Ernest Adams
Mr Zhang Yichen
Mr Yao Jinrong
Mr Chang Zhenming
Mr Li Shilin
Mr Carl Yung Ming Jie
Mr Liu Jifu (appointed on 1 April 2001)
Mr Willie Chang
Mr Hamilton Ho Hau Hay
Mr Alexander Reid Hamilton
Mr Hansen Loh Chung Hon
Mr Norman Ho Hau Chong
Mr Chau Cham Son
Mr André Desmarais

董事

於截至二零零一年十二月三十一日止財政年度內任職董事之人士如下：

榮智健先生
范鴻齡先生
莫偉龍先生
李松興先生
阮紀堂先生（二零零一年四月一日獲委任）
羅安達先生
張懿宸先生
姚進榮先生
常振明先生
李士林先生
榮明杰先生
劉基輔先生（二零零一年四月一日獲委任）
張偉立先生
何厚浠先生
韓武敦先生
陸鍾漢先生
何厚鏘先生
周湛燊先生
德馬雷先生

Pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Vernon Francis Moore, Robert Ernest Adams, Zhang Yichen, Yao Jinrong, Chang Zhenming and Norman Ho Hau Chong shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

Biographical details of directors may be found on pages 40 to 43.

根據本公司新組織章程細則第104(A)條，莫偉龍先生、羅安達先生、張懿宸先生、姚進榮先生、常振明先生及何厚鏘先生於即將舉行之股東週年大會上輪值告退，惟各人均合符資格連任，並已表示願意膺選連任。

董事之個人詳細資料載於第40至43頁。

Management Contract

The Company entered into a management agreement with China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore, Chang Zhenming and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 9 May 2002.

管理合約

本公司與中國國際信托投資（香港集團）有限公司（「中信香港」）於一九九一年四月十一日訂立管理協議，其效力可追溯至一九九零年三月一日。中信香港於該協議同意向本公司及其附屬公司提供管理服務，而管理費則根據成本基準按季下期付予中信香港。該管理協議可由任何一方給予兩個月之通知予以終止。由於榮智健先生、范鴻齡先生、莫偉龍先生、常振明先生及劉基輔先生均為中信香港之董事，彼等於該管理協議中擁有間接權益。該管理協議之副本將於二零零二年五月九日舉行之股東週年大會上可供查閱。

Directors' Interests in Contracts of Significance

On 12 June 2001, an agreement ("Lucky Zone Agreement") which was subsisting as at 31 December 2001 was entered into between CITIC Pacific Communications Limited ("CPC"), a wholly owned subsidiary of the Company, as the purchaser and Mr Larry Yung Chi Kin ("Mr Yung"), a director of the Company, as the seller pursuant to which the Group agreed to purchase from Mr Yung his 20% interest in Lucky Zone Enterprises Inc. ("Lucky Zone") at the consideration of HK$319,003,573.11. Lucky Zone is the developer of a fixed optical fibre network in the PRC.

Save as aforesaid, none of the Directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

董事於重大合約之權益

於二零零一年六月十二日，本公司之全資附屬公司中信泰富信息科技有限公司（「中信泰富信息科技」）（以買方身份）與本公司之董事榮智健先生（「榮先生」）（以賣方身份）訂立一項協議（「運城協議」）（該協議於二零零一年十二月三十一日仍然有效）。據此，本集團同意以港幣319,003,573.11元之代價向榮先生收購其於運城企業有限公司（「運城」）之20%權益。運城為中國固定光纖網絡之發展商。

除上述者外，本公司之任何董事現時或於年內任何時間並無在本公司或其任何附屬公司所訂立之任何合約（對本公司業務而言屬於重大並於年終或年內任何時間仍屬有效之合約）中直接或間接擁有任何重大權益。

Connected Transactions

Connected transactions disclosed in accordance with Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") are as follows:

1. Pursuant to the agreement dated 9 October 1996 made between the Company, CITIC HK, Kerry Trading Co. Limited, The Development Bank of Singapore Limited (collectively "the Parties") and Cheer First Limited ("Cheer First"), the Parties being the shareholders of Cheer First agreed to make loans to Cheer First for providing loan finance to Goldon Investment Limited which holds CITIC Tower. CITIC HK being a substantial shareholder of the Company and regarded as its connected person holds 25% interest in Cheer First. The loan was made on normal commercial terms and in proportion to each party's shareholding in Cheer First. It was with no fixed repayment date and was interest bearing at the rate per annum equivalent to Hong Kong Inter-Bank Offered Rate. As at 31 December 2001, the amount of shareholders' loan due by Cheer First to the Company was HK$2,187 million.

2. Pursuant to the agreements dated 8 November 2000 entered into between China International Trust and Investment Corporation ("CITIC Beijing") and Glamorous Way Enterprises Ltd. ("Glamorous Way"), a wholly owned subsidiary of the Company, Glamorous Way agreed to acquire from CITIC Beijing a 50% interest in CITIC Guoan Co., Ltd. ("Guoan") for a total investment amount of RMB1,800 million (equivalent to approximately HK$1,692 million). Out of the total investment amount, RMB1,200 million was for acquiring the existing assets of Guoan whereas RMB600 million was in the form of an interest-bearing loan from Glamorous Way to CITIC Beijing. CITIC Beijing agreed that within 360 days of the date of completion of the investment, Glamorous Way would have the priority to select telecommunications projects and CITIC Beijing would inject such selected projects into Guoan. Any capital contribution required from Glamorous Way as a result of the injection of such selected projects would be set off against the loan amount. As no projects were injected into Guoan during the aforesaid period, CITIC Beijing had repaid the loan with accrued interest to the Company on 18 December 2001.

關連交易

根據香港聯合交易所有限公司（「聯交所」）證券上市規則第十四章而須披露之關連交易如下：

1. 根據於一九九六年十月九日由本公司、中信香港、嘉里貿易有限公司、新加坡發展銀行有限公司（統稱「各方」）及 Cheer First Limited（「Cheer First」）訂立之協議，各方作為 Cheer First 之股東同意貸款予 Cheer First 以便向持有中信大廈之金蓬投資有限公司提供貸款融資。本公司之主要股東並被視為其關連人士之中信香港持有 Cheer First 之25% 權益。該筆貸款乃按一般商業條款及根據各方於 Cheer First 持有之股權比例而作出，並無固定還款日期，每年息率相等於香港銀行同業拆息。截至二零零一年十二月三十一日止，Cheer First 尚欠本公司之股東貸款數額達港幣二十一億八千七百萬元。

2. 根據中國國際信托投資公司（「中信北京」）與本公司之全資附屬公司嘉域企業有限公司（「嘉域」）於二零零零年十一月八日訂立之協議，嘉域同意以人民幣十八億元（約相等於港幣十六億九千二百萬元）之總投資額向中信北京收購中信國安有限公司（「國安」）之50%權益。上述總投資額其中之人民幣十二億元用於購買國安之現有資產，另人民幣六億元則為嘉域給予中信北京之計息貸款。中信北京同意由完成該項投資當日起計360日內，嘉域將可優先選擇電訊項目，而中信北京將該選定之項目注入國安。因注入選定之項目而要求嘉域提供之注資額將以貸款額抵銷。由於上述期間並無任何項目注入國安，中信北京已於二零零一年十二月十八日向本公司償還貸款及應計利息。

3. On 12 June 2001, CPC entered into the Lucky Zone Agreement with Mr Yung. The consideration was arrived at after arm's length negotiations and was based on the investment cost of Mr Yung in First Honour Investments Ltd., being the company holding the 20% interest in Lucky Zone. Mr Yung is a connected person of the Company by virtue of his being a substantial shareholder and director of the Company. Lucky Zone and its subsidiaries were initially owned by the Company, CITIC Beijing and Mr Yung in the proportions 60/20/20. CITIC Beijing is a substantial shareholder of the Company. After the aforesaid acquisition, Lucky Zone and its subsidiaries were owned by the Company and CITIC Beijing in the proportions 80/20. From time to time during the year, the Company provided finance to Lucky Zone and its subsidiaries by way of shareholders' loan or corporate guarantee. The shareholders' loan was made in proportion to the Company's shareholdings in such companies, with no fixed repayment date and was non-interest bearing. The guarantee given by the Company was a several guarantee proportional to the Company's shareholdings in such companies. As at 31 December 2001, the amount of shareholders' loan due by Lucky Zone and its subsidiaries to the Company was HK$1,491 million whereas the guarantees executed by the Company to secure the banking facilities granted to the subsidiaries of Lucky Zone were RMB424 million and US$48.4 million. In connection with the aforesaid acquisition, the Company has also executed a guarantee up to 80% of the liability of one of the subsidiaries of Lucky Zone under a lease agreement for leasing certain equipment at the contract sum of approximately US$15.5 million.

4. From time to time during the year, the Group executed guarantees to banks to secure the facilities granted to Shanghai DCH Jiangnanfeng Co., Ltd. ("Jiangnanfeng"), a company engaged in the production and selling of chickens and related food products, as its general working capital. Jiangnanfeng is 76.77% owned by Regal Heights Limited ("Regal Heights", a 60% subsidiary of Dah Chong Hong Holdings Limited) with the remaining interest held by individual third parties which are connected to the Group by virtue only of their substantial shareholding in Jiangnanfeng. As at 31 December 2001, total facilities granted to Jiangnanfeng was RMB72 million secured by corporate guarantees given by Dah Chong Hong Group, in turn the 40% partner in Regal Heights shared 40% of such liabilities by giving irrevocable letters of credit issued by a bank in favour of Dah Chong Hong Group.

3. 於二零零一年六月十二日，中信泰富信息科技與榮先生訂立運城協議。有關代價乃經雙方進行公平磋商後達成，且根據榮先生於 First Honour Investments Ltd.之投資成本釐定，該公司持有運城之20%權益。由於榮先生為本公司之主要股東兼董事，因而成為本公司之關連人士。運城及其附屬公司之股權最初由本公司、中信北京及榮先生按60/20/20之比例擁有。中信北京為本公司之主要股東。於進行上述收購之後，運城及其附屬公司之股權由本公司及中信北京按80/20之比例擁有。本公司年內不時提供股東貸款或公司擔保予運城及其附屬公司。股東貸款乃按本公司於該等公司所佔股權比例提供，並無固定償還日期及免息。本公司提供之擔保屬個別擔保，擔保比例相等於本公司於該等公司所佔之股權比例。截至二零零一年十二月三十一日，本公司給予運城及其附屬公司之股東貸款總額為港幣十四億九千一百萬元，而本公司就運城之銀行信貸所作之擔保額為人民幣四億二千四百萬元和四千八百四十萬美元。就上述之收購，本公司並就運城旗下一間附屬公司租賃若干設備所簽署之租賃合約提供最高達租賃費用80%之擔保；該份租賃合約總值約一千五百五十萬美元。

4. 本集團於年內不時為上海大昌江南鳳有限公司（「江南鳳」）之銀行信貸作擔保，以提供該公司所需之一般營運資金。該公司為雞肉及有關食品之生產及銷售商。新競有限公司（「新競」，為大昌貿易行集團有限公司持有60%股權之附屬公司）持有江南鳳之76.77%股權，其餘股權則屬獨立第三者所有，該等獨立第三者僅因擁有江南鳳之重大股權而成為本集團之關連人士。截至二零零一年十二月三十一日止，江南鳳獲授予之銀行信貸額共人民幣七千二百萬元，乃由大昌行集團提供擔保，而佔新競40%股權之商業伙伴相對給予大昌行集團不可撤銷銀行信用證作為分擔該擔保額40%之責任。

5. During the year ended 31 December 2001, 中信網絡管理有限公司 ("中信網絡"), a wholly owned subsidiary of CITIC Beijing, provided management services ("the Services") to certain PRC subsidiaries of the Company which were engaged in the optical fibre network investment. The PRC subsidiaries paid for the reasonable costs and expenses incurred by 中信網絡 in relation to the provision of the Services. Such payment was calculated on the actual cost basis. For the year ended 31 December 2001, the total amount of the Services provided by 中信網絡 to the PRC subsidiaries was RMB17.3 million.

An independent committee of the board of Directors (comprising only of independent non-executive Directors) had reviewed the transactions made during the year ended 31 December 2001 and confirmed that:

– the Services had been entered into by the PRC subsidiaries in the ordinary and usual course of their business;

– the Services had been entered into on terms that were fair and reasonable so far as the shareholders of the Company were concerned;

– the Services had been entered into in accordance with the terms of the agreement governing such transactions; and

– the Services had been entered into such that the aggregate amount for the year ended 31 December 2001 did not exceed 3% of the net tangible asset value of the Group as disclosed in the Company's 2000 annual report ("the Services Cap").

The auditors of the Company had also confirmed to the board of Directors that (a) the Services had received the approval of the Directors; (b) the Services had been entered into in accordance with the terms of the agreement relating to the transactions; and (c) the Services had been entered into such that the Services Cap had not been exceeded.

5. 於截至二零零一年十二月三十一日止年度內，中信北京之全資附屬公司中信網絡管理有限公司（「中信網絡」）向本公司旗下數間參與光纖網絡投資工程之中國附屬公司提供管理服務（「有關服務」）。該等中國附屬公司需要就所獲提供之有關服務向中信網絡支付合理成本及開支；金額按實際成本計算。於截至二零零一年十二月三十一日止年度，中信網絡向該等中國附屬公司提供有關服務所涉及之總金額為人民幣一千七百三十萬元。

董事會轄下之獨立委員會（祇包括獨立非執行董事）已審閱截至二零零一年十二月三十一日止年度內進行之交易，並確認：

– 有關服務乃由該等中國附屬公司在其日常及一般業務中進行；

– 有關服務乃按對本公司各股東而言屬公平合理之條款而進行；

– 有關服務乃根據有關交易協議之條款而進行；及

– 有關服務於截至二零零一年十二月三十一日止年度之總金額不超逾本公司二零零零年度年報中所載之本集團有形資產淨值之3%（「服務上限」）。

本公司之核數師亦向董事會確認(a)有關服務已獲董事會批准；(b)有關服務乃按該等交易之有關協議之條款進行；及(c)有關服務並無超逾服務上限。

Directors' Interests in Securities of the Company

As at 31 December 2001, the following were the interests in shares of the Company or associated corporations as recorded in the register required to be kept under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"):

董事於本公司證券之權益

於二零零一年十二月三十一日，根據證券（披露權益）條例（「披露權益條例」）第29條須予保存之登記名冊內記錄，董事於本公司或其相聯法團之證券權益如下：

	Number of Shares 股份數目					
	Personal interests 個人權益	*Corporate interests 法團權益*	*Family interests 家族權益*	*Other interests 其他權益*	*Total 總數*	
CITIC Pacific Limited						**中信泰富有限公司**
Larry Yung Chi Kin		400,381,000			400,381,000	榮智健
Henry Fan Hung Ling		43,000,000			43,000,000	范鴻齡
Vernon Francis Moore				3,200,000 (Note 1)(附註 1)	3,200,000	莫偉龍
Peter Lee Chung Hing	500,000				500,000	李松興
Norman Yuen Kee Tong	33,000				33,000	阮紀堂
Robert Ernest Adams	550,000				550,000	羅安達
Liu Jifu	40,000				40,000	劉基輔
Hansen Loh Chung Hon	1,050,000	500,000 (Note 2)(附註 2)	500,000 (Note 2)(附註 2)		1,550,000	陸鍾漢
André Desmarais	88,800	100,230,000			100,318,800 (Note 3)(附註 3)	德馬雷
Cathay Pacific Airways Limited						**國泰航空有限公司**
Hansen Loh Chung Hon	450,000				450,000	陸鍾漢

Note 1: Deemed interests held by the relevant Director and his family as contingent beneficiaries of a discretionary trust.

Note 2: The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.

Note 3: In addition to the aforesaid, the relevant Director is also one of the trustees of a Canadian discretionary trust which controls Canadian companies which owns 24,000 shares of the Company.

附註1：有關董事及其家族作為一全權信託之或然受益人而被視作持有之權益。

附註2：有關董事持有之法團權益與其家族權益重疊，因500,000股股份為透過一間由該董事及其家族擁有之公司之權益。

附註3：除上述所載外，有關董事亦為一個加拿大全權信託之受託人之一。該全權信託控制擁有本公司24,000股股份之加拿大公司。

As at 31 December 2001, none of the Directors has any other interests in the equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which have been entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

於二零零一年十二月三十一日，各董事於本公司或其任何相聯法團（定義見披露權益條例）之股本或債務證券中，概無擁有依據披露權益條例第29條於本公司予以保存之登記名冊內記錄，或是根據上市公司董事進行證券交易的標準守則已通知本公司及聯交所之任何其他權益。

Substantial Shareholders

As at 31 December 2001, the interests of substantial shareholders, other than the Directors of the Company, in the equity securities of the Company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance are as follows:

主要股東

於二零零一年十二月三十一日，根據披露權益條例第16(1)條須予保存之登記名冊內記錄主要股東（本公司董事除外）於本公司股本證券之權益如下：

Name	*Number of Shares of the Company 本公司之股份數目*	*名稱*
CITIC Beijing	632,066,285	中信北京
CITIC HK	632,066,285	中信香港
Heedon Corporation	498,424,285	Heedon Corporation
Honpville Corporation	310,988,221	Honpville Corporation
Rockhampton Investments Limited	292,000,000	Rockhampton Investments Limited
Bloomfield Enterprises Corp	292,000,000	Bloomfield Enterprises Corp
Earnplex Corporation	292,000,000	Earnplex Corporation

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies by virtue of section 8(2) of the SDI Ordinance as follows:

按披露權益條例第8(2)條，中信香港透過下列全資附屬公司間接成為本公司之主要股東：

Name of Subsidiary Companies of CITIC HK	*Number of Shares of HK$0.40 each 每股面值港幣0.40元之股份數目*	*中信香港之附屬公司名稱*
Affluence Limited	43,266,000	Affluence Limited
Winton Corp	30,718,000	Winton Corp
Westminster Investment Inc	101,960,000	Westminster Investment Inc
Jetway Corp	22,500,000	Jetway Corp
Cordia Corporation	32,258,064	Cordia Corporation
Honpville Corporation	310,988,221	Honpville Corporation
Hainsworth Limited	80,376,000	Hainsworth Limited
Southpoint Enterprises Inc	10,000,000	Southpoint Enterprises Inc

Each of Affluence Limited, Winton Corp, Westminster Investment Inc, Jetway Corp, Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Beijing is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp, Westminster Investment Inc, Jetway Corp, Kotron Company Ltd and Honpville Corporation and Kotron Company Ltd is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Beijing in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Rockhampton Investments Limited is a wholly owned subsidiary company of Bloomfield Enterprises Corp, which in turn is a wholly owned subsidiary company of Earnplex Corporation. Accordingly, the interests of Earnplex Corporation duplicate the interests in the Company of its direct and indirect subsidiary companies as described above. Mr Larry Yung Chi Kin is the owner of the entire issued share capital of Earnplex Corporation. The interests in the Company of Rockhampton Investments Limited represent part of the corporate interests of Mr Larry Yung Chi Kin as mentioned in the above section of "Directors' Interests in Securities of the Company".

Affluence Limited、Winton Corp、Westminster Investment Inc、Jetway Corp、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中信北京為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp、Westminster Investment Inc、Jetway Corp、Kotron Company Ltd及Honpville Corporation之直接控股公司，而Kotron Company Ltd為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc之直接控股公司。因此，中信北京於本公司之權益與中信香港於本公司之權益重疊。中信香港於本公司之權益與其上述所有直接及間接擁有之附屬公司於本公司之權益重疊。Heedon Corporation於本公司之權益與其上述所有直接及間接擁有之附屬公司於本公司之權益重疊。Barnsley Investments Limited於本公司之權益與其上述直接擁有之附屬公司於本公司之權益重疊，而Kotron Company Ltd於本公司之權益則與其上述直接擁有之附屬公司於本公司之權益重疊。

Rockhampton Investments Limited乃Bloomfield Enterprises Corp之全資附屬公司，因而亦是Earnplex Corporation之全資附屬公司。因此，Earnplex Corporation於本公司之權益與其上述直接及間接擁有之附屬公司於本公司之權益重疊。榮智健先生乃Earnplex Corporation全部已發行股本之擁有人。Rockhampton Investments Limited於本公司之權益乃上述「董事於本公司證券之權益」一節中所載榮智健先生之法團權益之其中一部份。

Purchase, Sale or Redemption of Shares

During the year ended 31 December 2001, the Company made the following repurchases of its own shares on the Stock Exchange for the purpose of enhancing its earnings per share:

購買、出售或贖回股份

於截至二零零一年十二月三十一日止年度，本公司曾於聯交所購回本身之股份，藉以提高每股盈利，詳情如下：

	Number of Shares Repurchased	Price Per Share 每股作價		Aggregate Price Paid 已付價格總額 HK$ million	
		Highest 最高	Lowest 最低		
Month/Year	購回股份數目	HK$ 港幣元	HK$ 港幣元	港幣百萬元	年／月
September 2001	6,220,000	15.90	13.15	88	二零零一年九月

These repurchased shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against retained profit. An amount equivalent to the nominal value of the shares cancelled of HK$2 million was transferred from retained profit to capital redemption reserve.

該等購回之股份在購回後隨即予以註銷，因此本公司之已發行股本已相應減去該等購回股份之面值。於購回時所須支付之溢價已於保留溢利中扣除，而為數港幣二百萬元，即相等於已註銷股份面值之款項已從保留溢利轉撥至資本贖回儲備。

Save as disclosed above, neither the Company nor its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2001 and the Company has not redeemed any of its shares during the year ended 31 December 2001.

除上文所披露者外，於截至二零零一年十二月三十一日止年度，本公司或其附屬公司概無購買或出售本公司之任何股份，而於截至二零零一年十二月三十一日止年度，本公司亦無贖回其任何股份。

Service Contracts

As at 31 December 2001, there were no service contracts which were not determinable by the employer within one year without payment of compensation (other than statutory compensation) between any company in the Group and any Director proposed for re-election at the forthcoming Annual General Meeting.

服務合約

於二零零一年十二月三十一日，本集團屬下任何公司概無與擬於即將召開之股東週年大會上膺選連任之任何董事簽訂僱主不可於一年內免付賠償（法定賠償除外）而予以終止之服務合約。

Arrangements for Acquisition of Shares or Debentures

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ("the Plan") on 31 May 2000, pursuant to which the Board may invite selected Employees (as defined in the rules of the Plan) to subscribe for options over the Company's shares on payment of HK$1 per acceptance of such invitation. The subscription price is to be determined by the Board and will not be lower than 100% of the average of the closing prices of the Company's shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of grant (which is deemed to be the date of the offer) on which there were dealings in the Company's shares on the Stock Exchange. No such invitation has been made as at 31 December 2001.

購入股份或債券之安排

本公司於二零零零年五月三十一日採納中信泰富股份獎勵計劃二零零零（「該計劃」），據此，董事會可邀請獲挑選之僱員（定義見該計劃細則）認購本公司股份之購股權，惟彼等僱員每接納該項邀請須支付港幣一元。購股權認購價將由董事會釐定，金額不會低於本公司股份於緊接授出日（即要約日）之前本公司股份在聯交所錄得成交個案之五個交易日之平均收市價（以聯交所之每日成交報價表所載為準）之100%。截至二零零一年十二月三十一日止，本公司並無作出有關邀請。

Save as aforesaid, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

除上述者外，本公司或其任何附屬公司於本年度內概無參與任可安排，使本公司之董事可藉購買本公司或任何其他法人團體之股份或債券而獲得利益。

Other Matters

The "Subsequent Events" as set out in note 29 to the accounts on pages 105 to 106 may be material for the appreciation of the state of the Company's affairs by its members.

其他事項

第105至106頁所載賬目附註29之「結算日後事項」對股東瞭解本公司之業務狀況可能頗為重要。

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

核數師

本年度之賬目已由羅兵咸永道會計師事務所審核。該會計師事務所將依章告退，惟彼等合符資格，願意膺聘連任。

Corporate Governance

During the year, the Company was in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange.

公司管治

於該年內，本公司已遵守聯交所證券上市規則所載之最佳應用守則。

By Order of the Board,
Larry Yung Chi Kin
Chairman
Hong Kong, 14 March 2002

承董事會命
榮智健
主席
香港，二零零二年三月十四日

for the year ended 31 December 2001 截至二零零一年十二月三十一日止年度

in HK$ million	Note 附註	2001	2000	以港幣百萬元計算
Turnover	2	17,251	16,044	營業額
Profit from Consolidated Activities	3	2,132	2,481	綜合業務溢利
Share of Profits less Losses of Associated Companies	5	947	1,764	所佔聯營公司溢利減虧損
Net Finance Charges	4	(504)	(614)	財務支出淨額
Profit before Taxation		2,575	3,631	除稅前溢利
Taxation	6	(306)	(229)	稅項
Profit for the Year		2,269	3,402	年內溢利
Minority Interests		(159)	(111)	少數股東權益
Profit Attributable to Shareholders	7	2,110	3,291	股東應佔溢利
Dividends	8	(1,753)	(1,871)	股息
Transfer to Reserves	22	(6)	(4)	撥入儲備
Earnings per Share (HK$)	9	0.96	1.49	每股盈利（港幣元）

Consolidated Balance Sheet 綜合資產負債表

as at 31 December 2001 二零零一年十二月三十一日止結算

in HK$ million	Note 附註	2001	2000	以港幣百萬元計算
Fixed Assets	12	14,702	13,433	**固定資產**
Associated Companies	14	25,027	25,434	**聯營公司**
Investments	16	8,449	9,479	**投資**
Goodwill	15	353	–	**商譽**
Current Assets				**流動資產**
Amount due from a substantial shareholder	17	-	567	主要股東欠負金額
Properties held for sale	12	345	341	待售物業
Inventories	18	1,799	1,521	存貨
Listed investment		2,189	3,144	上市投資
Debtors, accounts receivable, deposits and prepayments	19	3,330	2,613	應收賬項、應收賬款、按金及預付款項
Cash and bank deposits		4,631	5,201	現金及銀行存款
		12,294	13,387	
Current Liabilities				**流動負債**
Bank loans, other loans and overdrafts				銀行貸款、其他貸款及透支
– secured		72	261	－有抵押
– unsecured		2,158	2,491	－無抵押
Creditors, accounts payable, deposits and accruals	20	2,423	2,487	應付賬項、應付賬款、按金及應付款項
Provision for taxation		141	119	稅項準備
		4,794	5,358	
Net Current Assets		7,500	8,029	**淨流動資產**
Total Assets less Current Liabilities		56,031	56,375	**總資產減流動負債**
Long Term Borrowings	23	(12,409)	(12,957)	**長期借款**
Deferred Taxation	24	(215)	(237)	**遞延稅項**
	25	43,407	43,181	
Financed by:				資金來源：
Share Capital	21	876	878	**股本**
Reserves	22	39,447	38,999	**儲備**
Proposed Dividend		1,314	1,427	**建議股息**
Shareholders' Funds		41,637	41,304	**股東資金**
Minority Interests		1,770	1,877	**少數股東權益**
		43,407	43,181	

Larry Yung Chi Kin *Director* 榮智健 *董事*

Henry Fan Hung Ling *Director* 范鴻齡 *董事*

in HK$ million	Note 附註	2001	2000	以港幣百萬元計算
Fixed Assets	12	58	54	**固定資產**
Subsidiary Companies	13	40,995	42,384	**附屬公司**
Associated Companies	14	2,801	3,452	**聯營公司**
Current Assets				**流動資產**
Debtors, accounts receivable, deposits and prepayments	19	118	140	應收賬項、應收賬款、按金及預付款項
Cash and bank deposits		2,926	3,596	現金及銀行存款
		3,044	3,736	
Current Liabilities				**流動負債**
Bank loans, other loans and overdrafts – unsecured		701	–	銀行貸款、其他貸款及透支－無抵押
Creditors, accounts payable, deposits and accruals	20	68	143	應付賬項、應付賬款、按金及應付款項
		769	143	
Net Current Assets		2,275	3,593	**淨流動資產**
Total Assets less Current Liabilities		46,129	49,483	**總資產減流動負債**
Long Term Borrowings	23	(8,051)	(11,633)	**長期借款**
		38,078	37,850	
Financed by:				資金來源：
Share Capital	21	876	878	**股本**
Reserves	22	35,888	35,545	**儲備**
Proposed Dividend		1,314	1,427	**建議股息**
Shareholders' Funds		38,078	37,850	**股東資金**

Larry Yung Chi Kin *Director* **榮智健** *董事*

Henry Fan Hung Ling *Director* **范鴻齡** *董事*

Consolidated Cash Flow Statement 綜合現金流量表

for the year ended 31 December 2001 截至二零零一年十二月三十一日止年度

in HK$ million	2001	2000	以港幣百萬元計算
Cash Flows from Operating Activities			**經營業務之現金流量**
Profit from Consolidated Activities after Net Finance Charges	1,628	1,867	**扣除財務支出淨額後之綜合業務溢利**
Net interest expense	449	568	利息開支淨額
Income from investments	(1,509)	(1,700)	來自投資收益
Depreciation and amortisation	493	452	折舊及攤銷
Amortisation of goodwill	11	–	商譽攤銷
Loss on disposal of fixed assets	36	3	出售固定資產之虧損
Impairment loss of fixed assets	75	–	固定資產之減值虧損
Profit on disposal of investment properties	(2)	–	出售投資物業之溢利
Net loss/(gain) from investments	154	(111)	來自投資之淨虧損／(收益)
Provision for diminution in value of unlisted investments	–	1	非上市投資減值準備
Operating Profit before Working Capital Changes	1,335	1,080	**未計營運資金變動之經營溢利**
Increase in inventories	(33)	(96)	存貨增加
Decrease/(increase) in debtors, accounts receivable, deposits and prepayments	311	(290)	應收賬項、應收賬款、按金及預付款項減少／(增加)
(Decrease)/increase in creditors, accounts payable, deposits and accruals	(443)	326	應付賬項、應付賬款、按金及應付款項(減少)／增加
Effect of foreign exchange rates	(40)	28	外幣滙率影響
Cash Generated from Operations	1,130	1,048	**經營業務產生之現金**
Interest received	248	617	已收利息
Interest paid	(973)	(1,380)	已付利息
Income taxes paid	(154)	(120)	已付所得税
Net Cash from Operating Activities	251	165	**經營業務之現金淨額**
Cash Flows from Investing Activities			**投資業務之現金流量**
Purchase of subsidiary companies (net of cash and cash equivalents acquired) (note a)	(594)	(1,611)	購入附屬公司(扣除所得現金及等同現金)(附註a)
Purchase of additional interests in a subsidiary company	(319)	(61)	購入附屬公司權益之增加
Purchase of fixed assets	(1,839)	(1,639)	購入固定資產
Investment in associated companies	–	(1,131)	於聯營公司之投資
Increase in investments	(152)	(248)	投資之增加
Proceeds on disposal of fixed assets	41	34	出售固定資產所得
Proceeds on disposal of interest in an associated company	2	20	出售聯營公司之權益所得
Proceeds on disposal of investments	1,246	1,770	出售投資所得
Decrease/(increase) in amount due from a substantial shareholder	567	(567)	主要股東欠負金額之減少／(增加)
Decrease in amount due to a previous shareholder of a subsidiary company	–	(45)	欠附屬公司前股東金額之減少
Decrease/(increase) in loans to associated companies	961	(685)	借予聯營公司之貸款減少／(增加)
Dividend income from associated companies	762	738	從聯營公司之股息收入
Income from investments	1,507	1,562	從各項投資所得收益
Net Cash from/(used in) Investing Activities	2,182	(1,863)	**來自／(用於)投資業務之現金淨額**

in HK$ million	2001	2000	以港幣百萬元計算
Cash Flows from Financing Activities			**來自融資之現金流量**
Repurchase of shares	(88)	(1,004)	購回股份
Issue of shares	-	4,038	發行股份
Expenses on issue of shares	-	(97)	發行股份費用
New borrowings	6,784	626	新借款項
Repayment of loans	(8,271)	(4,053)	償還貸款
Increase in minority interests	28	443	少數股東權益之增加
Dividends paid	(1,866)	(1,668)	已派股息
Net Cash used in Financing Activities	(3,413)	(1,715)	**用於融資之現金淨額**
Net Decrease in Cash and Cash Equivalents	(980)	(3,413)	**現金及等同現金之減少淨額**
Cash and Cash Equivalents at 1 January	4,127	7,543	**於一月一日之現金及等同現金**
Effect of Foreign Exchange Rate Changes	(7)	(3)	**外幣滙率變動之影響**
Cash and Cash Equivalents at 31 December	3,140	4,127	**於十二月三十一日之現金及等同現金**
Analysis of the Balances of Cash and Cash Equivalents			**現金及等同現金結存之分析**
Cash and bank deposits	4,631	5,201	現金及銀行存款
Bank loans, other loans and overdrafts (note b)	(1,491)	(1,074)	銀行貸款、其他貸款及透支（附註b）
	3,140	4,127	

a Purchase of subsidiary companies a 購入附屬公司

in HK$ *million*	2001	2000	以港幣百萬元計算
Net assets acquired			**收購淨資產**
Fixed assets	52	59	固定資產
Investments	1	–	投資
Inventories	242	118	存貨
Accounts receivable and prepayments	372	143	應收賬款及預付款項
Cash and bank deposits	16	17	現金及銀行存款
Bank overdrafts	(9)	(7)	銀行透支
Creditors and accrued charges	(359)	(202)	應付賬項及應付款項
Deferred taxation	(4)	(1)	遞延稅項
Minority interests	(1)	(2)	少數股東權益
	310	125	
Less: Interest in associated companies	–	(4)	減：聯營公司之權益
Goodwill	364	1,500	商譽
	674	1,621	
Satisfied by:			支付方式：
Cash	601	1,621	現金
Accounts payable	73	–	應付賬款
	674	1,621	

Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiary companies

有關購入附屬公司之現金及等同現金流出淨額之分析

in HK$ *million*	2001	2000	以港幣百萬元計算
Cash consideration	601	1,621	現金作價
Cash and bank deposits acquired	(16)	(17)	購入之現金及銀行存款
Bank overdrafts acquired	9	7	購入之銀行透支
	594	1,611	

b Reconciliation of the balance of cash and cash equivalents in respect of bank loans, other loans and overdrafts

b 有關銀行貸款、其他貸款及透支之現金與等同現金結存之對賬

in HK$ *million*	2001	2000	以港幣百萬元計算
Bank loans, other loans and overdrafts	2,230	2,752	銀行貸款、其他貸款及透支
Bank loans, other loans and overdrafts over three months to maturity	(739)	(1,678)	三個月後期滿之銀行貸款、其他貸款及透支
Bank loans, other loans and overdrafts within three months to maturity	1,491	1,074	三個月內到期之銀行貸款、其他貸款及透支

for the year ended 31 December 2001 截至二零零一年十二月三十一日止年度

in HK$ million	Note 附註	2001	2000	以港幣百萬元計算
At 1 January		41,178	38,178	一月一日
Prior Year Adjustments	22	126	62	上年度調整
As restated		41,304	38,240	重列
Goodwill on Consolidation Written Off		-	(1,779)	綜合賬目產生之商譽撇銷
Share of Reserves of Associated Companies		339	528	所佔聯營公司儲備
(Deficit)/Surplus on Revaluation of Properties		(157)	211	物業重估產生之（虧絀）／盈餘
Exchange Translation Differences		(3)	4	外幣換算差額
Reserves Released		(2)	(460)	儲備回撥
Net Gains/(Losses) Not Recognised in the Consolidated Profit and Loss Account		177	(1,496)	未於綜合損益賬確認之收益／（虧損）淨額
Profit Attributable to Shareholders		2,110	3,291	股東應佔溢利
Dividends	8	(1,866)	(1,668)	股息
Issues of Shares, Net of Expenses		-	3,941	發行股份減費用
Repurchase of Shares		(88)	(1,004)	購回股份
At 31 December		41,637	41,304	十二月三十一日
Representing:				代表：
At 31 December after Proposed Final Dividend		40,323	39,877	十二月三十一日已計入建議末期股息
Proposed Final Dividend	8	1,314	1,427	建議末期股息
		41,637	41,304	

1 Significant Accounting Policies

a BASIS OF PREPARATION

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The recognition of exchange differences on certain long-term liabilities in CITIC Pacific's associated company Cathay Pacific Airways Limited ("Cathay Pacific") does not comply with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 11 but does comply with International Accounting Standards ("IAS") and Cathay Pacific's policy is explained in accounting policy Note 1p below.

The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and listed investments not held for long term as explained in the accounting policies set out below.

The Group adopted new or revised SSAPs which became effective for the current financial year and has chosen to adopt early Statement of Changes in Equity required in SSAP No. 1 (revised) "Presentation of Financial Statements" and SSAP No. 15 (revised) "Cash Flow Statements". The changes to the accounting policies and their financial impacts are set out in the respective accounting policy below.

b BASIS OF CONSOLIDATION

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

c GOODWILL

Positive goodwill arising on acquisition of subsidiary companies and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

– for acquisitions before 1 January 2001, positive goodwill is written off to reserves in the year of acquisition or amortised over a period no longer than its useful life to the Group.

– for acquisitions on or after 1 January 2001, positive goodwill is amortised on a straight line basis over its estimated useful life not exceeding 20 years.

1 主要會計政策

a 編製準則

本賬目已按照香港普遍採納之會計原則編製，並符合香港會計師公會公佈之會計準則。中信泰富之聯營公司國泰航空有限公司（「國泰航空」）若干長期負債之滙兑差額並無符合香港會計實務準則（「香港會計準則」）第十一號，惟已符合國際會計準則（「國際會計準則」），國泰航空之政策闡釋載於下文會計政策附註 1p 段。

本賬目乃根據實際成本編製及因應重估投資物業及並非長期持有之上市投資而作出修訂。有關闡釋載於下文之會計政策內。

本集團採納於本財政年度生效之嶄新或經修訂之香港會計準則，並選擇提早採納香港會計準則第一號（經修訂）「財務報告之呈報」所規定之權益變動表及第十五號（經修訂）「現金流量表」。有關會計政策上之轉變及其財務影響分別載於下文之會計政策。

b 綜合賬目之準則

綜合賬目乃綜合本公司及其全部附屬公司截至結算日止之賬目。於本年度收購或出售之附屬公司之業績分別由其收購之生效日期起計或計至其出售之生效日期為止。

c 商譽

因收購附屬公司及聯營公司而產生之正商譽為其收購成本超出本集團應佔所收購可辨認資產及負債之公平價值之數額。

– 就二零零一年一月一日之前所進行之收購而言，正商譽乃於收購年度在儲備內撇銷，或按其對本集團之估計可使用年期攤銷。

– 就二零零一年一月一日或之後所進行之收購而言，正商譽乃按其不超過二十年之估計可使用年期以直線法攤銷。

1 Significant Accounting Policies *continued*

Negative goodwill arising on acquisition of subsidiary companies and associated companies represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition.

– for acquisitions before 1 January 2001, negative goodwill is credited to the capital reserve.

– for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair value of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

Positive goodwill is stated in the consolidated balance sheet as a separate asset or included within associated companies at cost less accumulated amortisation and impairment losses (see Note 1n). Negative goodwill not yet recognised in the consolidated profit and loss account is shown as a deduction from positive goodwill.

The Group has adopted the transitional provision of SSAP No. 30 that goodwill previously included in reserves need not be restated.

The transitional provision of SSAP No. 29 requires intangible assets of HK$3,610 million previously included in the investment in associated companies, which do not meet the new definition and recognition criteria of intangible assets, to be re-classified as goodwill subject to amortisation over a maximum of 20 years. As a result, the Group's opening retained profits as at 1 January 2000 and 2001 are reduced by HK$1,064 million and HK$1,239 million respectively (see Note 22a), and the Group's profit for the year ended 31 December 2000 is reduced by HK$175 million.

Furthermore, goodwill of HK$1,457 million (see Note 22a) previously written off to reserves is now reclassified to retained profits under the transitional provision of SSAP No. 30 as the amount is considered impaired because it has no unexpired useful life. This has no effect on the shareholders' funds.

1 主要會計政策 *續*

因收購附屬公司及聯營公司而產生之負商譽為本集團應佔所收購可辨認資產及負債之公平價值超出其收購成本之數額。

– 就二零零一年一月一日之前所進行之收購而言，負商譽均撥入資本儲備內。

– 就二零零一年一月一日或之後所進行之收購而言，倘負商譽涉及預計將於未來出現之虧損及支出（此等虧損及支出均在收購計劃中確定，並能可靠地衡量），則是項商譽須於確認日後出現之虧損及支出時在綜合損益賬中確認。任何剩餘之負商譽（但不超過所收購非貨幣資產之公平價值）乃於該等可予折舊或可予攤銷之非貨幣資產之加權平均可用年期內在綜合損益賬上確認。超出所收購非貨幣資產公平價值之負商譽均即時在綜合損益賬上確認。

正商譽乃按成本減累積攤銷及減值虧損以獨立資產形式列入綜合資產負債表或撥入聯營公司項下（見附註1n）。尚未在綜合損益賬確認之負商譽乃以正商譽之扣減形式顯示。

本集團已採納香港會計準則第三十號之過渡性條文：即以往列入儲備之商譽毋須重新列賬。

香港會計準則第二十九號之過渡性條文規定，以往列入聯營公司投資為數港幣三十六億一千萬元之無形資產（不符合無形資產之新定義及確認標準）須重新歸類為商譽，最多分二十年攤銷。因此，本集團於二零零零年及二零零一年一月一日之保留溢利分別減少港幣十億六千四百萬元及港幣十二億三千九百萬元（見附註22a），而本集團截至二零零零年十二月三十一日止年度之溢利則減少港幣一億七千五百萬元。

此外，過往在儲備撇銷之商譽港幣十四億五千七百萬元（見附註22a）由於並無剩餘可用年期而被視為減值，現已根據香港會計準則第三十號之過渡性條文重新歸類為保留溢利，但對股東資金並無任何影響。

d SUBSIDIARY COMPANIES

Investments in subsidiary companies are carried at cost less impairment losses.

d 附屬公司

於附屬公司之投資乃以成本減去減值虧損入賬。

e ASSOCIATED COMPANIES

Associated companies are companies, other than subsidiary companies, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by amortisation and impairment losses of goodwill, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

e 聯營公司

聯營公司乃指除附屬公司外，由本集團長期持有不多於百分之五十股權，而又能對其管理運用顯著影響力之公司。

綜合損益賬包括本集團在該年度所佔聯營公司之業績，並就商譽之攤銷及減值虧損作出調整（如有者）。綜合資產負債表內包括本集團所佔聯營公司之資產淨值，及已包括於收購日所佔其資產淨值之公平價值。

在本公司資產負債表內聯營公司之投資以成本減去減值虧損入賬。聯營公司之業績則以已收及應收股息計算在本公司之內。

f DEPRECIATION

All fixed assets except investment properties, properties held for development and construction in progress are carried at cost less accumulated depreciation and accumulated impairment losses.

Changes in the value of investment properties reflecting market conditions, depreciation and other factors are incorporated in the annual accounts on the basis set out in note 1g.

Freehold land is not amortised. Leasehold land is depreciated over the remaining portion of the relevant lease.

Amortisation of vehicular tunnel (including land and buildings) is provided for over the franchise period on the basis of a sinking fund calculation whereby annual amounts compounded at the rate of 7% per annum will equal the net cost of the tunnel.

f 折舊

除投資物業、待發展之物業及在建工程外，所有固定資產均以成本減去累積折舊及累積減值虧損入賬。

反映物業市道、折舊及其他因素之投資物業價值之變化皆按附註1g所述基準編入年度賬目。

永久業權之土地不作攤銷。租約土地按有關租約之餘期折舊。

行車隧道（包括土地及樓宇）於經營期內的攤銷是以償還基金方式計算，因此以年利率7%複利計算，其總額將等於隧道的成本淨額。

1 **Significant accounting policies** *continued*

Other fixed assets are depreciated at rates sufficient to write off their cost or valuation, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

– Buildings	2%-4% or the remaining lease period of the land
– Other fixed assets, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, plant and machinery, furniture, fixtures and equipment	10%-25%

1 **主要會計政策** *續*

其他固定資產用直線法在估計使用年期內足以撇銷其成本或估值（扣除減值虧損）之折舊率折舊，年率如下：

– 樓宇：	2%-4% 或該土地之租約餘期
– 其他固定資產，包括電訊設備、交通設備、貨運駁船、電腦裝備、汽車、機器、傢俬、裝置及設備：	10%-25%

g INVESTMENT PROPERTIES

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than twenty years are valued at intervals of not more than three years by independent valuers; in each of the intervening years, valuations are undertaken by professionally qualified personnel. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment property revaluation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are charged to operating profit.

Investment properties held on leases with unexpired periods of twenty years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment property revaluation reserve to the profit and loss account.

g **投資物業**

投資物業乃指建築及發展工程皆已完成而因有投資潛質而持有之土地及樓宇權益。

凡未屆滿租約之投資物業而租期超過二十年者，每隔不超過三年須由獨立估值師估值；在期間之每一年度皆由具有專業資格之人員進行估值。估值乃按各項物業之公開市值基準進行，土地與樓宇並無分開評估其價值。各項估值列入年度賬目內。估值之增值列入投資物業重估儲備，減值則先按整體為準以較早估值之增值抵銷，然後在經營溢利中扣除。

凡未屆滿租約之投資物業而租期為二十年或短於二十年者，則按租約餘期加以折舊。

待出售投資物業後，過往估值之重估儲備已變現之有關部份，會由投資物業重估儲備撥回損益賬。

h PROPERTIES HELD FOR DEVELOPMENT

Properties held for development consist of investments in land for future development and buildings under construction and properties under development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. The investments are stated at cost less any accumulated impairment losses.

h **待發展物業**

待發展物業包括留待日後發展之土地、建築中之樓宇及於發展中惟未決定是否保留作投資用途或出售以賺取收入之物業。此等投資以成本減去任何累積減值虧損入賬。

i CAPITALISATION OF DEVELOPMENT COSTS

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

j REVENUE RECOGNITION

(i) Motor vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

(ii) Sales of properties under development and properties held for sale

Income from sales of properties under development is recognised when the properties developed for sale are sold in advance of completion and the outcome of projects can be ascertained with reasonable certainty by reference to the construction progress. Profit is recognised over the course of the development and is computed in each year as a proportion of the total estimated profit of the development. The proportion used is calculated by reference to the proportion of construction costs incurred to date to the estimated total construction costs to completion of the development and the extent of the sales proceeds received, after taking into account due allowance for contingencies.

Income from properties held for sale is recognised at the date when sale agreement is signed.

(iii) Income from co-operative joint venture

Where the Group has been guaranteed a minimum rate of return on its investment in co-operative joint ventures, income is accrued at the minimum rate of return, and any return in excess of the minimum is recognised in the year in which it is received, or becomes receivable.

i 撥作發展成本之支出

物業發展支出包括利息及專業費用，皆撥作發展成本。

需要長時間籌備方能擬作使用或出售之發展中資產所產生之借貸成本，皆撥作發展中資產之賬面值。

發展中資產所借貸資金之資本化比率乃根據本集團之借貸成本所釐定。

其他借貸成本皆於該期內之損益賬支銷。

j 收益認算

(i) 汽車

來自汽車銷售之收益乃於簽發登記文件或將車輛付運時（以較早為準）及當顧客接收該貨品及有關之風險和擁有權時入賬。收益扣除任何政府稅項及減去任何貿易折扣。

(ii) 出售發展中物業及待售物業

來自出售發展中物業之收益乃於發展供出售之物業在竣工前售出及工程項目之結果可按照建築工程進度合理地確認時入賬。溢利在該項發展期間內每年以該項發展之估計溢利總額按比例入賬。所用之比例經計入或然事項之適當準備後，參照於結算日已支出之建築成本與該項發展竣工之估計總建築成本之比例及已收銷售所得款項計算。

來自待售物業之收益於簽訂買賣合約日期時入賬。

(iii) 來自合作合營公司之收益

就本集團已獲最低回報率保證之合作合營公司權益而言，收益應以最低回報率計算。任何超逾最低回報率之收益，均於該年度作已收款項或應收款項入賬。

1 Significant accounting policies *continued*

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

(iv) Other goods
Revenue arising from the sale of other goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

(v) Rendering of services
Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

(vi) Revenue from the provision of telecommunications services is recognised upon delivery of the services.

(vii) Dividend income
Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are no longer recognised as revenue at the balance sheet date but on the date when the right to receive is established. As a result, the Group's opening retained profits as at 1 January 2000 and 2001 are reduced by HK$98 million and HK$62 million respectively, the Group's profit for the year ended 31 December 2000 is increased by HK$36 million and accounts receivable as at 31 December 2000 is reduced by HK$62 million (see note 22a). The investment in associated companies as at 31 December 2000 is increased and accounts receivable is decreased by HK$387 million.

The Company's opening retained profits as at 1 January 2000 and 2001 are reduced by HK$19 million and HK$32 million respectively. The Company's profit for the year ended 31 December 2000 and accounts receivables as at 31 December 2000 are reduced by HK$13 million (see note 22b).

1 主要會計政策 *續*

其他來自合作合營公司所得之收入或股息，均於收取之權利確定時入賬。

出售合作合營公司之收益於簽訂買賣合約日期時入賬。

(iv) 其他貨品
來自貨品銷售之收益乃於交貨予顧客時入賬。收益經已扣除任何貿易折扣。

(v) 提供服務
佣金收入及提供維修服務之收入乃分別於有關貨物售予顧客及有關工作完成時入賬。

(vi) 來自電訊服務之收益乃於提供服務予顧客時入賬。

(vii) 股息收入
股息收入乃於收取股息之權利確定時入賬。

本集團參與投資之公司於其結算日後建議或宣派之股息均不再確認為於結算日之收入，改為於確立收取股息權利之日期予以確認。因此，本集團於二零零零年及二零零一年一月一日之保留溢利分別減少港幣九千八百萬元及港幣六千二百萬元。本集團截至二零零零年十二月三十一日止年度之溢利增加港幣三千六百萬元，而於二零零零年十二月三十一日之應收賬款則減少港幣六千二百萬元（見附註22a）。於二零零零年十二月三十一日之聯營公司投資增加及應收賬款減少港幣三億八千七百萬元。

本公司於二零零零年及二零零一年一月一日之期初保留溢利分別減少港幣一千九百萬元及港幣三千二百萬元。本公司截至二零零零年十二月三十一日止年度之溢利及於二零零零年十二月三十一日之應收賬款均減少港幣一千三百萬元（見附註22b）。

k PROPERTIES HELD FOR SALE

Properties held for sale are classified under current assets and are stated at the lower of cost and net realisable value.

k 待售物業

待售物業歸入流動資產一類，並以成本值及可變現淨值之較低者入賬。

l INVESTMENTS

Co-operative joint ventures in the People's Republic of China are stated at cost (net of capital repayment) less impairment losses or where appropriate, amortised over a period no longer than its estimated useful life to the Group.

Interest in other listed and unlisted investments held for the long term are stated at cost less impairment losses. The carrying amounts of individual listed investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities should be reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

Interest in other listed investments not held for the long term are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of such investments are recognised in the profit and loss account. Profits or losses on disposal of such investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

l 投資

於中華人民共和國之合作合營公司以成本（扣除資本歸還額）減去減值虧損入賬或（如有者）按不超過本集團估計可使用之年期而予以攤銷。

其他長期持有之上市及非上市投資之權益，乃以成本減去減值虧損入賬。於結算日個別上市投資之賬面值會作出檢討以評估其公平價值是否低於賬面值。倘跌值非屬暫時性質，該等證券之賬面值將須減低至其公平價值。減少之金額會列入損益賬內之支出項目下。

其他非長期持有之上市投資之權益乃按其公平價值入賬。於結算日，因該等投資之公平價值有所變動而產生之未變現損益淨額已在損益賬中確認。出售該等投資之損益為銷售所得款項淨額與賬面值之差額，會於出現時在損益賬中確認。

m OPERATING LEASES

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

m 營業租約

資產擁有權之全部利益及風險實際上仍保留於出租公司之租約，列為營業租約處理。營業租約之應付及應收租金按各租期以直線法計算。

n IMPAIRMENT OF ASSETS

The Group reviews the carrying amounts of assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

n 資產減值

本集團在發生若干事件或情況有所轉變而致某項資產之賬面值可能無法收回時檢討資產（包括商譽）之賬面值以確定是否存在減值。倘有關資產被視作出現減值，將予確認之減值乃根據該等資產之賬面值超出可收回金額而釐定。

1 Significant accounting policies *continued*

o INVENTORIES

Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is determined by reference to the sale proceeds of items sold in the ordinary course of business after the balance sheet date, and in other cases, to management's estimates based on prevailing market conditions and net replacement costs.

p FOREIGN CURRENCIES

The accounts of subsidiary companies and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising are dealt with as a movement in reserves.

Transactions arising in foreign currencies during the year are translated into Hong Kong dollars at rates ruling at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into Hong Kong dollars at market rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account with the following exception:

Cathay Pacific prepares its accounts on the basis that borrowings and leasing obligations relating to aircraft and related equipment are so arranged that repayments are covered by the anticipated future operating cash flows in the related currencies in order to reduce exposure to exchange rate fluctuations. Any unrealised exchange differences on these borrowings, leasing obligations and currency derivatives, and on related security deposits in Cathay Pacific's balance sheet, are recognised directly in equity via the Statement of Recognised Gains and Losses. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss. As mentioned in note 1a this complies with IAS but does not comply with SSAP No. 11 which would have required the exchange differences to pass through the profit and loss account. The directors of Cathay Pacific consider the adopted treatment gives the accounts a true and fair view and the auditors of Cathay Pacific agree.

q DEFERRED TAXATION

Deferred taxation is accounted for at the current tax rate in respect of material timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability and/or asset is expected to be payable or receivable in the foreseeable future.

1 主要會計政策 *續*

o 存貨

存貨主要包括汽車、零件、電器用品、食品、貿易項目及鋼鐵，乃以成本值及可變現淨值之較低者入賬。成本指購置之實質成本，並適當地以先進先出法、個別鑑定法或加權平均法計算。可變現淨值乃參照結算日後日常業務往來出售貨品所得銷售收入計算，而在其他情況下，則參照管理層根據現行市場情況及重置成本淨值所作估計計算。

p 外幣

附屬公司及聯營公司賬目而以外幣結算者概按結算日之滙率換算。所引致之滙兑盈虧已包括於儲備之變動內。

年內以外幣為單位之各項交易均按照交易日之滙率換算為港幣，以外幣為單位之貨幣資產及負債則按結算日之市場滙率換算為港幣。因此而引致之滙兑盈虧已包括於損益賬內；但下述者除外：

國泰航空於編製賬目時，為減少未來營業現金流量受滙率波動影響之風險，將對其飛機及相關設備之外幣借款及租賃責任作出安排，致使預期之營業現金流量足以還款。此等借款、租賃責任、貨幣衍生工具及在國泰航空之資產負債表內相關抵押存款之任何未實現滙兑差額，會透過已確認損益報表直接計入儲備。該等滙兑差額將作為收益調整，在同期或對沖交易影響淨損益時包括在損益賬內。按照附註1a段所述，以上入賬法乃符合國際會計準則之規定，惟並不符合香港會計準則第十一號之規定。根據該規定，此等滙兑差額應計入損益賬中。國泰航空董事認為，所採取之入賬法能真實公平反映賬目，而該入賬法亦獲國泰航空之核數師同意。

q 遞延税項

遞延税項乃以在可預見將來預料應付或應收之負債及／或資產為計入準則，為按課税目的而計算之溢利與賬目中所載溢利之間之重大時差而以現行税率計算。

2 Turnover

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in note 32 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

2 營業額

本公司之主要業務為持有其附屬公司，而其附屬公司之主要業務載於本賬目附註32。

本集團之營業額包括向顧客供應貨品（如適用，經扣除政府稅項）及提供服務之總發票值、出售投資及物業所得總額、就股息已收及應收之款項、來自合作合營公司之收入、隧道收費、總物業租金，以及貨倉及冷藏倉庫收入如下：

	Group 集團		
in HK$ million	**2001**	2000	*以港幣百萬元計算*
Sales of goods	**11,738**	10,535	貨品銷售
Sale of investment			出售投資
– interest in power generation in Hong Kong	**–**	1,552	–於香港發電業務之權益
Services rendered to customers	**1,253**	679	提供予顧客之服務
Dividend income and income from co-operative joint ventures	**1,509**	1,700	股息收入及合作合營公司收益
Toll income	**520**	508	隧道收費
Others	**2,231**	1,070	其他
	17,251	16,044	

2 Turnover *continued*

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

An analysis of the Group's turnover by business is as follows:

2 營業額 *續*

分類資料乃按本集團之業務及地理區域劃分。選擇以業務分類作為主要之呈報方式，因此舉較切合本集團之內部財務報告程序。

以下為按業務劃分之集團營業額分析：

	Group 集團		*Segment allocations* 分類業務分配		*Segment turnover* 分類業務營業額		
in HK$ million	2001	2000	2001	2000	2001	2000	*以港幣百萬元計算*
Marketing & Distribution							銷售及分銷
Motor vehicles and related services	4,469	4,642	-	-	4,469	4,642	汽車及有關服務
Trading	5,072	4,281	-	-	5,072	4,281	貿易
Power and Civil Infrastructure	2,657	3,762	-	-	2,657	3,762	發電及基礎設施
Property	266	266	125	122	391	388	物業
Industrial Manufacturing	2,859	2,339	-	-	2,859	2,339	工業製造
Communications	806	232	-	-	806	232	信息業
Others	1,122	522	-	-	1,122	522	其他
	17,251	16,044	125	122	17,376	16,166	

An analysis of the Group's turnover by geographical area is as follows:

以下為按地理區域劃分之集團營業額分析：

	Group 集團		
in HK$ million	2001	2000	*以港幣百萬元計算*
Hong Kong	8,598	8,399	香港
Mainland China	7,373	5,896	中國大陸
Japan	443	471	日本
Others	837	1,278	其他
	17,251	16,044	

3 Profit from Consolidated Activities

3 綜合業務溢利

An analysis of the Group's profit from consolidated activities by business is as follows:

以下為按業務劃分之集團綜合業務溢利分析：

in HK$ million	Group 集團 2001	Group 集團 2000	Segment allocations 分類業務分配 2001	Segment allocations 分類業務分配 2000	Segment profit 分類業務溢利 2001	Segment profit 分類業務溢利 2000	*以港幣百萬元計算*
Marketing & Distribution							銷售及分銷
Motor vehicles and related services	255	270	(96)	(96)	159	174	汽車及有關服務
Trading	(62)	12	(29)	(26)	(91)	(14)	貿易
Power and Civil Infrastructure	1,698	1,981	-	-	1,698	1,981	發電及基礎設施
Property	206	189	125	122	331	311	物業
Industrial Manufacturing	221	124	-	-	221	124	工業製造
Communications	155	39	-	-	155	39	信息業
Others	8	167	-	-	8	167	其他
Less: General & Administration Expenses	(349)	(301)	-	-	(349)	(301)	減：一般及行政費用
	2,132	2,481	-	-	2,132	2,481	

in HK$ million	Group 集團 2001	Group 集團 2000	*以港幣百萬元計算*
The profit from consolidated activities is arrived at after crediting:			*綜合業務溢利已計入：*
Dividend income from listed investments	151	288	來自上市投資之股息收入
Dividend income from unlisted investments	308	347	來自非上市投資之股息收入
Rental income from			租金收入
– investment properties			－投資物業
Gross income	210	212	總收益
Less: Direct outgoings	(36)	(63)	減：直接支出
	174	149	
– other operating leases	101	95	－其他營業租約
Unrealised net (loss)/gain from listed investments	(166)	225	上市投資之未變現淨(虧損)／溢利

3 Profit from Consolidated Activities *continued* 3 綜合業務溢利 續

in HK$ million	Group 集團 2001	2000	以港幣百萬元計算
and after charging:			並已扣除：
Cost of sales (note)	12,602	11,877	銷售成本（附註）
– including cost of inventories of HK$9,626 million (2000: HK$8,762 million)			－包括存貨成本港幣九十六億二千六百萬元（二零零零年：港幣八十七億六千二百萬元）
Distribution costs (note)	686	449	分銷成本（附註）
Other operating costs (note)	1,665	1,462	其他營運成本（附註）
Auditors' remuneration	12	10	核數師酬金
Contributions to staff retirement schemes	55	34	僱員退休金計劃供款
Depreciation and amortisation	493	452	折舊及攤銷
Amortisation of goodwill	11	–	商譽攤銷
Impairment loss on other fixed assets	75	–	其他固定資產之減值虧損
Management fee payable to China International Trust & Investment Corporation Hong Kong (Holdings) Limited	2	2	支付予中國國際信托投資（香港集團）有限公司之管理費
Operating lease rentals – land and buildings	124	86	營業租約租金 －土地及樓宇

note:
Included in cost of sales, distribution costs and other operating costs are staff costs of HK$1,250 million (2000: HK$1,078 million)

附註：
包括在銷售成本，分銷成本及其他營運成本內之員工成本為港幣十二億五千萬元（二零零零年：港幣十億七千八百萬元）

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

以下為本集團日後根據不可撤銷之營業租約所應收取之最低租約付款總額：

in HK$ million	Group 集團 2001	2000	以港幣百萬元計算
Within 1 year	174	173	一年內
After 1 year but within 5 years	184	166	一年後但於五年內
After 5 years	7	14	五年後
	365	353	

4 Net Finance Charges

4 財務支出淨額

in HK$ million	Group 集團 2001	2000	以港幣百萬元計算
Interest expense			*利息支出*
Bank loans and overdrafts wholly repayable within five years	588	984	須於五年內全部償還之銀行貸款及透支
Bank loans not wholly repayable within five years	13	64	不須於五年內全部償還之銀行貸款
Other loans wholly repayable within five years	143	212	須於五年內全部償還之其他貸款
Other loans not wholly repayable within five years	156	58	不須於五年內全部償還之其他貸款
	900	1,318	
Less: Amount capitalised	(210)	(161)	減：已撥充資本之款項
	690	1,157	
Interest income	(241)	(589)	*利息收入*
	449	568	
Other finance charges	55	46	*其他財務支出*
	504	614	

5 Share of Profits less Losses of Associated Companies

5 所佔聯營公司溢利減虧損

in HK$ million	Group 集團 2001	2000	以港幣百萬元計算
By business:			*按業務分析：*
Marketing & Distribution			銷售及分銷
Motor vehicles and related services	25	29	汽車及有關服務
Trading	23	21	貿易
Power and Civil Infrastructure	120	87	發電及基礎設施
Aviation	223	1,371	航空
Property	381	196	物業
Communications	175	60	信息業
	947	1,764	

6 Taxation

Hong Kong profits tax has been calculated at the rate of 16% (2000: 16%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

6 稅項

香港利得稅乃以該年內估計應課稅溢利按16%之稅率（二零零零年：16%）計算。海外稅項乃以年內之估計應課稅溢利按集團經營業務之地區之現行稅率計算。

in HK$ million	Group 集團 2001	Group 集團 2000	*以港幣百萬元計算*
Company and subsidiary companies:			*本公司及其附屬公司：*
Hong Kong profits tax	108	97	香港利得稅
Overseas taxation	74	49	海外稅項
Deferred taxation (Note 24)	(16)	(8)	遞延稅項（附註24）
	166	138	
Associated companies:			*聯營公司：*
Hong Kong profits tax	44	36	香港利得稅
Overseas taxation	81	62	海外稅項
Deferred taxation	15	(7)	遞延稅項
	140	91	
	306	229	

7 Profit Attributable to Shareholders

The Group's profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$2,182 million (2000: HK$3,634 million).

7 股東應佔溢利

股東應佔溢利已列入本公司賬目為港幣二十一億八千二百萬元（二零零零年：港幣三十六億三千四百萬元）。

8 Dividends

8 股息

in HK$ million	2001	2000	*以港幣百萬元計算*
2000 Final dividend paid: HK$0.65 (1999: HK$0.55) per share	1,427	1,224	已派發二零零零年末期股息：每股港幣 0.65 元（一九九九年：港幣 0.55 元）
2001 Interim dividend paid: HK$0.20 (2000: HK$0.20) per share	439	444	已派發二零零一年中期股息：每股港幣 0.20 元（二零零零年：港幣 0.20 元）
2001 Final dividend proposed: HK$0.60 (2000: HK$0.65) per share	1,314	1,427	建議二零零一年末期股息：每股港幣 0.60 元（二零零零年：港幣 0.65 元）
	1,753	1,871	
Dividend per share (HK$)	0.80	0.85	每股股息（港幣元）

The Group has adopted SSAP No. 9 (revised) "Events after the Balance Sheet Date" which requires that dividends proposed after the balance sheet date should not be recognised as a liability at the balance sheet date. As a result, the proposed final dividend of the Company for the year 1999 and 2000 of HK$1,224 million and HK$1,427 million respectively which was recorded as a current liability in the accounts is now re-stated as a separate component of the shareholders' funds.

本集團已採納香港會計準則第九號（經修訂）「資產負債表結算日後之事項」，規定於結算日後建議派發之股息不應確認為一項於結算日之負債。因此，本公司於一九九九年及二零零零年之建議末期股息（金額分別為港幣十二億二千四百萬元及港幣十四億二千七百萬元）原以流動負債形式入賬，現已重列為股東資金之一部份。

9 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$2,110 million (2000: HK$3,291 million) and on the weighted average number of 2,194,242,004 shares for the year (2000: 2,204,468,971 shares).

9 每股盈利

每股盈利乃按股東應佔溢利港幣二十一億一千萬元（二零零零年：港幣三十二億九千一百萬元）及年內之股份加權平均數 2,194,242,004 股（二零零零年：2,204,468,971 股）計算。

10 Directors' Emoluments

10 董事酬金

in HK$ *million*	Group 集團 2001	2000	以港幣百萬元計算
Fees	2.0	1.8	袍金
Salaries	15.4	11.2	薪金
Bonuses	66.6	67.3	花紅
	84.0	80.3	

The Directors' emoluments are analysed as follows:

董事酬金分析如下：

	Number of directors 董事人數 2001	2000	
Emoluments Bands			*酬金範圍*
HK$0 – HK$1,000,000	7	8	港幣0元至港幣1,000,000元
HK$1,000,001 – HK$1,500,000	2	2	港幣1,000,001元至港幣1,500,000元
HK$1,500,001 – HK$2,000,000	3	2	港幣1,500,001元至港幣2,000,000元
HK$3,000,001 – HK$3,500,000	1	–	港幣3,000,001元至港幣3,500,000元
HK$3,500,001 – HK$4,000,000	–	1	港幣3,500,001元至港幣4,000,000元
HK$4,500,001 – HK$5,000,000	1	1	港幣4,500,001元至港幣5,000,000元
HK$7,000,001 – HK$7,500,000	–	1	港幣7,000,001元至港幣7,500,000元
HK$9,000,001 – HK$9,500,000	1	–	港幣9,000,001元至港幣9,500,000元
HK$11,000,001 – HK$11,500,000	–	1	港幣11,000,001元至港幣11,500,000元
HK$11,500,001 – HK$12,000,000	1	–	港幣11,500,001元至港幣12,000,000元
HK$13,000,001 – HK$13,500,000	1	1	港幣13,000,001元至港幣13,500,000元
HK$15,000,001 – HK$15,500,000	1	1	港幣15,000,001元至港幣15,500,000元
HK$18,000,001 – HK$18,500,000	1	1	港幣18,000,001元至港幣18,500,000元

Emoluments paid to independent non-executive directors during the year amounted to HK$0.8 million (2000: HK$0.8 million).

本年內，獨立非執行董事之酬金為港幣八十萬元（二零零零年：港幣八十萬元）。

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

本集團於本年度獲最高薪酬之五位人仕皆為董事，而他們的酬金亦已載於以上分析。

11 Retirement Benefits

CITIC Pacific Limited operates two principal schemes to provide retirement benefits for employees of the Group as well as its subsidiary companies and associated companies.

The CITIC Group Retirement Plan ("the Plan") is a defined contribution scheme governed by a Trust Deed. The plan is registered under the Occupational Retirement Schemes Ordinance and is exempted under the Mandatory Provident Fund Schemes Ordinance. The Group has appointed an independent trustee who in turn appoints the investment manager and plan administrator to manage the Plan in accordance with the Trust Deed and Rules. Employees are offered a choice of investments and the trustee issues statements to members of the Plan twice a year.

A CITIC Group Mandatory Provident Fund Scheme ("MPF Scheme") has also been set up in accordance with the stipulations of the Mandatory Provident Fund Schemes Ordinance to offer a choice to employees who opt not to join the Plan. Eligibility of membership of the MPF Scheme is identical to that of the Plan and new employees are offered the choice of joining either the Plan or the MPF Scheme. The MPF Scheme is managed through a master trust offered by an independent service provider.

Contributions to the Plan are in accordance with the Trust Deed and Rules whilst contributions to the MPF Scheme are at rates specified in the terms of the master trust scheme. Assets of the Plan and the MPF Scheme are held separately in funds managed and administered by the respective trustees. Forfeited contributions under the Plan are credited to the accounts of the remaining members of the Plan in proportion to their account balances.

11 退休福利

中信泰富有限公司設有兩項主要計劃，旨在為本集團及其附屬公司與聯營公司之員工提供退休福利。

中信集團退休計劃（「退休計劃」）為一項受信託契約監管之界定供款計劃。退休計劃已根據職業退休計劃條例註冊，並獲得強制性公積金條例之豁免。本集團已委任一獨立信託公司作為退休計劃之信託人，信託人根據信託契約及條例細則管理退休計劃，並已委任有關之投資經理及行政管理人。而員工有數個不同的投資組合可供選擇，他們亦會每年兩次定期收到由信託人發出之退休計劃結單一份。

中信集團強制性公積金計劃（「強積金計劃」）亦已根據強制性公積金計劃條例之規定而設立，為不參與退休計劃之員工提供選擇。參加強積金計劃之成員資格與退休計劃之資格相同，而新聘員工亦可選擇參加退休計劃或強積金計劃。強積金計劃乃透過由獨立服務供應商提供之集成信託加以管理。

退休計劃之供款乃根據信託契約及條例細則釐定，而強積金計劃之供款則按集成信託計劃之條款所指定之比率釐定。退休計劃及強積金計劃之資產由各自之信託人獨立管理。退休計劃所沒收之供款均按其餘下成員之各自結餘按比例分配。

12 Fixed Assets　12 固定資產

a GROUP　a 集團

in HK$ million	Investment properties 投資物業	Self-used properties 自用物業	Properties held for development 待發展之物業	Vehicular tunnel 行車隧道	Others (note ii) 其他 (附註ii)	Total 總額	以港幣百萬元計算
Cost or valuation							*成本或估值*
At 1 January 2001	5,531	3,328	270	1,983	4,543	15,655	二零零一年一月一日
Exchange adjustments	(32)	(8)	-	-	(5)	(45)	兌換調整
Additions	6	12	217	-	1,754	1,989	添置
Disposals	(5)	(27)	-	-	(135)	(167)	出售
Revaluation deficit (Note 22a)	(157)	-	-	-	-	(157)	重估產生之虧絀（附註 22a）
Reclassification	14	(12)	-	-	(2)	-	重新分類
Acquisition of subsidiary companies	-	-	-	-	120	120	收購附屬公司
At 31 December 2001	5,357	3,293	487	1,983	6,275	17,395	二零零一年十二月三十一日
Accumulated depreciation							*累積折舊*
At 1 January 2001	-	490	-	436	1,296	2,222	二零零一年一月一日
Exchange adjustments	-	(2)	-	-	(3)	(5)	兌換調整
Charge for the year	-	59	-	58	306	423	本年度折舊
Impairment loss	-	-	-	-	75	75	減值虧損
Written back on disposals	-	(7)	-	-	(83)	(90)	因出售撥回
Acquisition of subsidiary companies	-	-	-	-	68	68	收購附屬公司
At 31 December 2001	-	540	-	494	1,659	2,693	二零零一年十二月三十一日
Net book value							*賬面淨值*
At 31 December 2001	5,357	2,753	487	1,489	4,616	14,702	二零零一年十二月三十一日
At 31 December 2000	5,531	2,838	270	1,547	3,247	13,433	二零零零年十二月三十一日
The analysis of cost or valuation of the above assets is as follows:							*上述資本之成本或估值分析如下：*
At cost	-	3,293	487	1,983	6,275	12,038	成本
At professional valuation – 2001	5,357	-	-	-	-	5,357	專業估值－二零零一年
	5,357	3,293	487	1,983	6,275	17,395	

note:

(i) Interest capitalised in fixed assets other than investment properties amounts to HK$106 million (2000: HK$35 million).

(ii) Other fixed assets comprise traffic equipment, cargo lighters, computer installations, telecommunications equipment, optical fibre network under construction, motor vehicles, plant and machinery, furniture, fixtures and equipment.

(iii) Optical fibre network under construction is stated at cost, including borrowing cost capitalised.

附註：

(i) 除投資物業外，在固定資產內已撥充資本之利息總額為港幣一億六百萬元（二零零零年：港幣三千五百萬元）。

(ii) 其他固定資產包括交通設備、貨運駁船、電腦裝備、電訊設備、固定光纖網絡在建工程、汽車、機器、傢俬、裝置及設備。

(iii) 固定光纖網絡在建工程乃以成本包括已撥充資本之借貸成本入賬。

	Group 集團		
in HK$ million	2001	2000	以港幣百萬元計算
Analysis of additions by business:			按業務劃分之添置分析：
Marketing & Distribution			銷售及分銷
Motor vehicles and related services	96	86	汽車及有關服務
Trading	127	132	貿易
Power and Civil Infrastructure	3	2	發電及基礎設施
Property	223	17	物業
Industrial Manufacturing	206	273	工業製造
Communications	1,436	1,321	信息業
Others	2	–	其他
Corporate	16	5	企業營運
	2,109	1,836	
Analysis of additions by geographical area:			按地理區域劃分之添置分析：
Hong Kong	374	242	香港
Mainland China	1,709	1,572	中國大陸
Japan & Others	26	22	日本及其他
	2,109	1,836	
Analysis of depreciation by business:			按業務劃分之折舊分析：
Marketing & Distribution			銷售及分銷
Motor vehicles and related services	63	61	汽車及有關服務
Trading	48	41	貿易
Power and Civil Infrastructure	61	57	發電及基礎設施
Property	35	34	物業
Industrial Manufacturing	175	174	工業製造
Communications	29	7	信息業
Others	2	–	其他
Corporate	10	7	企業營運
	423	381	
Analysis of impairment loss by business:			按業務劃分之減值虧損分析：
Marketing & Distribution			銷售及分銷
Trading	75	–	貿易

12 Fixed Assets *continued* 12 固定資產 續

b COMPANY b 公司

in HK$ million	*Motor vehicles, equipment, furniture and fixtures* 汽車、設備、傢俬及裝置	以港幣百萬元計算
Cost		成本
At 1 January 2001	84	二零零一年一月一日
Additions	14	添置
Disposals	(2)	出售
At 31 December 2001	96	二零零一年十二月三十一日
Accumulated depreciation		累積折舊
At 1 January 2001	30	二零零一年一月一日
Charge for the year	10	本年度折舊
Written back on disposals	(2)	因出售撥回
At 31 December 2001	38	二零零一年十二月三十一日
Net book value		賬面淨值
At 31 December 2001	58	二零零一年十二月三十一日
At 31 December 2000	54	二零零零年十二月三十一日

c The tenure of the properties of the Group is as follows: c 本集團物業之年期如下：

in HK$ million	*Investment properties* 投資物業	*Self-used properties* 自用物業	*Properties held for development* 待發展之物業	*Total* 總額	以港幣百萬元計算
Leasehold properties held in Hong Kong					香港租約物業
– Long term lease	642	19	-	661	一長期租約
– Medium term lease	4,502	2,116	278	6,896	一中期租約
– Short term lease	-	76	-	76	一短期租約
Properties held overseas					海外物業
– Freehold	213	225	-	438	一永久業權
– Long term lease	-	-	209	209	一長期租約
– Medium term lease	-	857	-	857	一中期租約
	5,357	3,293	487	9,137	

d Property valuation

The Group's investment properties have been independently revalued on an open market value basis as at 31 December 2001. The details of the independent qualified valuers are as follows:

d 物業估值

本集團之投資物業已由獨立估值師於二零零一年十二月三十一日按公開市值標準重新估值。獨立認可估值師之詳情如下：

Properties located in	*Valuers 估值師*	*物業位於*
Hong Kong	Knight Frank 簡福飴測量行	香港
Japan	Tekko Building Co., Limited	日本

e Fixed assets and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

e 本集團持作營業租約用途以產生租金收入之固定資產及於流動資產項目下之待售物業如下：

in HK$ million	*Investment properties* 投資物業	*Self-used properties* 自用物業	*Other fixed assets* 其他固定資產	*Fixed assets total* 固定資產總額	*Properties held for sale* 待售物業	*以港幣百萬元計算*
Cost or valuation	5,357	27	173	5,557	316	成本或估值
Accumulated depreciation	-	(3)	(88)	(91)	-	累積折舊
Net book value at 31 December 2001	5,357	24	85	5,466	316	賬面淨值 二零零一年十二月三十一日
Depreciation charges for the year	-	-	22	22	-	本年度折舊

13 Subsidiary companies

13 附屬公司

in HK$ million	*Company 公司* 2001	2000	*以港幣百萬元計算*
Unlisted shares, at cost less impairment losses	169	169	非上市股份，按成本減去減值虧損
Amounts due by subsidiary companies	47,776	47,963	附屬公司欠負金額
Amounts due to subsidiary companies	(6,950)	(5,748)	欠附屬公司金額
	40,995	42,384	

Particulars of the principal subsidiary companies are shown in Note 32.

主要附屬公司資料載於賬目附註 32。

14 Associated Companies 14 聯營公司

in HK$ million	Group 集團 2001	2000	以港幣百萬元計算
Share of net assets	16,309	16,136	所佔資產淨值
Goodwill (Note 15)	2,196	2,371	商譽（附註15）
	18,505	18,507	
Loans due from associated companies (note b)	8,137	7,477	聯營公司欠負之貸款（附註b）
Loans due to associated companies (note b)	(1,615)	(550)	欠負聯營公司之貸款（附註b）
	25,027	25,434	
Investment at cost:			投資成本：
Unlisted shares	6,592	6,594	非上市股份
Shares listed in Hong Kong	8,591	8,591	香港上市股份
	15,183	15,185	
Market value of listed shares	8,594	12,375	上市股份之市值

in HK$ million	Company 公司 2001	2000	以港幣百萬元計算
Investment at cost:			投資成本：
Unlisted shares	337	337	非上市股份
Shares listed in Hong Kong	931	931	香港上市股份
	1,268	1,268	
Loans due from associated companies	3,128	2,720	聯營公司欠負之貸款
Loans due to associated companies	(1,595)	(536)	欠負聯營公司之貸款
	2,801	3,452	
Market value of listed shares	716	1,031	上市股份之市值

Dividend income from associated companies during the year is as follows:

年內從聯營公司獲取之股息收入如下：

in HK$ million	Group 集團 2001	2000	以港幣百萬元計算
Listed associated companies	494	404	上市聯營公司
Unlisted associated companies	395	258	非上市聯營公司
	889	662	

note:

(a) Included in associated companies are Hong Kong Resort Company Limited ("HKR") and Western Harbour Tunnel Company Limited ("WHTCL") whose year ends are 31 March and 31 July respectively which are not coterminous with the Group. The results of HKR and WHTCL have been equity accounted for based on their management accounts for the period from 1 January 2001 to 31 December 2001.

(b) Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for an amount of approximately HK$37 million (2000: HK$31 million) loans to associated companies, which are non-interest bearing. These loans have no fixed repayment terms.

(c) Particulars of the principal associated companies are shown in Note 33.

附註：

(a) 聯營公司中包括香港興業有限公司（「香港興業」）及香港西區隧道有限公司（「西隧」），該兩間公司之財政年度結算日分別為三月三十一日及七月三十一日，與本集團之結算日不同。香港興業及西隧之業績已按其由二零零一年一月一日至二零零一年十二月三十一日期間之管理層賬目以權益法入賬。

(b) 除包括在聯營公司欠負之貸款內之港幣三千七百萬元（二零零零年：港幣三千一百萬元）為免息貸款外，其餘聯營公司欠負及欠負聯營公司之貸款均按市場利率計算之有息貸款。該等貸款並沒有固定之還款期。

(c) 主要聯營公司資料載於賬目附註33。

15 Goodwill 15 商譽

in HK$ million	*Subsidiary companies* 附屬公司	*Associated companies* 聯營公司	以港幣百萬元計算
Cost			*成本*
At 1 January 2001	-	-	二零零一年一月一日
Prior year adjustments (note 1c)	-	3,610	上年度調整（附註 1c）
As restated	-	3,610	重列
Addition arising on acquisitions during the year	364	-	因於本年度進行收購而增添
At 31 December 2001	364	3,610	二零零一年十二月三十一日
Accumulated amortisation			*累積攤銷*
At 1 January 2001	-	-	二零零一年一月一日
Prior year adjustments (note 1c)	-	1,239	上年度調整（附註 1c）
As restated	-	1,239	重列
Amortisation for the year	11	175	本年度攤銷
At 31 December 2001	11	1,414	二零零一年十二月三十一日
Net book value			*賬面淨值*
At 31 December 2001	353	2,196	二零零一年十二月三十一日
At 31 December 2000, as restated	-	2,371	二零零零年十二月三十一日，重列
Analysis of goodwill amortisation by business:			*按業務劃分之商譽攤銷分析：*
Marketing & Distribution			銷售及分銷
Trading	9	-	貿易
Communications	2	9	信息業
Aviation	-	166	航空
	11	175	

16 Investments

16 投資

in HK$million	Group 集團 2001	2000	以港幣百萬元計算
Co-operative joint ventures			*合作合營公司*
Unlisted investments, at cost	6,629	7,298	非上市投資成本
Amounts due by co-operative joint ventures	2,043	2,148	合作合營公司欠款
	8,672	9,446	
Less: Amortisation	(461)	(391)	減：攤銷
	8,211	9,055	
Listed investments, at cost			*上市投資成本*
Shares listed in Hong Kong	186	199	香港上市股份
Shares listed outside Hong Kong	-	210	香港以外地區上市股份
	186	409	
Less: Impairment	-	(43)	減：減值虧損
	186	366	
Unlisted investments			*非上市投資*
Shares, at cost	64	64	股份成本
Add: Advances made	27	35	加：預付款項
	91	99	
Less: Impairment	(36)	(38)	減：減值虧損
	55	61	
Less: Advances received	(3)	(3)	減：已收款項
	52	58	
	8,449	9,479	
Market value of listed shares	133	321	上市股份之市值

Amortisation represents amortisation of investment in Power and Civil Infrastructure.

攤銷為發電及基礎設施之投資攤銷。

Particulars of the principal co-operative joint ventures are shown in Note 34.

主要合作合營公司資料載於賬目附註34。

17 Amount due from a Substantial Shareholder

This unsecured and interest bearing amount due from China International Trust and Investment Corporation ("CITIC Beijing") has been fully repaid during the year.

17 主要股東欠負金額

此款項為中國國際信托投資公司（「中信北京」）所欠負之無抵押及有息貸款，已於本年度內全數償還。

18 Inventories

At 31 December 2001, the carrying amount of inventories that are carried at net realisable value amounted to HK$736 million (2000: HK$437 million).

18 存貨

於二零零一年十二月三十一日，按可變現淨值列賬之存貨賬面值為港幣七億三千六百萬元（二零零零年：港幣四億三千七百萬元。）

19 Debtors, Accounts Receivable, Deposits and Prepayments

19 應收賬項、應收賬款、按金及預付款項

	Group 集團		Company 公司		
in HK$ million	2001	2000	2001	2000	*以港幣百萬元計算*
Trade debtors					應收貿易賬項
– Within 1 year	1,370	1,137	–	–	–一年內
– Over 1 year	34	53	–	–	–一年以上
	1,404	1,190	–	–	
Accounts receivable, deposits and prepayments	1,926	1,423	118	140	應收賬款、按金及預付款項
	3,330	2,613	118	140	

note:

(i) *Trade debtors are net of provision and the ageing is classified based on invoice date.*

(ii) *The Group has a defined credit policy for the respective business units.*

附註：

(i) *應收貿易賬項為扣除撥備後之款項及按發票日期分類所欠之到期日子。*

(ii) *本集團已為各營業單位訂立信貸政策。*

20 Creditors, Accounts Payable, Deposits and Accruals

20 應付賬項、應付賬款、按金及應付款項

in HK$ million	Group 集團 2001	Group 集團 2000	Company 公司 2001	Company 公司 2000	以港幣百萬元計算
Trade creditors					應付貿易賬項
– Within 1 year	1,136	892	–	–	–一年內
– Over 1 year	18	9	–	–	–一年以上
	1,154	901	–	–	
Accounts payable, deposits and accruals	1,269	1,586	68	143	應付賬款、按金及應付款項
	2,423	2,487	68	143	

21 Share Capital

21 股本

	Number of shares of HK$0.40 each 每股面值港幣0.40元之股份數目	HK$ million 港幣百萬元	
Authorised:			*法定：*
At 31 December 2000 and 2001	3,000,000,000	1,200	二零零零年及二零零一年十二月三十一日
Issued and fully paid:			*已發行並繳足：*
At 1 January 2001	2,196,000,160	878	二零零一年一月一日
Repurchase during the year	(6,220,000)	(2)	於年內購回
At 31 December 2001	2,189,780,160	876	二零零一年十二月三十一日

Changes during the year:

年內之變動：

(i) During the year, the Company repurchased a total of 6,220,000 of its own shares on The Stock Exchange of Hong Kong Limited, all of which have been cancelled, as follows:

(i) 於本年內，本公司於香港聯合交易所有限公司購回其本身之股份合共6,220,000股，該等股份已全被註銷，詳情如下：

Month/Year 年／月	Number of shares repurchased 購回股份數目	Total purchase price HK$ million 價格總額 港幣百萬元	Purchase price per share 每股購回價 Highest HK$ 最高 港幣元	Purchase price per share 每股購回價 Lowest HK$ 最低 港幣元	
September 2001	6,220,000	88	15.90	13.15	二零零一年九月

22 Reserves　22 儲備

a GROUP　a 集團

in HK$ million	*Share premium* 股份溢價	*Capital redemption reserve* 資本贖回儲備	*Capital reserve* 資本儲備	*Goodwill* 商譽	*Investment property revaluation reserve* 投資物業重估儲備	*Exchange fluctuation reserve* 匯率波動儲備	*General reserve* 普通儲備	*Retained profits* 保留溢利	*Total* 總額	*以港幣百萬元計算*
At 1 January 2000	20,881	3	4,070	(2,154)	710	6	128	13,683	37,327	二零零零年一月一日
Prior year adjustments										上年度調整
Goodwill written off	–	–	–	1,457	–	–	–	(1,457)	–	商譽撇賬
Amortisation of goodwill	–	–	–	–	–	–	–	(1,064)	(1,064)	商譽攤銷
Dividend income	–	–	–	–	–	–	–	(98)	(98)	股息收入
Dividend paid	–	–	–	–	–	–	–	1,224	1,224	已派股息
As restated	20,881	3	4,070	(697)	710	6	128	12,288	37,389	重列
Premium on issue of shares, net of expenses	3,901	–	–	–	–	–	–	–	3,901	發行股份之溢價減費用
Goodwill on consolidation written off	–	–	–	(1,779)	–	–	–	–	(1,779)	綜合賬目產生之商譽撇賬
Share of reserves of associated companies	–	–	4	–	33	491	–	–	528	所佔聯營公司儲備
Reserve written off	–	–	(12)	–	–	–	–	–	(12)	儲備撇賬
Surplus on revaluation of properties	–	–	–	–	211	–	–	–	211	物業重估產生之盈餘
Exchange translation differences	–	–	–	–	(7)	11	–	–	4	外幣換算差額
Reserves released	–	–	(448)	–	–	–	–	–	(448)	儲備回撥
Repurchase of shares	–	–	–	–	–	–	–	(991)	(991)	購回股份
Transfer to capital redemption reserve	–	13	–	–	–	–	–	(13)	–	轉撥作資本贖回儲備
Transfer from profits	–	–	–	–	–	–	4	(4)	–	撥自溢利
Profit attributable to shareholders	–	–	–	–	–	–	–	3,291	3,291	股東應佔溢利
Dividends (Note 8)	–	–	–	–	–	–	–	(1,668)	(1,668)	股息（附註8）
At 31 December 2000	24,782	16	3,614	(2,476)	947	508	132	12,903	40,426	二零零零年十二月三十一日
Representing:										*代表：*
At 31 December 2000 after proposed final dividend									38,999	二零零零年十二月三十一日已計入建議末期股息
2000 Final dividend proposed									1,427	建議二零零零年末期股息
									40,426	
Retained by:										*由下列公司保留之款項：*
Company and subsidiary companies	24,782	16	3,605	(2,476)	377	24	127	9,808	36,263	本公司及附屬公司
Associated companies	–	–	9	–	570	484	5	3,095	4,163	聯營公司
	24,782	16	3,614	(2,476)	947	508	132	12,903	40,426	

in HK$ million	Share premium 股份溢價	Capital redemption reserve 資本贖回儲備	Capital reserve 資本儲備	Goodwill 商譽	Investment property revaluation reserve 投資物業重估儲備	Exchange fluctuation reserve 滙率波動儲備	General reserve 普通儲備	Retained profits 保留溢利	Total 總額	以港幣百萬元計算
At 1 January 2001	24,782	16	3,614	(3,933)	947	508	132	14,234	40,300	二零零一年一月一日
Prior year adjustments										上年度調整
Goodwill written off	-	-	-	1,457	-	-	-	(1,457)	-	商譽撇賬
Amortisation of goodwill	-	-	-	-	-	-	-	(1,239)	(1,239)	商譽攤銷
Dividend income	-	-	-	-	-	-	-	(62)	(62)	股息收入
Dividend paid	-	-	-	-	-	-	-	1,427	1,427	已派股息
As restated	24,782	16	3,614	(2,476)	947	508	132	12,903	40,426	重列
Share of reserves of associated companies	-	-	-	-	181	175	-	(17)*	339	所佔聯營公司儲備
Deficit on revaluation of properties (Note 12 a)	-	-	-	-	(157)	-	-	-	(157)	物業重估產生之虧絀（附註12a）
Exchange translation differences	-	-	-	-	(9)	6	-	-	(3)	外幣換算差額
Reserves realised	-	-	-	-	(2)	-	-	-	(2)	儲備變現
Repurchase of shares	-	-	-	-	-	-	-	(86)	(86)	購回股份
Transfer to captial redemption reserve	-	2	-	-	-	-	-	(2)	-	轉撥作資本贖回儲備
Transfer from profits	-	-	-	-	-	-	6	(6)	-	撥自溢利
Profit attributable to shareholders	-	-	-	-	-	-	-	2,110	2,110	股東應佔溢利
Dividends (Note 8)	-	-	-	-	-	-	-	(1,866)	(1,866)	股息（附註8）
At 31 December 2001	24,782	18	3,614	(2,476)	960	689	138	13,036	40,761	二零零一年十二月三十一日
Representing:										代表：
At 31 December 2000 after proposed final dividend									39,447	二零零一年十二月三十一日已計入建議末期股息
2001 Final dividend proposed									1,314	建議二零零一年末期股息
									40,761	
Retained by:										由下列公司保留之款項：
Company and subsidiary companies	24,782	18	3,605	(2,476)	209	30	133	10,123	36,424	本公司及附屬公司
Associated companies	-	-	9	-	751	659	5	2,913	4,337	聯營公司
	24,782	18	3,614	(2,476)	960	689	138	13,036	40,761	

note:

The exchange fluctuation reserve included the Group's share of the exchange reserve of Cathay Pacific. As set out in accounting policies No.1p, the Group's profit and loss account for the year ended 31 December 2001 would have increased by HK$175 million (2000: HK$444 million) had SSAP No.11 been adopted by Cathay Pacific.

* *It relates to the repurchase of shares at Cathay Pacific*

附註：

滙率波動儲備包括本集團佔國泰航空之滙兑儲備。如會計政策第1p段所述，倘國泰航空已採納香港會計準則第十一號，本集團截至二零零一年十二月三十一日止年度之損益賬應已增加港幣一億七千五百萬元（二零零零年：港幣四億四千四百萬元）。

* *涉及國泰航空購回之股份*

22 Reserves *continued* 22 儲備 *續*

b COMPANY b 公司

in HK$ million 以港幣百萬元計算	Capital redemption reserve 資本贖回儲備	Share premium 股份溢價	Retained profits 保留溢利	Total 總額	
At 1 January 2000	3	20,881	10,007	30,891	二零零零年一月一日
Prior year adjustments					上年度調整
Dividend income	–	–	(19)	(19)	股息收入
Dividend paid	–	–	1,224	1,224	已派股息
As restated	3	20,881	11,212	32,096	重列
Premium on issue of shares, net of expenses	–	3,901	–	3,901	發行股份之溢價減費用
Repurchase of shares	–	–	(991)	(991)	購回股份
Transfer to capital redemption reserve	13	–	(13)	–	轉撥作資本贖回儲備
Profit for the year available for distribution (Note 7)	–	–	3,634	3,634	年內可供分派溢利(附註7)
Dividends (Note 8)	–	–	(1,668)	(1,668)	股息(附註8)
At 31 December 2000	16	24,782	12,174	36,972	二零零零年十二月三十一日
Representing:					*代表:*
At 31 December 2000 after proposed final dividend				35,545	二零零零年十二月三十一日已計入建議末期股息
2000 Final dividend proposed				1,427	建議二零零零年末期股息
				36,972	

in HK$ million	Capital redemption reserve 資本贖回儲備	Share premium 股份溢價	Retained profits 保留溢利	Total 總額	以港幣百萬元計算
At 1 January 2001	16	24,782	10,779	35,577	二零零一年一月一日
Prior year adjustments					上年度調整
Dividend income	-	-	(32)	(32)	股息收入
Dividend paid	-	-	1,427	1,427	已派股息
As restated	16	24,782	12,174	36,972	重列
Repurchase of shares	-	-	(86)	(86)	購回股份
Transfer to capital redemption reserve	2	-	(2)	-	轉撥作資本贖回儲備
Profit for the year available for distribution (Note 7)	-	-	2,182	2,182	年內可供分派溢利（附註7）
Dividends (Note 8)	-	-	(1,866)	(1,866)	股息（附註8）
At 31 December 2001	18	24,782	12,402	37,202	二零零一年十二月三十一日
Representing:					代表：
At 31 December 2001 after proposed final dividend				35,888	二零零一年十二月三十一日已計入建議末期股息
2001 Final dividend proposed				1,314	建議二零零一年末期股息
				37,202	

Distributable reserves of the Company at 31 December 2001, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$12,402 million (2000: HK$12,174 million).

根據香港公司條例第79B條計算之本公司可供分派儲備於二零零一年十二月三十一日為港幣一百二十四億二百萬元（二零零零年：港幣一百二十一億七千四百萬元）。

23 Long Term Borrowings 23 長期借款

a

in HK$ million 以港幣百萬元計算	Group 集團 2001	Group 集團 2000	Company 公司 2001	Company 公司 2000
Bank loans 銀行貸款				
– unsecured – 無抵押	8,187	12,792	7,351	10,231
– secured – 有抵押	38	314	–	–
	8,225	13,106	7,351	10,231
Other loans 其他貸款				
– unsecured – 無抵押	4,923	1,429	1,401	1,402
– secured – 有抵押	–	100	–	–
	4,923	1,529	1,401	1,402
	13,148	14,635	8,752	11,633
Amounts repayable within one year included under current liabilities 一年內到期之貸款列入流動負債內	(739)	(1,678)	(701)	–
	12,409	12,957	8,051	11,633

note:

(i) Bank loans and other loans of the Group and the Company not wholly repayable within five years amounted to HK$4,142 million (2000: HK$1,686 million) and HK$nil million (2000: HK$1,480 million) respectively.

(ii) The Company has issued a US$100,000,000 Senior Note due 2006 (the "Notes"). The Notes will rank in right of payment pari passu to all other indebtedness of the Company. Interest on the Notes is payable semi-annually in arrear at 7.37% per annum. The Notes will mature on 15 February 2006 unless previously prepaid by the Company.

(iii) The Company has issued a Japanese Yen 9,500,000,000 Floating Rate Bond due 2002 (the "Bonds"). Interest on the Bonds is payable semi-annually in arrears at six-month London Inter-Bank Offered Rate for Japanese Yen minus 0.35% per annum.

(iv) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ("Guaranteed Notes") for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

(v) Bank loans and other loans, other than the Notes, the Bonds and the Guaranteed Notes are fully repayable up to 2007 and bear interest at the prevailing market rate.

附註：

(i) 本集團及本公司無須於五年內完全償還之銀行貸款及其他貸款分別為港幣四十一億四千二百萬元（二零零零年：港幣十六億八千六百萬元）及無（二零零零年：港幣十四億八千萬元）。

(ii) 本公司發行一億美元於二零零六年屆滿之票據（「票據」）。該票據享有與本公司其他債務同等之收款權利，票據利息將每隔半年期末支付，年息為7.37%。票據將於二零零六年二月十五日到期，本公司提早償還者除外。

(iii) 本公司發行九十五億日圓於二零零二年屆滿之浮息債券（「債券」），債券利息將每隔半年期末支付，年息按日圓六個月倫敦銀行同業拆息減0.35%計算。

(iv) 於二零零一年六月一日，本公司之全資附屬公司 CITIC Pacific Finance (2001) Limited 根據二零零一年五月二十四日及二零零一年六月一日之購買協議發行及出售本金額共值四億五千萬美元之7.625%保證票據（「保證票據」）予投資者，以便為本公司之債務進行再融資及撥作一般營運資金。該等保證票據將於二零一一年到期，全部保證票據於本年底時仍未被註銷或贖回。

(v) 除票據、債券及保證票據外，銀行貸款及其他貸款須於二零零七年或之前全部償還，息率按市場利率計算。

b The maturity of the Group's and the Company's long term liabilities is as follows:

b 本集團及本公司之長期負債到期情況如下：

in HK$ million	Group 集團 2001	Group 集團 2000	Company 公司 2001	Company 公司 2000	*以港幣百萬元計算*
Bank loans are repayable					銀行貸款之償還期
– in the first year	110	1,645	80	–	– 一年內
– in the second year	584	5,950	338	5,717	– 二年內
– in the third to fifth years inclusive	7,316	4,858	6,933	3,914	– 三至五年內（包括首尾兩年）
– after the fifth year	215	653	–	600	– 五年後
	8,225	13,106	7,351	10,231	
Other loans are repayable					其他貸款之償還期
– in the first year	629	33	621	–	– 一年內
– in the second year	4	662	–	622	– 二年內
– in the third to fifth years inclusive	780	54	780	–	– 三至五年內（包括首尾兩年）
– after the fifth year	3,510	780	–	780	– 五年後
	4,923	1,529	1,401	1,402	
	13,148	14,635	8,752	11,633	

24 Deferred Taxation

24 遞延稅項

in HK$ million	Group 集團 2001	Group 集團 2000	*以港幣百萬元計算*
At 1 January	237	254	一月一日之結存
Exchange adjustments	(10)	(9)	兌換調整
Acquisition of a subsidiary company	4	–	收購一間附屬公司
Net written back for the year (Note 6)	(16)	(8)	年內撥回淨額（附註6）
At 31 December	215	237	十二月三十一日之結存
Provided in the accounts in respect of:			賬目中之撥備乃源於：
Accelerated depreciation allowances	215	237	加速折舊免稅額

Potential deferred tax liability has not been quantified for the surplus on the revalued investment properties in Hong Kong as this does not constitute a timing difference for deferred taxation purposes.

由於重估香港投資物業之盈餘就遞延稅項而言並不構成時差，故可能引致之遞延稅項負債不予計算。

25 Assets and Liabilities by Segments

25 分類資產及負債

An analysis of the Group's segment assets and liabilities by business segment is as follows:

以下為按業務類別劃分之集團分類資產及負債分析：

in HK$ million	Segment Assets 分類資產		Investments in Associated Companies 聯營公司投資		Segment Liabilities 分類負債		Total 總額		以港幣百萬元計算
	2001	2000	2001	2000	2001	2000	2001	2000	
Marketing & Distribution									銷售及分銷
Motors vehicles and related services	1,503	1,358	79	51	(436)	(484)	1,146	925	汽車及有關服務
Trading	1,878	1,546	87	77	(644)	(517)	1,321	1,106	貿易
Power and Civil Infrastructure	10,551	10,496	1,074	1,005	(24)	(54)	11,601	11,447	發電及基礎設施
Aviation	-	-	13,247	13,466	-	-	13,247	13,466	航空
Property	8,173	8,312	9,276	9,649	(85)	(143)	17,364	17,818	物業
Industrial Manufacturing	3,078	3,111	-	-	(590)	(781)	2,488	2,330	工業製造
Communications	4,007	2,548	1,264	1,186	(3,223)	(1,384)	2,048	2,350	信息業
Others	2,535	3,983	-	-	(66)	(141)	2,469	3,842	其他
Segment assets/(liabilities)	31,725	31,354	25,027	25,434	(5,068)	(3,504)	51,684	53,284	分類資產／(負債)
Corporate	4,073	4,945			(11,994)	(14,692)	(7,921)	(9,747)	企業營運
Provision for taxation							(141)	(119)	稅項準備
Deferred taxation							(215)	(237)	遞延稅項
							43,407	43,181	

An analysis of the Group's segment assets by geographical area is as follows:

以下為按地理區域劃分之集團分類資產分析：

in HK$ million	2001	2000	以港幣百萬元計算
Hong Kong	14,701	15,170	香港
Mainland China	16,304	15,007	中國大陸
Japan	517	706	日本
Others	203	471	其他
	31,725	31,354	

26 Capital Commitments

26 資本承擔

in HK$ million	*Group 集團* 2001	2000	*以港幣百萬元計算*
Authorised but not contracted for (note)	584	21	已批准但未簽約（附註）
Contracted but not provided for (note)	2,160	1,597	已簽約但未撥備（附註）

note:
The capital commitments of authorised but not contracted for and contracted but not provided for in respect of plant, property and equipment amount to HK$8 million (2000: HK$21 million) and HK$1,524 million (2000: HK$1,560 million) respectively.

附註：
已批准但未簽約及已簽約但未撥備之資本承擔涉及機器、物業及設備，分別為港幣八百萬元（二零零零年：港幣二千一百萬元）及港幣十五億二千四百萬元（二零零零年：港幣十五億六千萬元）。

27 Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases of the Group at 31 December are as follows:

27 營業租約承擔

於十二月三十一日，本集團日後須按不可撤銷之營業租約支付之最低租約付款總額如下：

in HK$ million	*Group 集團* 2001	2000	*以港幣百萬元計算*
Properties commitments			物業承擔
– Within 1 year	124	120	– 一年內
– After 1 year but within 5 years	185	185	– 一年後但五年內
– After 5 years	92	89	– 五年後
	401	394	
Other commitments			其他承擔
– Within 1 year	51	15	– 一年內
– After 1 year but within 5 years	60	6	– 一年後但五年內
– After 5 years	18	19	– 五年後
	129	40	
	530	434	

28 Contingent Liabilities

a The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ("WHTCL") have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ("Crossing") within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b The Company has provided a guarantee to The Export-Import Bank of the United States ("Eximbank") for an export credit to a co-operative joint venture company, Jiangsu Ligang Electric Power Company, Limited ("Ligang") pursuant to an agreement dated 3 July 1995 between Ligang, the Company and Eximbank, by which Eximbank established a credit not exceeding US$134 million in favour of Ligang for a period of 15 years, repayable by 24 semi-annual instalments beginning 15 October 1998 at an interest rate of 5.95% per annum and the Company guaranteed the repayment of the amounts outstanding under such contract. As of the financial year end date, the outstanding amount has been reduced to US$86.3 million. Each equity participant in Ligang has agreed to share in financial assistance to Ligang in proportion to their equity interest in Ligang.

c The Company has provided a guarantee to Kreditanstalt fur Wiederaufbau, a German state-owned bank, for an export credit up to a maximum of US$20.5 million granted to a subsidiary company, Jiangyin Xingcheng Special Steel Works Co., Ltd.

d The Company has provided a several guarantee up to a maximum amount of approximately HK$1,477 million to support a loan facility of HK$2,400 million granted by a group of financial institutions to an associated company, Treasure Trove Limited.

e The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

28 或然負債

a 本公司連同香港西區隧道有限公司(「西隧」)其他實益股東同意共同及個別向香港特別行政區政府提供擔保，保證西隧可於約港幣七十五億元之預算內建成西區海底隧道(「隧道」)，包括由隧道開始運作後至發出保養證明書之前所需之維修費用。隧道於一九九七年四月完成，總成本約為港幣六十八億元(尚待發出保養證明書)。

就根據上述擔保而提出之任何索償，西隧之實益股東已同意按各自於西隧所佔之最終擁有權比例攤分有關索償金額及彼等因此而須承擔之一切成本、費用及支出。

b 根據於一九九五年七月三日由合作合營公司江蘇利港電力有限公司(「利港」)、本公司及美國進出口銀行(「進出口銀行」)所訂立之協議，本公司為利港向進出口銀行提供出口信貸擔保。根據此協議，進出口銀行為利港設立為期十五年而不多於一億三千四百萬美元之信貸，還款每半年一次，由一九九八年十月十五日起開始分二十四期攤還，利率為 5.95%，本公司擔保所有還款能按有關合約交付。於財政年度結算日，借款額已減至八千六百三十萬美元。利港之股東同意按各自於利港之權益比例，分擔利港之財政資助。

c 本公司為其附屬公司江陰興澄特種鋼鐵有限公司向德國國營之德國重建貸款銀行就提供最高為二千零五十萬美元之出口信貸作出擔保。

d 本公司為其聯營公司 Treasure Trove Limited 之一項港幣二十四億元銀團貸款提供最高約為港幣十四億七千七百萬元之個別擔保。

e 本公司為其一間全資附屬公司發行之四億五千萬美元保證票據提供擔保。

f The Company has provided a several guarantee up to 80% of the liability of a subsidiary company of the Company, under the lease agreement for leasing certain equipment from IBM Leasing Company Limited at the contract sum of approximately US$15.5 million. The guarantee was released in February 2002 upon the sale of interest in the optical fibre network to China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK").

f 本公司根據租賃協議就其一間附屬公司向國際商業機器租賃有限公司租賃若干設備（合約總值約一千五百五十萬美元）而提供最高為租賃費用之80%之個別擔保。是項擔保已於二零零二年二月光纖網絡之權益售予中國國際信托投資（香港集團）有限公司（「中信香港」）時解除。

g The Company has provided a several guarantee of up to 80% to support loan facilities of RMB500 million granted by a bank to several subsidiaries of the Company involving in optical fibre network. The guarantee was released in February 2002 upon the sale of interest in the optical fibre network to CITIC HK.

g 本公司就由一間銀行授予本公司屬下多間參與光纖網絡之附屬公司之人民幣五億元貸款提供80%之個別擔保。是項擔保已於二零零二年二月光纖網絡之權益售予中信香港時解除。

h The Company has provided guarantees to support standby letter of credit facilities to further support up to 80% of the RMB500 million loan facility granted by a bank to several subsidiaries of the Company involving in optical fibre network. The guarantees were released in February 2002 upon the sale of interest in the optical fibre network to CITIC HK.

h 一間銀行向本公司屬下多間參與光纖網絡之附屬公司提供備用信用證，作為取得人民幣五億元貸款其中80%之擔保，本公司對相關之備用信用證向該銀行提供相應之擔保。該等擔保已於二零零二年二月光纖網絡之權益售予中信香港時解除。

i The Company has provided a guarantee to Commerzbank Aktiengesellschaft, Hong Kong Branch for a credit facility of up to RMB100 million granted to a wholly owned subsidiary of the Company.

i 本公司為其一間全資附屬公司之人民幣一億元信貸額向德國商業銀行香港分行提供擔保。

29 Subsequent Events

On 21 December 2001, the Company entered into agreements to acquire interests in two Shanghai properties together with the related shareholders loans ("the Purchases Agreements") from a substantial shareholder, CITIC HK, at a maximum total consideration of HK$2,770 million.

On 14 January 2002, the Company entered into an agreement to sell its 80% interests in the China Express No. 1 Backbone Network ("the Network") to CITIC HK ("the Sale Agreement") at a maximum consideration of approximately HK$1,645 million. Conditional upon the completion of the Sale Agreement, CITIC HK agreed to grant the Company at a consideration of HK$10 a conditional call option to acquire CITIC HK's entire interest in the telecommunications business in the PRC derived from the investment by CITIC HK of the 80% interest in the Network acquired under the Sale Agreement.

29 結算日後事項

於二零零一年十二月二十一日，本公司訂立協議（「購買協議」），以最高港幣二十七億七千萬元之總代價向主要股東中信香港收購兩項上海物業之權益及有關之股東貸款。

於二零零二年一月十四日，本公司訂立協議（「出售協議」），以最高約港幣十六億四千五百萬元之代價將其於中國奔騰一號骨幹網（「該網絡」）之80%權益售予中信香港。中信香港同意以港幣10元之代價授予本公司一項有條件的認購權，以便購入中信香港根據出售協議所購入該網絡之80%權益而投資於中國電訊業務所取得之所有權益。出售協議完成後，授予該認購權始告生效。

29 Subsequent Events *continued*

The Purchases Agreements and the Sale Agreement were completed on 22 January 2002 and 27 February 2002 respectively. Details of the transactions are disclosed in the circulars to shareholders.

29 結算日後事項 *續*

購買協議及出售協議已分別於二零零二年一月二十二日及二零零二年二月二十七日完成。交易詳情載於給股東之通函。

30 Comparative Figures

Comparative figures have been adjusted to conform with the current presentation as required under new or revised Hong Kong Statements of Standard Accounting Practice implemented in 2001.

30 比較數字

若干比較數字已根據於二零零一年生效之嶄新或經修訂香港會計實務準則作出調整，以符合現有之呈報方式。

31 Approval of Accounts

The accounts were approved by the Board of Directors on 14 March 2002.

31 批核賬目

本賬目經已於二零零二年三月十四日經董事會批核。

32 Principal Subsidiary Companies

The following are the principal subsidiary companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give details of other subsidiary companies would in the opinion of the directors result in particulars of excessive length.

Name	*Place of incorporation/ Principal place of operation * Kind of legal entity*	*Particulars of issued shares# No. of shares*	*Par value*	*Interest in equity shares held by Company %*	*Subsidiary %*	*Principal activities*
Aviation						
Collinson Company Limited	Republic of Liberia/Bermuda	498	–	100	–	Investment holding
Custain Limited	Hong Kong	2	HK$10	–	100	Investment holding
Easerich Investments Inc.	British Virgin Islands/Bermuda	1	US$1	–	100	Investment holding
Hilldun Limited	Hong Kong	3	HK$10	–	100	Investment holding
Jade Wonder Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Motive Link Holdings Inc.	British Virgin Islands/Bermuda	1	US$1	–	100	Investment holding
Sidewinder Holdings Limited	British Virgin Islands/Bermuda	1	US$1	–	100	Investment holding
Smooth Tone Investments Ltd.	British Virgin Islands/Bermuda	1	US$1	–	100	Investment holding
Communications						
AAA Internet Limited (Date of acquisition: 29 September 2001)	Hong Kong	2	HK$1	–	100	Provision of internet services and advertising agency
Bright Generation Holdings Inc.	British Virgin Islands	1	US$1	–	80	Investment holding
CITIC 1616 Data Limited	Hong Kong	2	HK$1	–	100	Provision of data transmission services
CITIC Pacific Communications Limited	Bermuda	100,000	HK$1	–	100	Investment holding
CITIC Telecom 1616 Limited	Hong Kong	2	HK$1	–	100	Provision of international telecommunications services
Data Communication Services Limited	Hong Kong	1,000 38,000,000^	HK$1 HK$1	–	100	Provision of telecommunications equipment
Direct Access Development Corp.	British Virgin Islands	1	US$1	–	80	Investment holding
Dynamic Power Investments Ltd.	British Virgin Islands	10	US$1	–	80	Investment holding
Essential Elements Holdings Corp.	British Virgin Islands	1	US$1	–	80	Investment holding
Forever Glory International Ltd.	British Virgin Islands	1	US$1	–	80	Investment holding
Glamorous Way Enterprises Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Global Link Information Services Limited (Date of acquisition: 29 September 2001)	Hong Kong	300,000	HK$10	–	100	Provision of internet services
Glorious Style Enterprises Ltd.	British Virgin Islands	1	US$1	–	80	Investment holding
Happy Land Enterprises Corp.	British Virgin Islands	1	US$1	–	80	Investment holding
Konik Inc.	British Virgin Islands	1	US$1	–	80	Investment holding
Lucky Zone Enterprises Inc.	British Virgin Islands	10	US$1	–	80	Investment holding
Oracle Link Holdings Inc.	British Virgin Islands	1	US$1	–	80	Investment holding
Power Point Enterprises Corp.	British Virgin Islands	1	US$1	–	80	Investment holding

32 Principal Subsidiary Companies *continued*

Name	*Place of incorporation/ Principal place of operation * Kind of legal entity*	*Particulars of issued shares#* *No. of shares*	*Par value*	*Interest in equity shares held by* *Company %*	*Subsidiary %*	*Principal activities*
PSINet Hong Kong Limited (renamed as CPCNet Hong Kong Limited on 15 February 2002) (Date of acquisition: 29 September 2001)	Hong Kong	394,866,986	HK$1	–	100	Provision of internet services
Super Worth Investments Inc.	British Virgin Islands	1	US$1	–	100	Investment holding
Supreme Magic Enterprises Ltd.	British Virgin Islands	1	US$1	–	80	Investment holding
Vanderburg Inc.	British Virgin Islands	10	US$1	–	80	Investment holding
Vision Network Limited (Date of acquisition: 29 September 2001)	Hong Kong	2,250,000	HK$1	–	100	Provision of internet services
World Navigation Limited	Hong Kong	1,000 2,000,000^	HK$1 HK$1	–	100	Provision of international telecommunications services
Power Generation						
Classabove Holdings Limited	Hong Kong	2	HK$1	–	100	Investment holding
Daybreak Holdings Limited	Hong Kong	2	HK$1	–	100	Investment holding
Kong Yuen Investments Limited	Hong Kong	2	HK$1	–	100	Investment holding
Master Port Investment Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Premier Gold Holdings Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Reynolds Holdings Limited	Hong Kong	2	HK$1	–	100	Investment holding
Rising Star Enterprises Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Sterling Lake Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Sunspark Power Investment Company Limited	Hong Kong	10,000	HK$1	–	100	Investment holding
Roads, Bridges and Tunnels						
Adwood Company Limited	Hong Kong	10	HK$10	20	50	Investment holding
Avon Pacific Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Bloomingshire Investment Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Cinta Company Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Crystalime Company Limited	Hong Kong	2	HK$10	–	100	Investment holding
Express Link Holdings Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Gradius Company Limited	British Virgin Islands	1	US$1	–	100	Investment holding
New Hong Kong Tunnel Company Limited	Hong Kong	75,000,000	HK$10	–	69.38	Tunnel operation
Newly Bright Investment Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Prime Star Enterprises Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Rich Creation Investments Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Yan Wing Investments Limited	Hong Kong	2	HK$1	–	100	Investment holding
Environment						
Athens Investments, Inc.	British Virgin Islands	1	US$1	–	100	Investment holding
Estoril Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Unitex Holdings Corp.	British Virgin Islands	1	US$1	–	100	Investment holding
Marketing & Distribution						
Adachi Trading Company Limited	Japan	250	JPY50,000	–	100	Trader of motor vehicle spare parts
Botanitown Pharmaceuticals Limited	Hong Kong	2	HK$1	–	62	Investment in pharmaceutical business

Name	Place of incorporation/ Principal place of operation * Kind of legal entity	Particulars of issued shares#		Interest in equity shares held by		Principal activities
		No. of shares	Par value	Company %	Subsidiary %	
Beijing Botanitown Biotechnologies Limited	People's Republic of China *Wholly foreign-owned enterprise	N/A	N/A	–	62	Research and development in pharmaceutical products
Confidence Motors Limited	Hong Kong	1,000	HK$100	–	100	Motor vehicle distributor
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	1,000	HK$100	–	100	Trader of motor vehicle spare parts
Dah Chong Hong (Canada) Ltd.	Canada	650,000	–	–	100	General import/export and investment holding
Dah Chong Hong (China) Limited	Hong Kong	1,000	HK$100	–	100	Investment holding
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong	10,000	HK$1	–	70	Provision of airport ground support equipment maintenance services
Dah Chong Hong (Engineering) Limited	Hong Kong	10,000	HK$100	–	100	Engineering services
Dah Chong Hong Holdings Limited	Hong Kong	21,031,837	HK$10	–	100	Investment holding
Dah Chong Hong, Limited	Hong Kong	50,000	HK$1,000	–	100	Investment holding; general importers, retailers and exporters dealing in foodstuffs, electrical appliances and other products
Dah Chong Hong (Japan) Limited	Japan	480,000	JPY1,000	–	100	Importer and exporter of foodstuffs, motor vehicles and garments; property investment and investment holding
Dah Chong Hong Motors (China) Limited	Hong Kong	20,000	HK$100	–	100	Investment holding
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	10,000	HK$10	–	100	Motor leasing
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	2,000	HK$100	–	100	Motor vehicle repairing and servicing
Dah Chong Hong Motors (Nissan-China) Limited	Hong Kong	2	HK$10	–	100	Motor vehicle distributor
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Singapore	3,500,000	S$1	–	100	Investment holding and trading of foodstuffs
DAS Aviation Support Limited	Hong Kong	10,000	HK$1	–	70	Distributor of air cargo equipment and related spare parts
DAS Nordisk Limited	Hong Kong	10,000	HK$1	–	49	Repairs and maintenance services for air cargo containers and sale of related spare parts
DCH Food Industries Limited	Hong Kong	2	HK$10	–	100	Investment holding
DCH Healthcare Products Limited	Hong Kong	100,000	HK$100	–	100	Distribution and retailing of healthcare and pharmaceutical products
DCH Motors (Bentley) Limited	Hong Kong	2	HK$1	–	100	Motor vehicle distributor
DCH Motors Ltd.	Canada	100	CAN$1	–	100	Motor vehicle distributor
Excellent Way International Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Gentech Vehicle Engineering Limited	Hong Kong	166,000	HK$1	–	100	Trading of special function vehicles

32 Principal Subsidiary Companies *continued*

Name	*Place of incorporation/ Principal place of operation * Kind of legal entity*	*Particulars of issued shares#* *No. of shares*	*Par value*	*Interest in equity shares held by* *Company %*	*Subsidiary %*	*Principal activities*
Guangdong Jing Yun Distribution Co., Ltd. (Date of acquisition: 28 February 2001)	People's Republic of China *Sino-foreign equity joint venture	N/A	N/A	–	90	Distribution
Harmony Motors Limited	Hong Kong	1,000	HK$100	–	100	Motor vehicle distributor
Honest Motors, Limited	Hong Kong	3,000	HK$1,000	–	100	Motor vehicle distributor
Japan Auto Parts Company Limited	Hong Kong	1,000	HK$100	–	100	Trader of motor vehicle spare parts
Premium Motors Limited	Hong Kong	2	HK$1	–	100	Motor vehicle distributor
Regal Motors, Limited	Hong Kong	2,000	HK$100	–	100	Motor vehicle distributor
Reliance Motors, Limited	Hong Kong	3,000	HK$1,000	–	100	Motor vehicle distributor
Sims (China) Limited (Date of acquisition: 28 February 2001)	Hong Kong	2	HK$10	–	100	Marketing co-ordination services
Sims (Guangdong) Limited (Date of acquisition: 28 February 2001)	Hong Kong	2	HK$1	–	100	Investment holding
Sims Trading Company Limited (Date of acquisition: 28 February 2001)	Hong Kong	3,000	HK$100	–	100	Wholesaling
Shanghai DCH Food Industries Ltd.	People's Republic of China *Wholly foreign-owned enterprise	N/A	N/A	–	100	Food processing and trading
Shanghai DCH Jiangnanfeng Co., Ltd.	People's Republic of China *Sino-foreign equity joint venture	N/A	N/A	–	46.06	Production and selling of chickens and related food products
Shanghai DCH Shuanghui IBP Co., Ltd.	People's Republic of China *Sino-foreign equity joint venture	N/A	N/A	–	38.5	Production and selling of meat and related food products
Shanghai RFCI Restaurant Co., Ltd.	People's Republic of China *Sino-foreign co-operative joint venture	N/A	N/A	–	90	Provision of food, beverage and retail sales of rainforest-theme souvenir merchandise
Triangle Auto Pte Ltd	Singapore	3,000,000	S$1	–	100	Motor vehicle distributor
Triangle Motors Limited	Hong Kong	30,000	HK$100	–	100	Motor vehicle distributor
Triangle Motors (China) Limited	Hong Kong	2	HK$10	–	100	Investment holding and trading of motor
Twin Tiger International Limited (Date of acquisition: 28 February 2001)	Hong Kong	2	HK$1	–	100	Trading
Winway Investments Holdings Corp.	British Virgin Islands	100	US$1	–	62	Investment in pharmaceutical business
四川泰富物流貿易有限公司	People's Republic of China *Wholly foreign-owned enterprise	N/A	N/A	–	100	Provision of logistics services
北京大昌宇林餐廳有限公司	People's Republic of China *Sino-foreign co-operative joint venture	N/A	N/A	–	90	Provision of food, beverage and retail sales of rainforest-theme souvenir merchandise

Name	Place of incorporation/ Principal place of operation * Kind of legal entity	Particulars of issued shares# No. of shares	Par value	Interest in equity shares held by Company %	Subsidiary %	Principal activities
Property						
Admarch Limited	Hong Kong	2	HK$10	–	100	Property investment
Admarch Property Management Company, Limited	Hong Kong	2	HK$1	–	100	Property management
Baylink Investments Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Borgia Limited	Hong Kong	2	HK$10	–	100	Property investment
Broadway Centre Property Management Company Limited	Hong Kong	2	HK$1	–	100	Property management
Campbellton Development Limited	Hong Kong	2	HK$1	–	100	Property development
Famous Land Limited	Hong Kong	2	HK$1	–	100	Property investment
Glenridge Company Limited	Hong Kong	2	HK$10	–	100	Property investment
Goldenburg Properties Limited	Hong Kong	1,000	HK$10	–	70	Property investment
Hang Luen Chong Investment Company, Limited	Hong Kong	80,000	HK$100	–	100	Property investment
Hang Luen Chong Property Management Company, Limited	Hong Kong	2	HK$1	–	100	Property management
Hang Wah Chong Investment Company Limited	Hong Kong	50,000	HK$100	–	100	Property investment
Jewril Limited	Hong Kong	2	HK$1	–	100	Investment holding
Kendorm Corporation	Republic of Liberia/Bermuda	1	–	–	100	Investment holding
Kimble Investment Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Kowill Investments Inc.	British Virgin Islands	1	US$1	–	100	Investment holding
Lindenford Limited	Hong Kong	2	HK$10	–	100	Property investment
Neostar Investment Limited	Hong Kong	2	HK$1	–	100	Property investment
Newmarket Holdings Limited	British Virgin Islands/Bermuda	2	US$1	–	100	Investment holding
Pacific Grace Limited	Hong Kong	2	HK$1	–	100	Property investment
Sun King Fung Development Limited	Hong Kong	152,343,165	HK$0.10	100	–	Investment holding
Supreme Luck Investments Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Tendo Limited	Hong Kong	2	HK$10	–	100	Property investment
Yee Lim Godown & Cold Storage Limited	Hong Kong	1,000,000	HK$1	–	100	Operate a dry and cold storage godown
Finance						
Balgonie Limited	Hong Kong	2	HK$1	100	–	Financing
CITIC Pacific Finance (2001) Limited	British Virgin Islands	1,000	US$1	100	–	Financing
Idealand Investment Inc.	Republic of Panama	100	US$1	–	100	Financing
Top Trend Investments Holdings Corp.	British Virgin Islands/Bermuda	1	US$1	100	–	Financing
Industrial Manufacturing						
Crown Sky Investment Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China *Sino-foreign equity joint venture	N/A	N/A	–	55	Steel making
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China *Sino-foreign equity joint venture	N/A	N/A	–	55	Steel making
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China *Foreign investment stock company	390,000,000	RMB1	–	54.72	Steel making

32 Principal Subsidiary Companies *continued*

Name	*Place of incorporation/ Principal place of operation * Kind of legal entity*	*Particulars of issued shares#*		*Interest in equity shares held by*		*Principal activities*
		No. of shares	*Par value*	*Company %*	*Subsidiary %*	
Joyce Court Holdings Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Maxy Rich Investments Limited	British Virgin Islands	1	US$1	–	100	Investment holding
Shine Mass Holdings Ltd.	British Virgin Islands	1	US$1	–	100	Investment holding
Wuxi Huada Motors Co., Ltd.	People's Republic of China *Sino-foreign equity joint venture	N/A	N/A	–	55	Industrial motors manufacturing
Others						
CITIC Pacific China Holdings Limited	People's Republic of China *Wholly foreign-owned enterprise	N/A	N/A	–	100	Investment holding

Represented ordinary shares, unless otherwise stated.

^ Non-voting deferred shares – the rights, privileges and restrictions of which are set out in the Articles of Association of the respective company.

note:

During the year, the Group acquired 100% interests in Sims Trading Company Limited and CPCNet Hong Kong Limited and their subsidiary companies for HK$601 million cash and a payable of HK$73 million. As a result, the Group's profit for the year and net assets as at the year end have both been increased by HK$2 million.

32 主要附屬公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要附屬公司。董事會認為列出其他附屬公司之詳情會令本報表過於冗長。

名稱	註冊成立地點／主要營運地點 *法人類別	已發行股份資料 # 股份數目	已發行股份資料 # 面值	持有股權 本公司 %	持有股權 附屬公司 %	主要業務
航空						
Collinson Company Limited	利比里亞共和國／百慕達	498	–	100	–	投資控股
Custain Limited	香港	2	港幣10元	–	100	投資控股
Easerich Investments Inc.	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
Hilldun Limited	香港	3	港幣10元	–	100	投資控股
Jade Wonder Limited	英屬處女羣島	1	1美元	–	100	投資控股
Motive Link Holdings Inc.	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
Sidewinder Holdings Limited	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
Smooth Tone Investments Ltd.	英屬處女羣島／百慕達	1	1美元	–	100	投資控股
信息業						
AAA Internet Limited （收購日期：二零零一年九月二十九日）	香港	2	港幣1元	–	100	提供互聯網服務及廣告代理
輝崴控股有限公司	英屬處女羣島	1	1美元	–	80	投資控股
中信1616資訊有限公司	香港	2	港幣1元	–	100	提供數據傳輸服務
中信泰富信息科技有限公司	百慕達	100,000	港幣1元	–	100	投資控股
中信電訊1616有限公司	香港	2	港幣1元	–	100	提供國際電訊服務
Data Communication Services Limited	香港	1,000	港幣1元	–	100	提供電訊設備
		38,000,000 ^	港幣1元			
捷達發展有限公司	英屬處女羣島	1	1美元	–	80	投資控股
Dynamic Power Investments Ltd.	英屬處女羣島	10	1美元	–	80	投資控股
澤豐控股有限公司	英屬處女羣島	1	1美元	–	80	投資控股
恒輝國際有限公司	英屬處女羣島	1	1美元	–	80	投資控股
嘉域企業有限公司	英屬處女羣島	1	1美元	–	100	投資控股
世界通電腦資訊有限公司 （收購日期：二零零一年九月二十九日）	香港	300,000	港幣10元	–	100	提供互聯網服務
Glorious Style Enterprises Ltd.	英屬處女羣島	1	1美元	–	80	投資控股
盈匯企業有限公司	英屬處女羣島	1	1美元	–	80	投資控股
Konik Inc.	英屬處女羣島	1	1美元	–	80	投資控股
運城企業有限公司	英屬處女羣島	10	1美元	–	80	投資控股
Oracle Link Holdings Inc.	英屬處女羣島	1	1美元	–	80	投資控股
衡力企業有限公司	英屬處女羣島	1	1美元	–	80	投資控股

32 主要附屬公司 續

名稱	註冊成立地點／主要營運地點 * 法人類別	已發行股份資料 # 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
PSINet Hong Kong Limited (於二零零二年二月十五日易名為 CPCNet Hong Kong Limited) (收購日期：二零零一年九月二十九日)	香港	394,866,986	港幣1元	–	100	提供互聯網服務
Super Worth Investments Inc.	英屬處女羣島	1	1美元	–	100	投資控股
峻能企業有限公司	英屬處女羣島	1	1美元	–	80	投資控股
Vanderburg Inc.	英屬處女羣島	10	1美元	–	80	投資控股
香港天網有限公司 (收購日期：二零零一年九月二十九日)	香港	2,250,000	港幣1元	–	100	提供互聯網服務
寶航有限公司	香港	1,000	港幣1元	–	100	提供國際電訊服務
		2,000,000 ^	港幣1元			
發電						
超寶控股有限公司	香港	2	港幣1元	–	100	投資控股
晨光控股有限公司	香港	2	港幣1元	–	100	投資控股
光元投資有限公司	香港	2	港幣1元	–	100	投資控股
港傑投資有限公司	英屬處女羣島	1	1美元	–	100	投資控股
Premier Gold Holdings Corp.	英屬處女羣島	1	1美元	–	100	投資控股
偉樂控股有限公司	香港	2	港幣1元	–	100	投資控股
Rising Star Enterprises Corp.	英屬處女羣島	1	1美元	–	100	投資控股
誠利有限公司	英屬處女羣島	1	1美元	–	100	投資控股
新宏電力投資有限公司	香港	10,000	港幣1元	–	100	投資控股
公路、橋樑及隧道						
Adwood Company Limited	香港	10	港幣10元	20	50	投資控股
Avon Pacific Limited	英屬處女羣島	1	1美元	–	100	投資控股
Bloomingshire Investment Limited	英屬處女羣島	1	1美元	–	100	投資控股
Cinta Company Limited	英屬處女羣島	1	1美元	–	100	投資控股
晶立有限公司	香港	2	港幣10元	–	100	投資控股
Express Link Holdings Ltd.	英屬處女羣島	1	1美元	–	100	投資控股
Gradius Company Limited	英屬處女羣島	1	1美元	–	100	投資控股
新香港隧道有限公司	香港	75,000,000	港幣10元	–	69.38	隧道經營
新明投資有限公司	英屬處女羣島	1	1美元	–	100	投資控股
Prime Star Enterprises Limited	英屬處女羣島	1	1美元	–	100	投資控股
Rich Creation Investments Ltd.	英屬處女羣島	1	1美元	–	100	投資控股
仰榮投資有限公司	香港	2	港幣1元	–	100	投資控股
環境保護						
Athens Investments, Inc.	英屬處女羣島	1	1美元	–	100	投資控股
Estoril Corp.	英屬處女羣島	1	1美元	–	100	投資控股
Unitex Holdings Corp.	英屬處女羣島	1	1美元	–	100	投資控股
銷售與分銷						
安達貿易株式會社	日本	250	50,000日圓	–	100	汽車零件貿易
寶泰藥業有限公司	香港	2	港幣1元	–	62	投資醫藥業務

名稱	註冊成立地點／主要營運地點 * 法人類別	已發行股份資料 # 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
北京寶泰寧堂生物技術有限公司	中華人民共和國 * 外商獨資企業	不適用	不適用	—	62	醫藥研究及開發
合信汽車有限公司	香港	1,000	港幣 100 元	—	100	汽車經銷商
大聯合零件銷售中心有限公司	香港	1,000	港幣 100 元	—	100	汽車零件貿易
大昌貿易行（加拿大）有限公司	加拿大	650,000	—	—	100	一般進出口及投資控股
大昌貿易行（中國）有限公司	香港	1,000	港幣 100 元	—	100	投資控股
大昌－港龍機場地勤設備服務有限公司	香港	10,000	港幣 1 元	—	70	提供機場地勤儀器維修服務
大昌貿易行工程有限公司	香港	10,000	港幣 100 元	—	100	工程服務
大昌貿易行集團有限公司	香港	21,031,837	港幣 10 元	—	100	投資控股
大昌貿易行有限公司	香港	50,000	港幣 1,000 元	—	100	投資控股；進出口及零售食品、電器用品及其他產品
株式會社大昌貿易行	日本	480,000	1,000 日圓	—	100	食品、汽車及成衣進出口；物業投資及投資控股
大昌貿易行汽車（中國）有限公司	香港	20,000	港幣 100 元	—	100	投資控股
大昌行（汽車租賃服務）有限公司	香港	10,000	港幣 10 元	—	100	汽車租賃
大昌貿易行汽車服務中心有限公司	香港	2,000	港幣 100 元	—	100	汽車維修服務
大昌貿易行汽車（日產－中國）有限公司	香港	2	港幣 10 元	—	100	汽車經銷商
大昌貿易行（新加坡）私人有限公司	新加坡	3,500,000	1 新加坡元	—	100	投資控股及食品貿易
大昌－港龍航材支援有限公司	香港	10,000	港幣 1 元	—	70	空運設備及有關零件經銷商
大昌－港龍空運設備有限公司	香港	10,000	港幣 1 元	—	49	空運貨櫃維修保養服務及有關零件銷售
大昌行食品工業有限公司	香港	2	港幣 10 元	—	100	投資控股
大昌行保健藥業有限公司	香港	100,000	港幣 100 元	—	100	分銷及零售保健及醫藥產品
大昌貿易行汽車（賓利）有限公司	香港	2	港幣 1 元	—	100	汽車經銷商
DCH Motors Ltd.	加拿大	100	加幣 1 元	—	100	汽車經銷商
Excellent Way International Ltd.	英屬處女羣島	1	1 美元	—	100	投資控股
紳迪汽車機械有限公司	香港	166,000	港幣 1 元	—	100	經銷特種用途汽車

32 主要附屬公司 *續*

名稱	註冊成立地點／主要營運地點 *法人類別	已發行股份資料 # 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
廣東精運物流有限公司（收購日期：二零零一年二月二十八日）	中華人民共和國 *中外合資經營企業	不適用	不適用	–	90	分銷
合泰汽車有限公司	香港	1,000	港幣100元	–	100	汽車經銷商
合誠汽車有限公司	香港	3,000	港幣1,000元	–	100	汽車經銷商
捷高汽車零件行有限公司	香港	1,000	港幣100元	–	100	汽車零件貿易
合迪汽車有限公司	香港	2	港幣1元	–	100	汽車經銷商
合德汽車有限公司	香港	2,000	港幣100元	–	100	汽車經銷商
合群汽車有限公司	香港	3,000	港幣1,000元	–	100	汽車經銷商
慎昌（中國）有限公司（收購日期：二零零一年二月二十八日）	香港	2	港幣10元	–	100	市場統籌服務
慎昌（廣東）有限公司（收購日期：二零零一年二月二十八日）	香港	2	港幣1元	–	100	投資控股
慎昌有限公司（收購日期：二零零一年二月二十八日）	香港	3,000	港幣100元	–	100	批發
上海大昌行食品工業有限公司	中華人民共和國 *外商獨資企業	不適用	不適用	–	100	食品加工及貿易
上海大昌江南鳳有限公司	中華人民共和國 *中外合資經營企業	不適用	不適用	–	46.06	生產及出售雞肉及有關食品
上海大昌雙滙艾波有限公司	中華人民共和國 *中外合資經營企業	不適用	不適用	–	38.5	生產及出售肉類及有關食品
上海大昌宇林餐廳有限公司	中華人民共和國 *中外合作經營企業	不適用	不適用	–	90	提供餐飲服務及售賣以熱帶雨林為主題之紀念品
合眾汽車私人有限公司	新加坡	3,000,000	1新加坡元	–	100	汽車經銷商
合眾汽車有限公司	香港	30,000	港幣100元	–	100	汽車經銷商
合眾汽車（中國）有限公司	香港	2	港幣10元	–	100	投資控股及汽車貿易
全太國際有限公司（收購日期：二零零一年二月二十八日）	香港	2	港幣1元	–	100	貿易
雲威投資控股有限公司	英屬處女羣島	100	1美元	–	62	投資醫藥業務
四川泰富物流貿易有限公司	中華人民共和國 *外商獨資企業	不適用	不適用	–	100	提供物流服務
北京大昌宇林餐廳有限公司	中華人民共和國 *中外合作經營企業	不適用	不適用	–	90	提供餐飲服務及售賣以熱帶雨林為主題之紀念品

名稱	註冊成立地點／主要營運地點 *法人類別	已發行股份資料# 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
物業						
加文有限公司	香港	2	港幣10元	–	100	物業投資
加文物業管理有限公司	香港	2	港幣1元	–	100	物業管理
Baylink Investments Limited	英屬處女羣島	1	1美元	–	100	投資控股
Borgia Limited	香港	2	港幣10元	–	100	物業投資
百匯中心管理有限公司	香港	2	港幣1元	–	100	物業管理
金醇發展有限公司	香港	2	港幣1元	–	100	物業發展
貴地有限公司	香港	2	港幣1元	–	100	物業投資
Glenridge Company Limited	香港	2	港幣10元	–	100	物業投資
Goldenburg Properties Limited	香港	1,000	港幣10元	–	70	物業投資
恒聯昌置業有限公司	香港	80,000	港幣100元	–	100	物業投資
恒聯昌物業管理有限公司	香港	2	港幣1元	–	100	物業管理
恒華昌置業有限公司	香港	50,000	港幣100元	–	100	物業投資
Jewril Limited	香港	2	港幣1元	–	100	投資控股
Kendorm Corporation	利比里亞共和國／百慕達	1	–	–	100	投資控股
Kimble Investment Limited	英屬處女羣島	1	1美元	–	100	投資控股
Kowill Investments Inc.	英屬處女羣島	1	1美元	–	100	投資控股
Lindenford Limited	香港	2	港幣10元	–	100	物業投資
領星投資有限公司	香港	2	港幣1元	–	100	物業投資
Newmarket Holdings Limited	英屬處女羣島／百慕達	2	1美元	–	100	投資控股
超儀有限公司	香港	2	港幣1元	–	100	物業投資
新景豐發展有限公司	香港	152,343,165	港幣0.10元	100	–	投資控股
Supreme Luck Investments Ltd.	英屬處女羣島	1	1美元	–	100	投資控股
Tendo Limited	香港	2	港幣10元	–	100	物業投資
裕林貨倉凍房有限公司	香港	1,000,000	港幣1元	–	100	經營凍房貨倉
財務						
Balgonie Limited	香港	2	港幣1元	100	–	融資安排
CITIC Pacific Finance (2001) Limited	英屬處女羣島	1,000	1美元	100	–	融資安排
Idealand Investment Inc.	巴拿馬共和國	100	1美元	–	100	融資安排
Top Trend Investments Holdings Corp.	英屬處女羣島／百慕達	1	1美元	100	–	融資安排
工業製造						
廣天投資有限公司	英屬處女羣島	1	1美元	–	100	投資控股
江陰興澄特種鋼鐵有限公司	中華人民共和國 *中外合資經營企業	不適用	不適用	–	55	鋼鐵生產
江陰興澄鋼材有限公司	中華人民共和國 *中外合資經營企業	不適用	不適用	–	55	鋼鐵生產
江蘇泰富興澄特殊鋼股份有限公司	中華人民共和國 *外商投資股份制企業	390,000,000	人民幣1元	–	54.72	鋼鐵生產

32 主要附屬公司 *續*

名稱	註冊成立地點／主要營運地點 *法人類別	已發行股份資料 # 股份數目	面值	持有股權 本公司 %	附屬公司 %	主要業務
科捷有限公司	英屬處女群島	1	1美元	–	100	投資控股
萬富投資有限公司	英屬處女羣島	1	1美元	–	100	投資控股
光懋控股有限公司	英屬處女羣島	1	1美元	–	100	投資控股
無錫華達電機有限公司	中華人民共和國 *中外合資經營企業	不適用	不適用	–	55	工業電機製造
其他						
中信泰富（中國）投資有限公司	中華人民共和國 *外商獨資企業	不適用	不適用	–	100	投資控股

\#　*除另有指明外，指普通股份。*

^　*無投票權遞延股份－此等股份之權利、特權及限制列載於有關公司之組織章程細則內。*

附註：於本年度，本集團以現金港幣六億一百萬元及應付賬款港幣七千三百萬元收購慎昌貿易有限公司及 CPCNet Hong Kong Limited 及其附屬公司之100%權益。因此，本集團之本年度溢利及於年度結算日之資產淨值均增加港幣二百萬元。

33 Principal Associated Companies

The following are the principal associated companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give details of other associated companies would in the opinion of the directors result in particulars of excessive length.

Name	*Place of incorporation/operation*	*Group equity interest %*	*Principal activities*
Aviation			
Cathay Pacific Airways Limited (note)	Hong Kong	25.81	Airlines and related services
Hong Kong Dragon Airlines Limited	Hong Kong	28.50	Aviation
Swire Aviation Limited	Hong Kong	33.33	Investment holding in Hong Kong Air Cargo Terminals Limited
Communications			
CITIC Guoan Co., Ltd.	People's Republic of China	50	Investment holding
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	20	Telecommunications services
Tunnels			
Eastern Harbour Crossing Company Limited	Hong Kong	50	Tunnel operation
Hong Kong Tunnels and Highways Management Company Limited	Hong Kong	35	Management, operation and maintenance of the Cross Harbour Tunnel
Western Harbour Tunnel Company Limited	Hong Kong	35	Franchise to construct and operate the Western Harbour Crossing
Environment			
Ecoserve Limited	Hong Kong	50	Design, construction and operation of refuse transfer station
Enviropace Limited	Hong Kong	20	Design, construction, operation and management of chemical waste treatment plant
Green Valley Landfill, Limited	Hong Kong	30	Landfill construction and operation
South China Transfer Limited	Hong Kong	30	Design, construction and operation of transfer station

33 Principal Associated Companies *continued*

Name	*Place of incorporation/operation*	*Group equity interest %*	*Principal activities*
Property			
Cheer First Limited	Hong Kong	40	Financing
CITIC Tower Property Management Company Limited	Hong Kong	40	Property management
Danton Investment Limited	British Virgin Islands/ Hong Kong	40	Investment holding
Festival Walk Holdings Limited	Hong Kong	50	Property investment
Goldon Investment Limited	Hong Kong	40	Property investment
Hong Kong Resort Company Limited	Hong Kong	50	Property development
Kido Profits Limited	British Virgin Islands/ Hong Kong	15	Property development
Shinta Limited	Hong Kong	20	Property investment
Sun Kong Investment Company, Limited	Hong Kong	40	Property development
Treasure Trove Limited	Hong Kong	50	Financing
Others			
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	50	Trading in cosmetic products
Way Chong Finance Limited	Hong Kong	50	Provision of hire purchase and leasing finance

Note: Extract from the published accounts of Cathay Pacific Airways Limited, a significant associated company of the Group, is shown on pages 126 and 127.

33 主要聯營公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要聯營公司。董事會認為列出其他聯營公司之詳情會令本報表過於冗長。

名稱	*註冊成立 地點／營運*	*集團持有之股權 %*	*主要業務*
航空			
國泰航空有限公司（附註）	香港	25.81	航空及有關服務
港龍航空有限公司	香港	28.50	航空業務
Swire Aviation Limited	香港	33.33	持有香港空運貨站有限公司之投資
信息業			
中信國安有限公司	中華人民共和國	50	投資控股
澳門電訊有限公司	澳門	20	電訊傳訊服務
隧道			
Eastern Harbour Crossing Company Limited	香港	50	隧道經營
香港隧道及高速公路管理有限公司	香港	35	管理、經營及保養海底隧道
香港西區隧道有限公司	香港	35	以專營權方式興建及經營西區海底隧道
環境保護			
衡業廢物轉運有限公司	香港	50	設計、興建及經營廢物轉運站
衡和化學廢料處理有限公司	香港	20	設計、興建、經營及管理化學廢料處理廠
翠谷工程有限公司	香港	30	興建及經營廢物堆填區
南華廢物轉運有限公司	香港	30	設計、興建及經營廢物轉運站

33 主要聯營公司 *續*

名稱	*註冊成立地點／營運*	*集團持有之股權 %*	*主要業務*
物業			
Cheer First Limited	香港	40	融資安排
中信大廈管理有限公司	香港	40	物業管理
Danton Investment Limited	英屬處女羣島／香港	40	投資控股
又一城控股有限公司	香港	50	物業投資
金蓬投資有限公司	香港	40	物業投資
香港興業有限公司	香港	50	物業發展
Kido Profits Limited	英屬處女羣島／香港	15	物業發展
康富達有限公司	香港	20	物業投資
新港置業有限公司	香港	40	物業發展
Treasure Trove Limited	香港	50	融資安排
其他			
資生堂大昌行化粧品有限公司	香港	50	化粧品貿易
滙昌財務有限公司	香港	50	提供租購及租賃融資

附註： 本集團之主要聯營公司國泰航空有限公司之已公佈賬目摘錄載於第 126 及 127 頁。

34 Principal Co-operative Joint Ventures

The following are the principal co-operative joint ventures of the Group, which in the opinion of the directors, principally affect the results and net assets of the Group. To give details of other co-operative joint ventures would in the opinion of the directors result in particulars of excessive length. All of the principal co-operative joint ventures have their place of incorporation and operations in the People's Republic of China.

34 主要合作合營公司

下列乃董事會認為主要影響本集團之業績及資產淨值之本集團主要合作合營公司。董事會認為列出其他合作合營公司之詳情會令本報表過於冗長。所有主要合作合營公司均以中華人民共和國為註冊及營運地點。

Name *名稱*	*Co-operative joint venture period* *合作合營公司期限*	*Group equity interest %* *集團持有之權益 %*	*Principal Activities* *主要業務*
Jiangsu Ligang Electric Power Company Limited ("Ligang") 江蘇利港電力有限公司（「利港」）	(note a) （附註 a）	56.31	Electric power plant construction and operation 發電站建築及經營
Shanghai Citic Tunnel Development Co., Ltd. (note c) 上海中信隧道發展有限公司（附註 c）	31 years from 7 October 1993 一九九三年十月七日起計三十一年	50	Tunnel construction, management and operation 隧道建築、管理及經營
Shanghai Huang Pu River Tunnel and Bridges Development Co., Ltd. (note c) 上海浦江隧橋發展有限公司（附註 c）	20 years from 1 January 1995 一九九五年一月一日起計二十年	45	Tunnel and bridges management and operation 隧道及橋樑之管理及經營
Shanghai Jian Tai Co., Ltd. (note c) 上海建泰有限公司（附註 c）	20 years from 1 January 1996 一九九六年一月一日起計二十年	45	Toll road management and operation 收費公路之管理及經營
Shanghai Xupu Bridge Development Co., Ltd. (note c) 上海徐浦大橋發展有限公司（附註 c）	20 years from 1 July 1996 一九九六年七月一日起計二十年	45	Bridge management and operation 橋樑之管理及經營
Zhengzhou Xinli Electric Power Co., Ltd. ("Xinli") 鄭州新力電力有限公司（「新力」）	(note b) （附註 b）	50	Electric power plant construction and operation 發電站建築及經營

note:

a Ligang Phase I and II are accounted for as investments of the Group as the Group's interests therein will revert to the joint venture partners in the People's Republic of China after fifteen years and twenty years respectively from the date on which the electricity generators became operational. Accordingly their results are accounted for to the extent of dividends received and receivable, less amounts amortised.

b Xinli is accounted for as investment of the Group as the Group's interest therein will revert to the joint venture partners in the People's Republic of China after fifteen years from the date on which the electricity generators became operational. Accordingly its results are accounted for to the extent of dividends received and receivable, less amounts amortised.

c The Group is guaranteed a fixed return on the investment amount of the co-operative joint ventures. Upon the expiration of the co-operation period, all the Group's interests in Shanghai Citic Tunnel Development Co., Ltd. will revert to Shanghai People's Government and all the Group's interests in the assets of the other co-operative joint ventures will revert to the joint venture partners in the People's Republic of China.

附註：

a 利港之第一期及第二期均作為本集團之投資入賬，因為該等發電站投產後分別於十五年及二十年屆滿時，本集團於該等項目之權益將會歸屬中華人民共和國之合營夥伴所有。故此，該等投資項目之業績僅計算已收及應收股息，減攤銷款額。

b 新力作為本集團之投資入賬，因為於該等發電站投資後十五年屆滿時，本集團於該項目之權益將會歸屬中華人民共和國之合營夥伴所有。故此，該投資項目之業績僅計算已收及應收股息，減攤銷款額。

c 本集團獲得於該等合作合營公司之固定投資回報之保證。合作期屆滿後，本集團於上海中信隧道發展有限公司之一切權益將會歸屬上海市人民政府所有，而本集團於其他合作合營公司名下資產之一切權益則會歸屬中華人民共和國之合營夥伴所有。

Auditors' Report to the Shareholders of CITIC Pacific Limited

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 62 to 123 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy Note 1p on page 76.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

致中信泰富有限公司

(於香港註冊成立之有限公司)

全體股東

本核數師已完成審核第62至第123頁的財務報告，該財務報告乃按照香港普遍採納的會計原則編製（刊於第76頁之會計政策附註第1p段除外）。

董事及核數師各自的責任

香港公司條例規定董事須編製真實兼公平的財務報告。在編製該等真實兼公平的財務報告時，董事必須採用適當的會計政策，並且貫徹應用該等會計政策。

本核數師的責任是根據審核之結果，對該財務報告作出獨立意見，並向股東報告。

意見的基礎

本核數師已按照香港會計師公會所頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關的憑證，亦包括評審董事於編製財務報告時所作出的重大估計和判斷，所採用的會計政策是否適合　貴公司與　貴集團的具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需的資料及解釋為目標，以便獲得充分憑證，就該等財務報告是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本核數師亦已評估該財務報告所載的資料在整體上是否足夠。本核數師相信，我們的審核工作已為下列意見提供合理的基礎。

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

意見

本核數師認為，上述財務報告足以真實兼公平地顯示　貴公司與　貴集團於二零零一年十二月三十一日結算時的財務狀況，及　貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例妥為編製。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 14 March 2002

羅兵咸永道會計師事務所
執業會計師

香港，二零零二年三月十四日

a Consolidated Profit and Loss Account

a 綜合損益賬

for the year ended 31 December 2001 截至二零零一年十二月三十一日止年度

in HK$ million	2001	2000	港幣百萬元
Turnover			**營業額**
Passenger services	20,580	22,878	客運服務
Cargo services	8,343	10,136	貨運服務
Catering and other services	1,513	1,509	航空飲食及其他服務
Total turnover	30,436	34,523	**營業總額**
Expenses			**開支**
Staff		(7,482)	員工
Route	(6,698)	(6,756)	航線
Fuel	(5,313)	(5,770)	燃料
Aircraft maintenance	(3,234)	(2,920)	飛機維修
Depreciation and operating leases	(4,968)	(4,244)	折舊及營業租賃
Commissions	(539)	(719)	佣金
Others	(1,223)	(1,343)	其他
Operating expenses	(29,604)	(29,234)	**營業開支**
Operating profit	832	5,289	**營業溢利**
Finance charges	(2,668)	(2,731)	財務支出
Finance income	2,097	2,364	財務收入
Net finance charges	(571)	(367)	財務支出淨額
Profit on sale of investments	452	-	出售投資之溢利
Share of profits of associated companies	188	279	應佔聯屬公司溢利
Profit before taxation	901	5,201	**除稅前溢利**
Taxation	(202)	(110)	稅項
Profit after taxation	699	5,091	**除稅後溢利**
Minority interests	(42)	(86)	少數股東權益
Profit attributable to shareholders	657	5,005	**股東應佔溢利**
Dividends	(1,915)	(1,585)	股息
Retained (loss)/profit for the year	(1,258)	3,420	**本年度保留（虧損）／溢利**

b Consolidated Balance Sheet
b 綜合資產負債表

At 31 December 2001 二零零一年十二月三十一日結算

in HK$ million	2001	2000	港幣百萬元
ASSETS AND LIABILITIES			**資產及負債**
Non-current assets and liabilities			**非流動資產及負債**
Fixed assets	51,660	48,548	固定資產
Intangible assets	454	411	無形資產
Investments in associated companies	1,590	1,532	於聯屬公司之投資
Other long-term receivables and investments	1,575	2,224	其他長期應收款項及投資
	55,279	52,715	
Long-term liabilities	(39,208)	(36,863)	長期負債
Related pledged security deposits	17,194	17,808	相關已抵押存款
Net long-term liabilities	(22,014)	(19,055)	長期負債淨額
Deferred taxation	(7,836)	(7,146)	遞延稅項
	(29,850)	(26,201)	
Net non-current assets	25,429	26,514	**非流動資產淨額**
Current assets and liabilities			**流動資產及負債**
Stock	587	647	存貨
Trade and other receivables	4,778	5,006	貿易及其他應收款項
Liquid funds	9,764	11,040	流動資金
	15,129	16,693	
Current portion of long-term liabilities	(3,241)	(2,918)	長期負債之流動部分
Related pledged security deposits	1,231	1,135	相關已抵押存款
Net current portion of long-term liabilities	(2,010)	(1,783)	長期負債之流動部分淨額
Trade and other payables	(4,556)	(5,619)	貿易及其他應付款額
Unearned transportation revenues	(1,965)	(2,254)	未獲運輸收益
Taxation	(626)	(620)	稅項
	(9,157)	(10,276)	
Net current assets	5,972	6,417	**流動資產淨值**
Total assets less current and non-current liabilities	31,401	32,931	**資產總額減流動及非流動負債**
Minority interests	(93)	(99)	少數股東權益
Net assets	31,308	32,832	**資產淨值**
CAPITAL AND RESERVES			**資本及儲備**
Share capital	666	670	股本
Reserves	30,642	32,162	儲備
Shareholders' funds	31,308	32,832	**股東資金**

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**	
At year end (HK$million):											*年終（港幣百萬元）：*
Shareholders' funds –	10,258	21,608	25,426	26,971	36,912	40,538	42,032	38,240	41,304	**41,637**	股東資金 –
per share *(HK$)*	8.16	11.94	12.61	13.40	17.30	19.06	19.76	17.98	18.81	**19.01**	每股 *(港幣元)*
Debt –											負債 –
debt less bank deposits	172	2,856	8,951	9,092	9,649	22,592	21,175	10,519	10,508	**10,008**	負債減銀行存款
net debt/shareholders' funds	2%	13%	35%	34%	26%	56%	50%	28%	25%	**24%**	淨負債佔股東資金
net debt/stockmarket value	1%	6%	24%	17%	10%	34%	60%	17%	17%	**26%**	淨負債佔市值
interest cover *(times)*	16	33	9	10	19	6	4	4	5	**6**	利息倍數 *(倍)*
Capital employed	11,373	25,119	35,173	36,677	47,155	63,840	64,107	56,803	57,013	**56,276**	資金運用
Fixed assets	5,097	5,951	8,884	9,045	9,929	10,472	11,765	11,916	13,433	**14,702**	固定資產
Associated companies	4,176	16,167	19,997	20,529	26,166	39,645	39,604	22,334	25,434	**25,027**	聯營公司
Investments	224	1,054	4,330	5,670	9,208	11,196	11,574	14,560	9,479	**8,449**	投資
Stockmarket capitalization	17,224	46,130	38,000	53,000	95,800	65,520	35,530	62,230	60,720	**37,993**	市值
EBITDA	1,341	2,272	1,975	4,040	4,321	5,706	4,739	4,763	5,240	**3,769**	不包括利息支出、稅項、折舊及攤銷之年內溢利
For the year (HK$million):											*年度（港幣百萬元）：*
Earnings –											盈利 –
Earnings	945	1,792	977	2,963	6,769	7,201	2,628	2,735	3,291	**2,110**	盈利
per share – *(HK$)*	0.79	1.03	0.50	1.47	3.18	3.38	1.24	1.29	1.49	**0.96**	每股 – *(港幣元)*
Dividends –											股息 –
per share – *(HK$)*											每股 – *(港幣元)*
regular	0.30	0.38	0.48	0.55	0.62	0.70	0.70	0.75	0.85	**0.80**	普通
special	–	–	–	–	0.30	0.30	–	2.00	–	**–**	特別
cover *(times)*	2.6	2.7	1.0	2.7	2.7	2.7	1.8	1.7	1.8	**1.2**	倍數 *(倍)*
Number of shareholders	10,151	6,794	7,256	6,545	6,215	8,642	14,987	13,506	9,808	**11,044**	股東總數
Number of employees	5,000	10,000	10,000	11,500	11,750	11,800	11,871	10,490	11,354	**11,733**	員工總數

Terms: **詞語：**

Capital Employed	Capital employed represents shareholders' funds plus total borrowings	資金運用	資金運用乃代表股東資金加上借款總數
Cash Contributed From All Business	Cash inflow to CITIC Pacific Ltd. from all its subsidiary companies, associated companies and other investments	所有業務之現金貢獻	中信泰富有限公司來自所有附屬公司、聯營公司及其他投資之現金流入
Total Debt	Short term and long term loans, notes and bonds	負債總額	短期及長期貸款、票據及債券
Net Debt	Total debt less cash and bank deposits	淨負債	總負債減現金及銀行存款
Shareholders' Equity	Shareholders' funds + unimpaired goodwill written off to reserves for accounting purposes	股東權益	股東資金＋按會計所需之儲備中沒有減值之商譽撇銷
Total Capital	Shareholders' equity + net debt	資本總額	股東權益＋淨負債
EBITDA	Profit for the year less interest expense, taxation, depreciation and amortisation	EBITDA	不包括利息支出、税項、折舊及攤銷之年內溢利
Contribution	Net income from each business before amortisation of goodwill, and interest and overheads paid by CITIC Pacific Ltd.	溢利貢獻	未計公司之商譽攤銷，中信泰富有限公司利息及營運開支前來自各項業務之淨收益

Ratios: **比率：**

Earnings Per Share = $\frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$

每股盈利 = $\frac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$

Shareholders' Equity Per Share = $\frac{\text{Shareholders' equity}}{\text{Total issued and fully paid shares at end of the year}}$

每股股東權益 = $\frac{\text{股東權益}}{\text{年底已發行並繳足股份總數}}$

Leverage = $\frac{\text{Net debt}}{\text{Total captial}}$

槓桿比率 = $\frac{\text{淨負債}}{\text{資本總額}}$

Cashflow Per Share = $\frac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$

每股現金流量 = $\frac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$

Interest Cover = $\frac{\text{EBITDA}}{\text{Interest expense}}$

利息倍數 = $\frac{\text{不包括利息支出、税項、折舊及攤銷之年內溢利}}{\text{利息支出}}$

as at 31 December 2001

Major Properties Held For Investment

	Address / Lot No.	Leasehold Expiry	Group's Interest %	Approximate Gross Floor Area (sq. ft.)	Existing Use
* 1.	Skyway House, 3 Sham Mong Road, Kowloon 2604/2700th shares of KIL, No. 9706 & the extension thereto	2041	100	294,158	Commercial
2.	Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street, and 2-6 Kwai Hei Street, Kwai Chung 4000/9000th shares of KCTL No. 333	2047	100	320,195	Cold Storage & Godown
3.	Honest Motors Building, 9-11, Leighton Road, Causeway Bay, Hong Kong IL No. 5431 and 5432	2880	100	47,487	Commercial
4.	Wyler Centre 1, Basement 1 & 2 and Parking Spaces Nos P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, New Territories 5779/11152th shares of and in the Remaining Portion of Kwai Chung Town Lot No. 130 and the extension thereto	2047	100	393,488	Industrial
5.	Broadway Centre, No. 93 Kwai Fuk Road, Kwai Chung, New Territories KCTL No. 435	2047	100	343,000	Godown
6.	DCH Commercial Centre, No. 25, Westlands Road, Quarry Bay, Hong Kong IL8854	2047	100	389,000	Commercial
7.	CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong IL No. 8822	2047	40	562,000	Commercial
8.	Festival Walk, Tat Chee Avenue, Yau Yat Tsuen, Kowloon NKIL No. 6181	2047	50	1,200,000	Commercial
9.	Hiro-o Garden Hills, West Hill I-1204, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	873	Residential
10.	Hiro-o Garden Hills, Centre Hill H-1403, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	2,012	Residential
11.	Hiro-o Garden Hills, South Hill D-507, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	2,264	Residential
12.	Dah Chong No. 1 Building, 12-6, Roppongi, 3-chome, Minato-ku, Tokyo, Japan	Freehold	100	34,528	Commercial & Restaurants, etc.
13.	Dah Chong No. 2 Building, B1/F-4/F, 18-2, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	Freehold	100	13,067	Commercial & Restaurants, etc.
14.	Toriizaka House 14-19, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	Freehold	100	7,352	Residential & Office

** excluding a petrol filling station on the ground floor with an ancillary storage tank in part of the basement and a storeroom on the first floor*

Major Properties Held For Development

	Location / Lot No.	Stage of Completion	Estimated Completion Date	Classification	Leasehold Expiry	Group's Interest %	Approximate Site Area (sq. ft.)	Approximate Gross Floor Area (sq. ft.)	Existing Use
1.	Lot Nos. 390Rp, 394Rp, 395, 396, 397, 399, 400, 401, 402, 405, 406, 407, 409, 410Rp, 412Rp, 413Rp, 414Rp, 416, 417, 418, 419 and 424 in D.D. No. 121 and Lot Nos. 274Rp, 278Rp, 279Rp, 282Rp, 283Rp, 284, 285, 286sB Rp, 286sB ssl and 286Rp in D.D. No. 127 Yuen Long, New Territories	N/A	N/A	N/A	2047	100	193,652	N/A	Construction Site
2.	Lot No. 3723 sD Rp in D.D. No. 104 and Lot Nos. 43A and 50 in D.D. No. 101 and Lot Nos. 1266Rp, 1267 and 1268 in D.D. No. 105, Yuen Long, New Territories	N/A	N/A	N/A	2047	40	2,449,517	N/A	Agricultural Land
3.	No. 500 and 502, Tung Chau Street, Cheung Sha Wan, Kowloon NKIL No. 4751 & 4752	N/A	N/A	N/A	2047	100	20,258	N/A	Construction Site

Major Properties Held For Sale

Address / Lot No.	Leasehold Expiry	Group's Interest %	Approximate Gross Floor Area (sq. ft.)	Existing Use
Grand Court, 109-135 Kadoorie Avenue, Kowloon Subsections 1 and 2 and the Remaining Portion of Section D of KIL No. 2657	2006	100	135,340	Residential

主要投資物業

地點／地段號數	租契屆滿期	集團權益 %	概約樓面面積（平方呎）	現金用途
* 1. 九龍深旺道3號嘉運大廈 九龍內地段第9706號及其展延部份2700份之2604份	2041	100	294,158	商業
2. 葵涌葵樂街2-28號與葵喜街2-6號裕林工業中心C座 葵涌市地段第333號9000份之4000份	2047	100	320,195	冷藏倉庫及貨倉
3. 香港銅鑼灣禮頓道9-11號 合誠汽車大廈內地段第5431及5432號	2880	100	47,487	商業
4. 新界葵涌大連排道192-210號偉倫中心第一期， 偉倫中心第二期第1及第2地庫及2樓第P50及P51號車位 葵涌市地段第130號及其伸延部份之餘段11152份之5779份	2047	100	393,488	工業
5. 新界葵涌葵福路93號百匯中心葵涌市地段第435號	2047	100	343,000	貨倉
6. 香港鰂魚涌華蘭路25號大昌行商業中心 內地段第8854號	2047	100	389,000	商業
7. 香港中環添美道1號中信大廈內地段第8822號	2047	40	562,000	商業
8. 九龍又一村達之路又一城新九龍內地段第6181號	2047	50	1,200,000	商業
9. Hiro-o Garden Hills, West Hill I-1204, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權	100	873	住宅
10. Hiro-o Garden Hills, Centre Hill H-1403, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權	100	2,012	住宅
11. Hiro-o Garden Hills, South Hill D-507, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	永久業權	100	2,264	住宅
12. Dah Chong No. 1 Building, 12-6, Roppongi, 3-chome, Minato-ku, Tokyo, Japan	永久業權	100	34,528	商業及餐廳等
13. Dah Chong No. 2 Building, B1/F-4/F, 18-2, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	永久業權	100	13,067	商業及餐廳等
14. Toriizaka House 14-19, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	永久業權	100	7,352	住宅及寫字樓

* 除地下之油站連同地庫部份之附屬儲油箱以及一樓之儲物室外

待發展之主要物業

地點／地段號數	竣工階段	估計竣工日期	類別	租契屆滿期	集團權益%	概約地盤面積（平方呎）	概約樓面面積（平方呎）	現今用途
1. 新界元朗 第121號丈量約份第390號地段之餘段、 394號地段之餘段、395、396、397、399、 400、401、402、405、406、407、409、 410號地段之餘段、412號地段之餘段、 413號地段之餘段、414號地段之餘段、 416、417、418、419及424號地段及丈量約份 第127號第274號地段之餘段、 第278號地段之餘段、279號地段之餘段、 282號地段之餘段、283號地段之餘段、 284、285、286號B段之餘段、 第286號B段第一分段及第286號地段之餘段	不適用	不適用	不適用	2047	100	193,652	不適用	建築地盤
2. 新界元朗 第104號丈量約份第3723號地段D段之餘段、第101號 丈量約份第43A及50號地段與第105號丈量約份 第1266號地段之餘段、1267及1268號地段	不適用	不適用	不適用	2047	40	2,449,517	不適用	農地
3. 九龍長沙灣通州街500及502號 新九龍內地段第4751號及4752號	不適用	不適用	不適用	2047	100	20,258	不適用	建築地盤

待發售之主要物業

地點／地段號數	租契屆滿期	集團權益 %	概約樓面面積（平方呎）	現今用途
九龍嘉道理道109-135號嘉陵大廈 九龍內地段第2657號D段第1及第2分段及餘段	2006	100	135,340	住宅

Headquarters and Registered Office
32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

總辦事處及註冊辦事處
香港中環添美道一號中信大廈三十二樓

Contact
www.citicpacific.com
Telephone: 2820 2111   Fax: 2877 2771
Email: contact@citicpacific.com

聯絡
www.citicpacific.com
電話： 2820 2111   圖文傳真： 2877 2771
電子郵件： contact@citicpacific.com

Security Information
CITIC Pacific Ltd. is listed on the Stock Exchange of Hong Kong.
American Depositary Receipts are traded over the counter in the United States.

Bloomberg: 267 HK EQUITY
Reuters: 0267. HK   ADR: CTPCY

證券資料
中信泰富有限公司在香港聯交所上市。
美國預託證券在美國以場外交易方式進行買賣。
彭博資訊： 267 HK EQUITY
路透社： 0267. HK   ADR: CTPCY

Auditors
PricewaterhouseCoopers, 22nd Floor, Prince's Building, Central, Hong Kong

核數師
羅兵咸永道會計師事務所
香港中環太子大廈二十二樓

Registrars
Tengis Limited, 4th Floor, Hutchison House, 10 Harcourt Road, Hong Kong
Telephone: 2846 9666   Fax: 2810 8185

股份登記處
登捷時有限公司
香港夏慤道十號和記大廈四樓
電話： 2846 9666   圖文傳真： 2810 8185

Company Secretary
Alice Tso Mun Wai

公司秘書
曹敏慧

Investor Relations
Holly Chen, Investor Relations Manager
Telephone: 2820 2004   Fax: 2104 6632
Email: investor.relations@citicpacific.com

投資者關係
投資者關係經理陳濛
電話： 2820 2004   圖文傳真： 2104 6632
電子郵件： investor.relations@citicpacific.com

Key Dates
Closure of Register: 3 May 2002 to 9 May 2002
Annual General Meeting: 9 May 2002, 10:30 a.m.
Island Ballroom, Level 5
Island Shangri-La
Two Pacific Place
Supreme Court Road
Hong Kong
Final Dividend payable: 15 May 2002

重要日期
截止過戶日期： 二零零二年五月三日至二零零二年五月九日
股東週年大會： 二零零二年五月九日
上午十時三十分
香港法院道太古廣場
第二期港島香格里拉酒店
五樓香島殿
派發末期股息： 二零零二年五月十五日

Cover design: A detail of a hand printed fabric design from Sichuan province. One of a series of traditional Chinese fabric patterns used on our Reports since 1995. The colours, which were indigo and white in the original, have been reinterpreted.

封面設計：圖案取材自四川傳統印染。這是本公司自一九九五年以來所採用的中國民族印染圖案主題另一演繹。原作為藍白兩色，現以其他顏色加以變化。

Cover and typographic design: Steiner&Co. 石漢瑞設計公司
Art & Production: iOne Financial Press Limited
Printed on recycled paper 再造紙印刷